The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-141244
Subject to Completion, dated March 13, 2007

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 13, 2007)

4,750,000 Shares

Common Stock

The GEO Group, Inc. is offering 4,750,000 of its shares of common stock. The GEO Group, Inc. will receive all of the net proceeds from the sale of its common stock.

Our common stock is quoted on the New York Stock Exchange under the symbol “GEO.” On March 9, 2007, the last sale price of our common stock as reported on the New York Stock Exchange was $47.40 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 712,500 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 4,750,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers and Banc of America Securities LLC, on behalf of the underwriters, expect to deliver the shares to purchasers on or about March   , 2007.

Joint Book-Running Managers

LEHMAN BROTHERS	BANC OF AMERICA SECURITIES LLC

FIRST ANALYSIS SECURITIES CORPORATION
AVONDALE PARTNERS
BNP PARIBAS
COMERICA SECURITIES
HSBC
JESUP & LAMONT
FORTIS SECURITIES

March   , 2007

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to our common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference as of the date of this prospectus supplement, on the other hand, the information in this prospectus supplement shall control. Unless otherwise expressly stated, all information in this prospectus supplement assumes that the underwriters’ option to purchase additional shares is not exercised.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any freewriting prospectus by us or on behalf of us. Neither we nor any underwriter or agent has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor any underwriter or agent is making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference

S-i

in this prospectus supplement and the accompanying prospectus is accurate only as of the date of the applicable document, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Statements contained in this prospectus supplement as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement of which the accompanying prospectus constitutes a part or to a document incorporated or deemed to be incorporated by reference in the registration statement, each of those statements being qualified in all respects by this reference.

GEO is incorporated under the laws of the state of Florida. Our principal executive offices are located at One Park Place, Suite 700, 621 Northwest 53rd Street Boca Raton, Florida 33487, and our telephone number at that address is (561) 893-0101.

S-ii

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS, PER SHARE DATA
AND MARKET AND STATISTICAL DATA

This prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements that involve risks and uncertainties, including those discussed under the caption “Risk Factors.” We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and some of these statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “anticipate,” “intend,” “contemplate,” “seek,” “plan,” “estimate,” “will,” “may,” “should” and the negative or other variations of those terms or comparable terminology or by discussion of strategy, plans or intentions. Forward-looking statements do not guarantee future performance, which may be materially different from that expressed in, or implied by, any such statements. You should not rely upon these statements as facts.

We make these statements under the protection afforded by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because we cannot predict all of the risks and uncertainties that may affect us, or control the ones we do predict, these risks and uncertainties can cause our results to differ materially from the results we express in our forward-looking statements. We undertake no obligation to, and expressly disclaim any such obligation to, update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, changes to future results over time or otherwise.

The information in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus concerning our industry, our market position and similar matters, is derived principally from publicly available information, industry publications, data compiled by market research firms and similar sources. Although we believe that this information is reliable, we have not independently verified any of this information and, accordingly, we cannot assure you that it is accurate.

Per share data presented herein reflects GEO’s recent 3-for-2 forward stock split, which became effective on October 2, 2006.

Data presented herein regarding facilities in operation and average occupancy levels excludes facilities which we own or lease but which are currently inactive. See “Risk Factors — Risks Related to Our Business and Industry.”

Data presented herein regarding the percentage of federal and state inmates held in private facilities has been obtained from publications by the U.S. Department of Justice, whose calculations regarding such data do not include federal and state prisoners held in local jails.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement or the accompanying prospectus or the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our shares of common stock. You should read this entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, including the “Risk Factors” section included in this prospectus supplement and the financial statements and related notes incorporated by reference herein, carefully before making an investment decision. Unless this prospectus supplement expressly indicates otherwise or the context otherwise requires the terms “we,” “our,” “us,” “GEO” and “the Company” refer to The GEO Group, Inc., its consolidated subsidiaries and its unconsolidated affiliates.

Our Company

Overview

We are a leading provider of government-outsourced services specializing in the management of correctional, detention, mental health and residential treatment facilities in the United States, Canada, Australia, South Africa and the United Kingdom. We operate a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers and minimum security detention centers. Our correctional and detention management services involve the provision of security, administrative, rehabilitation, education, health and food services, primarily at adult male correctional and detention facilities. Our mental health and residential treatment services, which are operated through our wholly-owned subsidiary, GEO Care, Inc., involve the delivery of quality care, innovative programming and active patient treatment, primarily at privatized state mental health facilities. We also develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency.

We currently manage approximately 48,000 total beds with an average facility occupancy rate of 97.4% for the twelve months ended December 31, 2006. We also have approximately 6,000 additional beds currently under development or pending commencement of operations, and approximately 1,000 currently inactive beds that are available to meet our clients’ potential future demand for bed space. For the twelve months ended December 31, 2006, we generated consolidated revenues of $860.9 million.

We conduct our business through three reportable business segments: our U.S. corrections segment; our international services segment; and our GEO Care segment. We have identified these three reportable segments to reflect our current view that we operate three distinct business lines, each of which constitutes a material part of our overall business. This treatment also reflects how we have discussed our business with investors and analysts. The U.S. corrections segment primarily encompasses our U.S.-based privatized corrections and detention business. The international services segment primarily consists of our privatized corrections and detention operations in South Africa, Australia and the United Kingdom. This segment also operates our recently acquired United Kingdom-based prisoner transportation business and pursues opportunities to further diversify into related foreign-based governmental-outsourced services on an ongoing basis. Our GEO Care segment, which is operated by our wholly-owned subsidiary GEO Care, Inc., comprises our privatized mental health and residential treatment services business, all of which is currently conducted in the U.S. The following provides a brief profile of our company and depicts our revenue mix by business segment for the twelve months ended December 31, 2006:

The private corrections industry has played an increasingly important role in addressing U.S. detention and correctional needs over the past five years. From year-end 2000 to year-end 2005, the number of federal inmates held at private correctional and detention facilities has increased 74.2%. At year-end 2005, the private sector housed approximately 14.4% of federal inmates. Approximately 57% of the estimated 2.2 million individuals incarcerated in the United States at year-end 2005 were held in state prisons. At year-end 2005, the private sector housed approximately 6% of all state inmates.

In addition to our strong position in the U.S. market, we are the only publicly traded U.S. correctional company with international operations. We believe that our existing international presence positions us to capitalize on growth opportunities within the private corrections and detention industry in new and established international markets.

We intend to pursue a diversified growth strategy by winning new clients and contracts, expanding our government services portfolio and pursuing selective acquisition opportunities. We achieve organic growth through competitive bidding that begins with the issuance by a government agency of a request for proposal, or RFP. We primarily rely on the RFP process for organic growth in our U.S. and international corrections operations as well as in our mental health and residential treatment services business. We believe that our long operating history and reputation have earned us credibility with both existing and prospective clients when bidding on new facility management contracts or when renewing existing contracts. Our success in the RFP process has resulted in a pipeline of new projects with significant revenue potential. In 2006, we announced ten new projects representing 4,934 beds. During 2007, we have announced four new projects representing 2,925 beds. In addition to pursuing organic growth through the RFP process, we will from time to time selectively consider the financing and construction of new facilities or expansions to existing facilities on a speculative basis without having a signed contract with a known client. We also plan to leverage our experience to expand the range of government-outsourced services that we provide. We will continue to pursue selected acquisition opportunities in our core services and other government services areas that meet our criteria for growth and profitability.

Our business was founded in 1984 as a division of The Wackenhut Corporation, or TWC, a multinational provider of global security services. We were incorporated in 1988 as a wholly-owned subsidiary of TWC. In July 1994, we became a publicly-traded company. In 2002, TWC was acquired by Group 4 Falck A/S, which became our new parent company. In July 2003, we purchased all of our common stock owned by Group 4 Falck A/S and became an independent company. In November 2003, we changed our corporate name to “The GEO Group, Inc.” We currently trade on the New York Stock Exchange under the ticker symbol “GEO.”

Competitive Advantages

We believe we enjoy the following competitive advantages:

Established Long Term Relationships with High-Quality Government Customers.  We have developed long term relationships with our government customers and have been highly successful at retaining our facility management contracts. We have provided correctional and detention management services to the U.S. Federal Government for 20 years, the State of California for 19 years, the State of Texas for approximately 19 years, various Australian state government entities for 15 years and the State of Florida for approximately 13 years. These customers accounted for approximately 55% of our consolidated revenues for the fiscal year ended December 31, 2006. Our strong operating track record has enabled us to achieve a high renewal rate for contracts, thereby providing us with a stable source of revenue. During the past three years, our clients renewed approximately 90% of the contracts that were scheduled for renewal or expiration during that period. In addition, over the same three-year period, we won approximately 62% of the total number of beds for which we responded to RFPs. In 2006, we won 100% of the eight RFPs to which we responded, representing an aggregate of 7,073 beds.

Diverse, Full-Service Facility Developer and Operator.   We have developed comprehensive expertise in the design, construction and financing of high quality correctional, detention and mental health facilities. In addition, we have extensive experience in overall facility operations, including staff recruitment, administration, facility maintenance, food service, healthcare, security, supervision, treatment and education of inmates. We believe that the breadth of our service offerings gives us the flexibility and resources to respond to customers’ needs as they develop. We believe that the relationships we foster when offering these additional services also help us win new contracts and renew existing contracts.

Unique Privatized Mental Health Growth Platform.  We are the only publicly traded U.S. corrections company currently operating in the privatized mental health and residential treatment services business. Our target market of state and county mental health hospitals represents a significant opportunity. Through our GEO Care subsidiary, we have been able to grow this business from 335 beds representing $32.6 million in revenues in 2005 to 998 beds representing $70.4 million in revenues in 2006, with annualized revenues as of year-end 2006 totaling approximately $95 million. In addition, GEO Care has been awarded two new contracts for 275 beds, one of which was activated in early March 2007, and the other of which is scheduled to be activated in April 2007. These contracts are expected to generate annual revenues of approximately $33.0 million.

Sizeable International Business.  We believe that our international presence gives us a unique competitive advantage that has contributed to our growth. Leveraging our operational excellence in the U.S., our international infrastructure allows us to aggressively target foreign opportunities that our U.S.-based competitors without overseas operations may have difficulty pursuing. Our international service business generated $103.6 million revenue in 2006, representing 12.0% of our consolidated 2006 revenues. We believe we are well positioned to continue benefiting from foreign governments’ initiatives to outsource corrections facilities.

Experienced, Proven Senior Management Team.  Our top three senior executives have over 59 years of combined industry experience, have worked together at our company for more than 15 years and have established a track record of growth and profitability. Under their leadership, our annual consolidated revenues have grown from $40.0 million in 1991 to $860.9 million in 2006. Our Chairman, CEO and Founder, George C. Zoley, is one of the pioneers of the industry, having developed and opened what we believe was one of the first privatized detention facilities in the United States in 1986. In addition to senior management, our operational and facility level management has significant operational experience and expertise.

Regional Operating Structure.  We operate three regional U.S. offices and three international offices that provide administrative oversight and support to our correctional and detention facilities and allow us to maintain close relationships with our customers and suppliers. Each of our three regional U.S. offices is responsible for the facilities located within a defined geographic area. We believe that our regional operating structure is unique within the U.S. private corrections industry and provides us with the competitive advantage of close proximity and direct access to our customers and our facilities. We believe this proximity increases our responsiveness and the quality of our contacts with our customers. We believe that this regional structure has facilitated the rapid integration of our prior acquisitions, and we also believe that our regional structure and international offices will help with the integration of any future acquisitions.

Strategies

The following are some of our key business strategies:

Provide High Quality, Essential Services at Lower Costs.  Our objective is to provide federal, state and local governmental agencies with high quality, essential services at a lower cost than they themselves could achieve. We have developed considerable expertise in the management of facility security, administration, rehabilitation, education, health and food services. Our quality is recognized through many accreditations including that of the American Correctional Association, which has certified facilities representing approximately 66% of our U.S. corrections revenue as of year-end 2006.

Maintain Disciplined Operating Approach.  We manage our business on a contract by contract basis in order to maximize our operating margins. We typically refrain from pursuing contracts that we do not believe will yield attractive profit margins in relation to the associated operational risks. In addition, we generally do not engage in facility development without having a corresponding management contract award in place, although we may opt to do so in select situations when we believe attractive business development opportunities may become available at a given location. We have also elected not to enter certain international markets with a history of economic and political instability. We believe that our strategy of emphasizing lower risk, higher profit opportunities helps us to consistently deliver strong operational performance, lower our costs and increase our overall profitability.

Expand Into Complementary Government-Outsourced Services.  We intend to capitalize on our long term relationships with governmental agencies to become a more diversified provider of government-outsourced services. These opportunities may include services which leverage our existing competencies and expertise, including the design, construction and management of large facilities, the training and management of a large workforce and our ability to service the needs and meet the requirements of government clients. We believe that government outsourcing of currently internalized functions will increase largely as a result of the public sector’s desire to maintain quality service levels amid governmental budgetary constraints. We believe that our successful expansion into the mental health and residential treatment services sector through GEO Care is an example of our ability to deliver higher quality services at lower costs in new areas of privatization.

Pursue International Growth Opportunities.  As a global provider of privatized correctional services, we are able to capitalize on opportunities to operate existing or new facilities on behalf of foreign governments. We currently have international operations in Australia, Canada, South Africa and the United Kingdom. We intend to further penetrate the current markets we operate in and to expand into new international markets which we deem attractive. For example, during the fourth quarter of 2004, we opened an office in the United Kingdom to vigorously pursue new business opportunities in England, Wales and Scotland. In March 2006, we won a contract to manage the operations of the 198-bed Campsfield House in Kidlington, United Kingdom, and began operations under this contract in the second quarter of 2006.

Selectively Pursue Acquisition Opportunities.  We consider acquisitions that are strategic in nature and enhance our geographic platform on an ongoing basis. On November 4, 2005, we acquired Correctional Services Corporation, or CSC, bringing over 8,000 additional adult correctional and detention beds under our management. On January 24, 2007, we acquired CentraCore Properties Trust, or CPT, bringing the 7,545 beds we had been leasing from CPT, as well as an additional 1,126 beds leased to third parties, under our ownership. We will continue to review acquisition opportunities that may become available in the future, both in the privatized corrections, detention, mental health and residential treatment services sectors, and in complementary government-outsourced services areas.

Industry Trends

We are encouraged by the number of opportunities that have recently developed in the privatized corrections and detention industry. We believe growth in the market for our services will benefit from the following factors:

Continued Growth of the U.S. Prison Inmate Population.  The number of inmates in the prison and jail system in the United States grew at an annual average growth rate of 3.3% from year-end 1995 to year-end

2005. The total number of U.S. inmates in custody in federal and state prisons and local jails is currently estimated at approximately 2.2 million. This sustained period of growth has been driven by a number of factors including higher incarceration rates and growth in the 14 to 24-year old population that is typically at the highest risk with regard to potential incarceration.

Illegal Immigration and Homeland Security Reform.  The ongoing efforts by the United States Department of Homeland Security to secure the nation’s borders and capture and detain illegal aliens have increased demand for cost efficient detention beds. President Bush’s 2007 budget request for 6,700 new immigration detention beds for U.S. Immigration and Customs Enforcement has been fully approved and funded, and the President’s 2008 budget includes a funding request for an additional 950 proposed beds.

Greater Federal Government Acceptance of Privatized Correctional Facilities.  The number of federal prisoners being held in private facilities has increased from 15,524 at year-end 2000 to 27,046 at year-end 2005, representing a compound annual growth rate of approximately 12%. Of the 42,202 new federal prison beds that were added over that same period, we estimate that 27% were awarded to the private sector.

Current Capacity Constraints of Public Correctional Systems.   State and federal correctional systems are experiencing overcrowding conditions and tight budget constraints. At the end of 2005, 23 state prison systems and the federal prison system were operating at or above designed detention capacity. The federal prison system, which includes the Bureau of Prisons, the United States Marshals Service, the Department of Homeland Security and U.S. Immigration and Customs Enforcement, operated at 134% of design capacity at year-end 2005. As a result, federal and state jurisdictions throughout the United States are increasingly exploring partnerships with private service providers as a cost effective alternative to the growth of their public payrolls. In California, on October 4th, 2006, the Governor declared a state of emergency due to overcrowding in the State’s correctional system. According to a press release issued by the Governor’s office, there were approximately 15,000 prisoners housed in areas not designed for living space, including gymnasiums, dayrooms and program rooms. The State is currently in litigation with the California Correctional Peace Officers Association, a California correctional officers union, over its ability to transport its overflow prison population to out-of-state locations that currently have available bed space.

Aging State and Federal Correctional Facilities.  Approximately 50% of adult prisons currently in operation in the United States are more than 30 years old and 25% to 30% of the facilities are more than 60 years old. It is likely that significant capital expenditures will be required in order to refurbish or replace outdated facilities. We believe that budget constraints will encourage prison agencies to explore outsourcing to private operations as an alternative to capital intensive projects such as prison construction.

Cost and Quality Advantages of Private Prisons.  According to several government and university studies, private prison facilities operate at a lower cost than public sector facilities. Approximately 44% of private facilities are accredited by the American Corrections Association, referred to as ACA, versus a lower percentage of public prisons. The ACA’s standards impose strict requirements with regard to accountability, response time, level of quality, safety records and general programs and services.

Growth of Privatization in International Markets.  We estimate that the capacity of privately managed adult secure institutional facilities in operation worldwide increased from approximately 60,000 beds at year end 1995 to approximately 200,000 beds at year-end 2006. The United Kingdom, Australia and South Africa have growing prison markets. The United Kingdom is the largest non-U.S. market for private prisons and through its Private Finance Initiative indicated its intentions to increase its reliance on private correctional facilities to accommodate future inmate growth.

Recent Developments

On January 24, 2007, we acquired CPT, a publicly traded real estate investment trust focused on the corrections industry, for aggregate consideration of $428.3 million, inclusive of the repayment of approximately $40.0 million in pre-existing CPT debt and the payment of approximately $20.0 million in transaction related fees and expenses. As a result of the acquisition, we gained ownership of the 7,743 beds we formerly leased from CPT, as well as an additional 1,126 beds leased to third parties. We financed the acquisition through the use of $365.0 million in borrowings under a new term loan and approximately $63.3 million in cash on hand. After giving effect to the new term loan, we have approximately $515.0 million in total consolidated long-term indebtedness, excluding non recourse debt of $131.7 million and capital lease liability balances of $16.6 million.

Corporate Information

Our principal executive offices are located at One Park Place, Suite 700, 621 Northwest 53rd Street Boca Raton, Florida 33487, and our telephone number at that address is (561) 893-0101. Our website is located at www.thegeogroupinc.com. The information on our website is not part of this prospectus supplement unless such information is specifically incorporated herein.

Forward-Looking Statements

In addition to historical information, this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein or therein contain certain statements that constitute “forward-looking statements” within this meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See “Special Note Regarding Forward-Looking Statements, Per Share Data and Market and Statistical Data” on page S-iii of this prospectus supplement.

The Offering

Unless otherwise indicated, all of the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of common stock as described below.

Common stock offered	4,750,000 shares

Common stock to be outstanding after the offering(1)	24,503,084 shares

Underwriters’ option	We have granted the underwriters a 30-day option to purchase from us up to an aggregate of 712,500 additional shares of our common stock if they sell more than 4,750,000 shares in the offering.

Use of proceeds(2)(3)	We estimate that we will receive net proceeds from this offering of approximately $212.0 million. We will retain broad discretion over the use of the net proceeds from this offering. We intend to use the net proceeds from this offering to repay $200.0 million of existing indebtedness outstanding under the term loan portion of our Senior Credit Facility and the balance for general corporate purposes.

General corporate purposes may include working capital and capital expenditures, as well as acquisitions of companies or businesses in the government services sector that meet our criteria for growth and profitability. We may also use proceeds from this offering to invest in proprietary assets relating to our business, including the development of new facilities, the expansion of current facilities and/or the acquisition of facilities or facility management contracts. Pending application of the net proceeds for these purposes, we intend to invest the net proceeds in interest-bearing short-term investment grade securities.

New York Stock Exchange symbol	GEO

Risk factors	An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page S-12 and the other information contained in this prospectus supplement prior to making an investment decision regarding our common stock.

(1)	The number of shares of common stock to be outstanding after this offering is calculated based on a total of 19,753,084 shares of common stock outstanding as of March 9, 2007 and does not include:

•	1,534,169 shares of common stock reserved and available for issuance pursuant to stock options outstanding under our stock plans as of March 9, 2007 at a weighted average exercise price of $13.96 per share; and

•	9,800 shares of common stock reserved and available for issuance as of March 9, 2007 under our stock plans.

(2)	We estimate that we will receive approximately $244.0 million in net proceeds from this offering if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We plan to write-off approximately $4.6 million in deferred financing fees associated with the origination of the term loan in connection with the repayment of indebtedness under the Senior Credit Facility.

Summary Selected Consolidated Financial Information and Other Data

The following table sets forth certain summary historical consolidated financial information and other data. The unaudited pro forma financial information for the nine months ended October 1, 2006 and the fiscal year ended January 1, 2006 combines our results of operations and certain balance sheet data with the results of operations and the same balance sheet data of CPT, as if our acquisition of CPT had occurred on January 3, 2005. See “Prospectus Supplement Summary — Recent Developments.” The unaudited pro forma financial information is derived from, and should be read in conjunction with, our unaudited financial statements and related notes appearing elsewhere in this prospectus supplement. The audited financial information for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005 are derived from, and should be read in conjunction with, our audited consolidated financial statements and related notes appearing elsewhere in this prospectus supplement.

The information contained in this table should also be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto, all included elsewhere in this prospectus supplement.

	Pro Forma (Unaudited)
	Nine Months
	Ended	Fiscal Year	Fiscal Years
	October 1, 2006	2005	2006	2005	2004
	(Dollars in thousands)

Revenues(1)
U.S. corrections	$454,626	$475,928	$612,810	$473,280	$455,947
International services	74,818	98,829	103,553	98,829	91,005
GEO Care	50,202	32,616	70,379	32,616	31,704
Other	37,104	8,175	74,140	8,175	15,338

Total revenues	616,750	615,548	860,882	612,900	593,994

Expenses
Operating expenses	490,682	518,528	718,178	540,128	495,226
Depreciation and amortization	25,058	25,596	22,235	15,876	13,898
General and administrative expenses(2)	46,316	51,983	56,268	48,958	45,879

Total expenses	562,056	596,107	796,681	604,962	555,003

Operating income	54,694	19,441	64,201	7,938	38,991

Interest income	7,865	9,262	10,687	9,154	9,568
Interest expense	(41,507)	(49,032)	(28,231)	(23,016)	(22,138)
Write-off of deferred financing fees from extinguishment of debt	(1,295)	(1,360)	(1,295)	(1,360)	(317)

Total other income (expenses)	(34,937)	(41,130)	(18,839)	(15,222)	(12,887)

Income (loss) before taxes, minority interest, earnings in affiliates and discontinued operations	19,757	(21,689)	45,362	(7,284)	26,104
Income tax expense (benefit)	7,508	(17,300)	16,505	(11,826)	8,231
Minority interest	(45)	(742)	(125)	(742)	(710)
Earnings in affiliates (net of income tax expense)	1,038	2,079	1,576	2,079	—

Earnings from continuing operations	$13,242	$(3,052)	30,308	5,879	17,163
Income (loss) from discontinued operations, net of income tax	(255)	1,127	(277)	1,127	(348)

Net income	$12,987	$(1,925)	$30,031	$7,006	$16,815

Basic earnings (loss) per common share:
Weighted average basic common shares outstanding	16,493	14,370	17,221	14,370	14,076

Income from continuing operations	$0.80	$(0.21)	$1.76	$0.41	$1.22
Income (loss) from discontinued operations	(0.02)	0.08	(0.02)	0.08	(0.03)

Net income per basic share	$0.78	$(0.13)	$1.74	$0.49	$1.19

Diluted earnings (loss) per common share:
Weighted average diluted common shares outstanding	17,124	15,015	17,872	15,015	14,607

Diluted income per share-continuing operations	$0.77	$(0.20)	$1.70	$0.39	$1.17
Diluted income (loss) per share	(0.01)	0.08	(0.02)	0.08	(0.02)

Net income per diluted share	$0.76	$(0.12)	$1.68	$0.47	$1.15

	Pro Forma (Unaudited)
	Nine Months
	Ended	Fiscal Year	Fiscal Years
	October 1, 2006	2005	2006	2005	2004
	(Dollars in thousands)

Segment information:
Operating income
U.S. corrections	$91,832	$58,286	$106,380	$44,122	$70,384
International services	5,024	10,959	8,682	10,595	13,587
GEO Care	3,932	2,317	5,996	2,317	588

Operating income from segments	100,788	71,562	121,058	57,034	84,559
Corporate expenses	(46,316)	(51,983)	(56,268)	(48,958)	(45,879)
Other	222	(138)	(589)	(138)	311

Total operating income	$54,694	$19,441	$64,201	$7,938	$38,991

Depreciation and amortization
U.S. corrections	$22,512	$22,700	$20,848	$12,980	$11,298
International services	2,136	2,601	803	2,601	2,374
GEO Care	410	295	584	295	226

Total depreciation and amortization	$25,058	$25,596	$22,235	$15,876	$13,898

Other financial information:
EBITDA(3)(4)	79,450	45,014	86,592	23,791	51,862
Capital expenditures	25,812	31,465	43,165	31,465	10,235
Lease rental expense(5)	886	2,058	25,126	23,658	23,024
Balance sheet data(6):
Cash and cash equivalents	37,152	—	111,520	57,094	92,005
Current assets	240,834	—	322,754	229,292	222,766
Total assets	1,059,621	—	743,453	639,511	480,326
Current liabilities	152,924	—	173,703	136,519	117,478
Total debt	648,560	—	305,957	376,046	242,887
Total liabilities	826,324	—	494,843	530,917	380,587
Shareholders’ equity	233,297	—	248,610	108,594	99,739
Operational data (unaudited):
Facilities in operation(7)	62	55	62	55	39
Design capacity of facilities(8)	55,483	48,370	54,548	48,370	35,981
Compensated resident mandays(9)	11,634,107	12,607,525	15,788,208	12,607,525	12,458,102

(1)	On November 4, 2005, we completed the acquisition of Correctional Services Corporation, a Florida-based provider of privatized jail, community corrections and alternative sentencing services for approximately $62.1 million in cash. Immediately following the purchase of CSC, we sold Youth Services International, Inc., or YSI, the former juvenile services division of CSC, for $3.75 million, $1.75 million in cash and $2.0 million in promissory note with an annual interest rate of 6%. The financial information included in the tables for fiscal year 2005 reflects the operations of CSC from November 4, 2005 through January 1, 2006. The following unaudited pro forma financial information combines our results of operations with the results of operations of CSC as if the acquisition of CSC had occurred on December 29, 2003, excluding the operations of YSI for the same period:

	Fiscal Years
	2005	2004

Revenues	$692,545	$670,563
Income from continuing operations	$5,719	$21,662
Net income	$4,402	$9,571
Net income per share — basic	$0.31	$0.68
Net income per share — diluted	$0.29	$0.66

(2)	Includes non-cash stock compensation expense of $0.4 million for the fiscal year ended December 31, 2006 related to the implementation of Financial Accounting Standards (“FAS”) No. 123(R). See Note 14 — “Equity Incentive Plans” and Note 1 — “Summary of Business Operations and Significant Accounting Policies — Accounting for Stock Based Compensation” in the Audited Financial Statements for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005 for further discussion.

(3)	We define EBITDA as earnings before deducting interest, income taxes, depreciation and amortization and discontinued operations. We believe that EBITDA provides useful and relevant information to our investors because it is used by our management to evaluate the operating performance of our business and compare our operating performance with that of our competitors. Management also uses EBITDA for planning purposes, including the preparation of annual operating budgets, and to determine appropriate levels of operating and capital investments. We utilize EBITDA as a useful alternative to net income as an indicator of our operating performance. However, EBITDA is not a measure of financial performance under GAAP and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income. While we believe that some of the items excluded from EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes EBITDA as an operating performance measure in conjunction with GAAP measures such as net income. Because EBITDA excludes some, but not all, items that affect net income, such as loss on extinguishment of debt, and may vary among companies, EBITDA mentioned above may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income (loss), the most directly comparable GAAP measure.

	Pro Forma
	(Unaudited)
	Nine Months
	Ended	Fiscal Year	Fiscal Years
	October 1, 2006	2005	2006	2005	2004
	(Dollars in thousands)

Net income	$12,987	$(1,925)	$30,031	$7,006	$16,815
Discontinued operations(10)	255	(1,127)	277	(1,127)	348
Interest expense, net	33,642	39,770	17,544	13,862	12,570
Income tax expense (benefit)(11)	7,508	(17,300)	16,505	(11,826)	8,231
Depreciation and amortization	25,058	25,596	22,235	15,876	13,898

EBITDA(3)(4)	$79,450	$45,014	$86,592	$23,791	$51,862

(4)	EBITDA includes the following items that, in management’s opinion, are not indicative of our core operating performance:

	Pro Forma
	(Unaudited)
	Nine Months
	Ended	Fiscal Year	Fiscal Years
	October 1, 2006	2005	2006	2005	2004
	(Dollars in thousands)

International tax benefit	$—	$(2,057)	$—	$(2,057)	$—
Insurance reduction(12)	—	(1,300)	—	(1,300)	(4,150)
Jena, Louisiana write-offs(13)	—	4,255	—	4,255	3,000
Job reclassification expenses(14)	—	400	—	400	—
Michigan correctional facility write-off(15)	—	20,859	—	20,859	—
Queens, New York contract transitioning(16)	—	798	—	798	—
Start-up expenses at certain domestic facilities(17)	1,811	977	3,298	977	—
Write-off of acquisition costs(18)	—	—	—	—	1,306
Write-off of deferred financing fees(19)	1,295	1,360	1,295	1,360	317

Total	$3,106	$25,292	$4,593	$25,292	$473

(5)	Lease rental expense consists of rental expense under our facility leases that are non-cancellable in the event of the termination of the corresponding facility management contract.

(6)	The balance sheet data for 2006 does not reflect a reduction in cash of $63.3 million, an increase in consolidated long-term debt of $365.0 million and certain other balance sheet adjustments made as a result of the completion of the acquisition of CPT on January 24, 2007. See “Prospectus Supplement Summary — Recent Developments” and “Capitalization.”

(7)	Facilities in operation consists of facilities that we currently operate pursuant to a facility management contract which currently have an inmate/resident population.

(8)	Design capacity of facilities consists of the total maximum number of beds for each facility as determined by the architectural design of the facility, and includes facilities under management and facilities for which we have received contract awards but which have not yet opened.

(9)	Compensated resident mandays are calculated as follows: for per diem rate facilities, the number of beds occupied by residents on a daily basis during the period; and for fixed rate facilities, the design capacity of the facility multiplied by the number of days the facility was in operation during the period.

(10)	Discontinued operations consist, for all periods presented, of the result of operations of (i) our former contract to manage Australia’s immigration centers, which was terminated in 2003, (ii) our former contract to manage the Auckland Central Remand Prison in New Zealand, which was terminated in 2005, and (iii) our former 72-bed private mental health hospital, Atlantic Shores Hospital, which we sold in January 2006.

(11)	Income tax expense (benefit) includes a one-time tax benefit of $2.1 million taken in 2005 as a result of a change in South African tax law, which is reflected on our income statement in equity in earnings of affiliates, net of income tax provision (benefit).

(12)	This reduction in insurance reserves is attributable to improved claims experience under our general liability and workers’ compensation insurance program, which resulted in revised actuarial loss projections in 2004 and 2005.

(13)	These write-offs were taken to cover operating losses relating to lease expense associated with our inactive facility in Jena, Louisiana in 2004 and 2005.

(14)	These costs were incurred in connection with the reclassification of certain employees from salaried status into hourly status in 2005.

(15)	This write-off is an impairment charge taken as a result of the closure of our Michigan Youth Correctional Facility in October 2005.

(16)	These costs were incurred in 2005 in connection with the transitioning of our facility in Queens, New York for use by the United States Marshals Service.

(17)	These costs relate to start-up activity at several U.S. facilities in 2005 and 2006.

(18)	This write-off was taken in 2004 when we determined that the potential acquisitions with respect to which we had incurred the deferred acquisition costs were no longer probable.

(19)	These write-offs were attributable to the refinancing of our Senior Credit Facility in 2005 and 2006 and the early repayment of $43.0 million of the term loan portion of our credit facility in 2004.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below, as well as the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, before you decide to invest in our common stock. The risks and uncertainties described below are not the only ones we face.

Risks Related to Our High Level of Indebtedness

Our significant level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

We have a significant amount of indebtedness. Our total consolidated long-term indebtedness as of December 31, 2006 was $145.0 million, excluding non recourse debt of $131.7 million and capital lease liability balances of $16.6 million. In addition, as of December 31, 2006, we had $54.5 million outstanding in letters of credit under the revolving loan portion of our senior secured credit facility. As a result, as of that date, we would have had the ability to borrow an additional approximately $45.5 million under the revolving loan portion of our Senior Credit Facility, subject to our satisfying the relevant borrowing conditions under the Senior Credit Facility with respect to the incurrence of additional indebtedness.

Additionally, on January 24, 2007, we completed the refinancing of our senior secured credit facility, referred to as the Senior Credit Facility through the execution of a Third Amended and Restated Credit Agreement, referred to as the Amended Senior Credit Facility. The Amended Senior Credit Facility consists of a $365.0 million 7-year term loan referred to as the Term Loan B, and a $150.0 million 5-year revolver, expiring September 14, 2010, referred to as the Revolver. The initial interest rate for the Term Loan B is LIBOR plus 1.50% and the Revolver would bear interest at LIBOR plus 2.25% or at the base rate plus 1.25%. On January 24, 2007, we used the $365.0 million in borrowings under the Term Loan B to finance our acquisition of CPT. After giving effect to these borrowings, we currently have approximately $515.0 million in total consolidated long-term indebtedness, excluding non recourse debt of $131.7 million and capital lease liability balances of $16.6 million. Based on our debt covenants and the amount of indebtedness we have outstanding, we currently have the ability to borrow an additional approximately $95.0 million under our Amended Senior Credit Facility.

Our substantial indebtedness could have important consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to competitors that may be less leveraged; and

•	limit our ability to borrow additional funds or refinance existing indebtedness on favorable terms.

If we are unable to meet our debt service obligations, we may need to reduce capital expenditures, restructure or refinance our indebtedness, obtain additional equity financing or sell assets. We may be unable to restructure or refinance our indebtedness, obtain additional equity financing or sell assets on satisfactory terms or at all. In addition, our ability to incur additional indebtedness will be restricted by the terms of our Amended Senior Credit Facility and the indenture governing our outstanding 8 1/4 % Senior Unsecured Notes, referred to as the Notes.

Despite current indebtedness levels, we may still incur more indebtedness, which could further exacerbate the risks described above. Future indebtedness issued pursuant to our universal shelf registration statement could have rights superior to those of our existing or future indebtedness.

The terms of the indenture governing the Notes and our Amended Senior Credit Facility restrict our ability to incur but do not prohibit us from incurring significant additional indebtedness in the future. In addition, we may refinance all or a portion of our indebtedness, including borrowings under our Amended Senior Credit Facility, and incur more indebtedness as a result. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. Additionally, on March 13, 2007, we filed a universal shelf registration statement with the SEC, which became effective immediately upon filing. The shelf registration statement provides for the offer and sale by us, from time to time, on a delayed basis of an indeterminate aggregate amount of certain of our securities, including our debt securities. Such debt securities could have rights superior to those of our existing indebtedness.

The covenants in the indenture governing the Notes and our Amended Senior Credit Facility impose significant operating and financial restrictions which may adversely affect our ability to operate our business.

The indenture governing the Notes and our Amended Senior Credit Facility impose significant operating and financial restrictions on us and certain of our subsidiaries, which we refer to as restricted subsidiaries. These restrictions limit our ability to, among other things:

•	incur additional indebtedness;

•	pay dividends and or distributions on our capital stock, repurchase, redeem or retire our capital stock, prepay subordinated indebtedness, make investments;

•	issue preferred stock of subsidiaries;

•	make certain types of investments;

•	guarantee other indebtedness;

•	create liens on our assets;

•	transfer and sell assets;

•	create or permit restrictions on the ability of our restricted subsidiaries to make dividends or make other distributions to us;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	merge or consolidate with another company or sell all or substantially all of our assets.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our Amended Senior Credit Facility requires us to maintain specified financial ratios and satisfy certain financial covenants, including maintaining maximum senior and total leverage ratios, a minimum fixed charge coverage ratio, a minimum net worth and a limit on the amount of our annual capital expenditures. Some of these financial ratios become more restrictive over the life of the Amended Senior Credit Facility. We may be required to take action to reduce our indebtedness or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Our failure to comply with any of the covenants under our Amended Senior Credit Facility and the indenture governing the Notes could cause an event of default under such documents and result in an acceleration of all of our outstanding indebtedness. If all of our outstanding indebtedness were to be accelerated, we likely would not be able to simultaneously satisfy all of our obligations under such indebtedness, which would materially adversely affect our financial condition and results of operations.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not be able to generate sufficient cash flow from operations or future borrowings may not be available to us under our Amended Senior Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness or new debt securities, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. However, we may not be able to complete such refinancing on commercially reasonable terms or at all.

Because portions of our indebtedness have floating interest rates, a general increase in interest rates will adversely affect cash flows.

Our Amended Senior Credit Facility bears interest at a variable rate. To the extent our exposure to increases in interest rates is not eliminated through interest rate protection agreements, such increases will adversely affect our cash flows. We do not currently have any interest rate protection agreements in place to protect against interest rate fluctuations related to our Amended Senior Credit Facility. Our estimated total annual interest expense based on borrowings outstanding as of January 24, 2007 reflecting the acquisition of CPT is approximately $25.1 million. Based on estimated borrowings of $365 million outstanding under the Amended Senior Credit Facility, a one percent increase in the interest rate applicable to the Senior Credit Facility will increase interest expense by $3.7 million.

In addition, effective September 18, 2003, we entered into interest rate swap agreements in the aggregate notional amount of $50.0 million. The agreements, which have payment and expiration dates that coincide with the payment and expiration terms of the Notes, effectively convert $50.0 million of the Notes into variable rate obligations. Under the agreements, we receive a fixed interest rate payment from the financial counterparties to the agreements equal to 8.25% per year calculated on the notional $50.0 million amount, while we make a variable interest rate payment to the same counterparties equal to the six-month London Interbank Offered Rate plus a fixed margin of 3.45%, also calculated on the notional $50.0 million amount. As a result, for every one percent increase in the interest rate applicable to the swap agreements, our total annual interest expense will increase by $0.5 million.

We depend on distributions from our subsidiaries to make payments on our indebtedness. These distributions may not be made.

We generate a substantial portion of our revenues from distributions on the equity interests we hold in our subsidiaries. Therefore, our ability to meet our payment obligations on our indebtedness is substantially dependent on the earnings of our subsidiaries and the payment of funds to us by our subsidiaries as dividends, loans, advances or other payments. Our subsidiaries are separate and distinct legal entities and are not obligated to make funds available for payment of our other indebtedness in the form of loans, distributions or otherwise. Our subsidiaries’ ability to make any such loans, distributions or other payments to us will depend on their earnings, business results, the terms of their existing and any future indebtedness, tax considerations and legal or contractual restrictions to which they may be subject. If our subsidiaries do not make such payments to us, our ability to repay our indebtedness may be materially adversely affected. For the fiscal year ended December 31, 2006, our subsidiaries accounted for 28.8% of our consolidated revenues, and, as of December 31, 2006, our subsidiaries accounted for 20.3% of our consolidated total assets.

Risks Related to Our Business and Industry

We are subject to the termination or non-renewal of our government contracts, which could adversely affect our results of operations and liquidity, including our ability to secure new facility management contracts from other government customers.

Governmental agencies may terminate a facility contract at any time without cause or use the possibility of termination to negotiate a lower fee for per diem rates. They also generally have the right to renew facility contracts at their option. Excluding any contractual renewal options, as of December 31, 2006, nine of our facility management contracts are scheduled to expire on or before December 31, 2007. These contracts represented 14.5% of our consolidated revenues for the fiscal year ended December 31, 2006. Some or all of these contracts may not be renewed by the corresponding governmental agency. See “Business — Government Contracts — Rebids.” In addition, governmental agencies may determine not to exercise renewal options with respect to any of our contracts in the future. In the event any of our management contracts are terminated or are not renewed on favorable terms or otherwise, we may not be able to obtain additional replacement contracts. The non-renewal or termination of any of our contracts with governmental agencies could materially adversely affect our financial condition, results of operations and liquidity, including our ability to secure new facility management contracts from other government customers.

Our growth depends on our ability to secure contracts to develop and manage new correctional and detention facilities, the demand for which is outside our control.

Our growth is generally dependent upon our ability to obtain new contracts to develop and manage new correctional and detention facilities, because contracts to manage existing public facilities have not to date typically been offered to private operators. Public sector demand for new facilities may decrease and our potential for growth will depend on a number of factors we cannot control, including overall economic conditions, crime rates and sentencing patterns in jurisdictions in which we operate, governmental and public acceptance of the concept of privatization, and the number of facilities available for privatization.

The demand for our facilities and services could be adversely affected by the relaxation of criminal enforcement efforts, leniency in conviction and sentencing practices, or through the decriminalization of certain activities that are currently proscribed by criminal laws. For instance, any changes with respect to the decriminalization of drugs and controlled substances or a loosening of immigration laws could affect the number of persons arrested, convicted, sentenced and incarcerated, thereby potentially reducing demand for correctional facilities to house them. Similarly, reductions in crime rates could lead to reductions in arrests, convictions and sentences requiring incarceration at correctional facilities.

We may not be able to secure financing and land for new facilities, which could adversely affect our results of operations and future growth.

In certain cases, the development and construction of facilities by us is subject to obtaining construction financing. Such financing may be obtained through a variety of means, including without limitation, the sale of tax-exempt or taxable bonds or other obligations or direct governmental appropriations. The sale of tax-exempt or taxable bonds or other obligations may be adversely affected by changes in applicable tax laws or adverse changes in the market for tax-exempt or taxable bonds or other obligations.

Moreover, certain jurisdictions, including California, where we have a significant amount of operations, have in the past required successful bidders to make a significant capital investment in connection with the financing of a particular project. If this trend were to continue in the future, we may not be able to obtain sufficient capital resources when needed to compete effectively for facility management contacts. Additionally, our success in obtaining new awards and contracts may depend, in part, upon our ability to locate land that can be leased or acquired under favorable terms. Otherwise desirable locations may be in or near populated areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. Our inability to secure financing and desirable locations for new facilities could adversely affect our results of operations and future growth.

We depend on a limited number of governmental customers for a significant portion of our revenues. The loss of, or a significant decrease in business from, these customers could seriously harm our financial condition and results of operations.

We currently derive, and expect to continue to derive, a significant portion of our revenues from a limited number of governmental agencies. Of our 30 governmental clients, six customers accounted for over 50% of our consolidated revenues for the fiscal year ended December 31, 2006. In addition, the three federal governmental agencies with correctional and detention responsibilities, the Bureau of Prisons, U.S. Immigration and Customs Enforcement, which we refer to as ICE, and the Marshals Service, accounted for approximately 29.5% of our total consolidated revenues for the fiscal year ended December 31, 2006, with the Bureau of Prisons accounting for approximately 9.8% of our total consolidated revenues for such period, the Marshals Service accounting for approximately 9.6% of our total consolidated revenues for such period, and ICE accounting for approximately 10.1% of our total consolidated revenues for such period. The loss of, or a significant decrease in, business from the Bureau of Prisons, ICE, or the U.S. Marshals Service or any other significant customers could seriously harm our financial condition and results of operations. We expect to continue to depend upon these federal agencies and a relatively small group of other governmental customers for a significant percentage of our revenues.

A decrease in occupancy levels could cause a decrease in revenues and profitability.

While a substantial portion of our cost structure is generally fixed, a significant portion of our revenues are generated under facility management contracts which provide for per diem payments based upon daily occupancy. We are dependent upon the governmental agencies with which we have contracts to provide inmates for our managed facilities. We cannot control occupancy levels at our managed facilities. Under a per diem rate structure, a decrease in our occupancy rates could cause a decrease in revenues and profitability. When combined with relatively fixed costs for operating each facility, regardless of the occupancy level, a decrease in occupancy levels could have a material adverse effect on our profitability.

Competition for inmates may adversely affect the profitability of our business.

We compete with government entities and other private operators on the basis of cost, quality and range of services offered, experience in managing facilities, and reputation of management and personnel. Barriers to entering the market for the management of correctional and detention facilities may not be sufficient to limit additional competition in our industry. In addition, our government customers may assume the management of a facility currently managed by us upon the termination of the corresponding management contract or, if such customers have capacity at the facilities which they operate, they may take inmates currently housed in our facilities and transfer them to government operated facilities. Since we are paid on a per diem basis with no minimum guaranteed occupancy under most of our contracts, the loss of such inmates and resulting decrease in occupancy would cause a decrease in both our revenues and our profitability.

We are dependent on government appropriations, which may not be made on a timely basis or at all.

Our cash flow is subject to the receipt of sufficient funding of and timely payment by contracting governmental entities. If the contracting governmental agency does not receive sufficient appropriations to cover its contractual obligations, it may terminate our contract or delay or reduce payment to us. Any delays in payment, or the termination of a contract, could have a material adverse effect on our cash flow and financial condition, which may make it difficult to satisfy our payment obligations on our indebtedness, including the Notes and the Senior Credit Facility, in a timely manner. The Governor of the State of Michigan’s veto in October 2005 of appropriations for our Michigan Correctional Facility in October 2005 is an example of this risk. See “Business — Legal Proceedings.” In addition, as a result of, among other things, recent economic developments, federal, state and local governments have encountered, and may continue to encounter, unusual budgetary constraints. As a result, a number of state and local governments are under pressure to control additional spending or reduce current levels of spending. Accordingly, we may be requested in the future to reduce our existing per diem contract rates or forego prospective increases to those rates. In addition, it may become more difficult to renew our existing contracts on favorable terms or at all.

Public resistance to privatization of correctional and detention facilities could result in our inability to obtain new contracts or the loss of existing contracts, which could have a material adverse effect on our business, financial condition and results of operations.

The management and operation of correctional and detention facilities by private entities has not achieved complete acceptance by either governments or the public. Some governmental agencies have limitations on their ability to delegate their traditional management responsibilities for correctional and detention facilities to private companies and additional legislative changes or prohibitions could occur that further increase these limitations. In addition, the movement toward privatization of correctional and detention facilities has encountered resistance from groups, such as labor unions, that believe that correctional and detention facilities should only be operated by governmental agencies. Changes in dominant political parties could also result in significant changes to previously established views of privatization. Increased public resistance to the privatization of correctional and detention facilities in any of the markets in which we operate, as a result of these or other factors, could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity may negatively impact our ability to retain existing contracts and obtain new contracts. Our business is subject to public scrutiny.

Any negative publicity about an escape, riot or other disturbance or perceived poor conditions at a privately managed facility may result in publicity adverse to us and the private corrections industry in general. Any of these occurrences or continued trends may make it more difficult for us to renew existing contracts or to obtain new contracts or could result in the termination of an existing contract or the closure of one of our facilities, which could have a material adverse effect on our business.

We may incur significant start-up and operating costs on new contracts before receiving related revenues, which may impact our cash flows and not be recouped.

When we are awarded a contract to manage a facility, we may incur significant start-up and operating expenses, including the cost of constructing the facility, purchasing equipment and staffing the facility, before we receive any payments under the contract. These expenditures could result in a significant reduction in our cash reserves and may make it more difficult for us to meet other cash obligations, including our payment obligations on the Notes and the Amended Senior Credit Facility. In addition, a contract may be terminated prior to its scheduled expiration and as a result we may not recover these expenditures or realize any return on our investment.

Failure to comply with extensive government regulation and applicable contractual requirements could have a material adverse effect on our business, financial condition or results of operations.

The industry in which we operate is subject to extensive federal, state and local regulations, including educational, environmental, health care and safety regulations, which are administered by many regulatory authorities. Some of the regulations are unique to the corrections industry, and the combination of regulations affects all areas of our operations. Facility management contracts typically include reporting requirements, supervision and on-site monitoring by representatives of the contracting governmental agencies. Corrections officers and juvenile care workers are customarily required to meet certain training standards and, in some instances, facility personnel are required to be licensed and are subject to background investigations. Certain jurisdictions also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. We may not always successfully comply with these and other regulations to which we are subject and failure to comply can result in material penalties or the non-renewal or termination of facility management contracts. In addition, changes in existing regulations could require us to substantially modify the manner in which we conduct our business and, therefore, could have a material adverse effect on us.

In addition, private prison managers are increasingly subject to government legislation and regulation attempting to restrict the ability of private prison managers to house certain types of inmates, such as inmates from other jurisdictions or inmates at medium or higher security levels. Legislation has been enacted in several states, and has previously been proposed in the United States House of Representatives, containing such restrictions. Although we do not believe that existing legislation will have a material adverse effect on us, future legislation may have such an effect on us.

Governmental agencies may investigate and audit our contracts and, if any improprieties are found, we may be required to refund amounts we have received, to forego anticipated revenues and we may be subject to penalties and sanctions, including prohibitions on our bidding in response to Requests for Proposals, or RFPs, from governmental agencies to manage correctional facilities. Governmental agencies we contract with have the authority to audit and investigate our contracts with them. As part of that process, governmental agencies may review our performance of the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. For contracts that actually or effectively provide for certain reimbursement of expenses, if an agency determines that we have improperly allocated costs to a specific contract, we may not be reimbursed for those costs, and we could be required to refund the amount of any such costs that have been reimbursed. If a government audit asserts improper or illegal activities by us, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with certain governmental entities. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions.

We may face community opposition to facility location, which may adversely affect our ability to obtain new contracts.

Our success in obtaining new awards and contracts sometimes depends, in part, upon our ability to locate land that can be leased or acquired, on economically favorable terms, by us or other entities working with us in conjunction with our proposal to construct and/or manage a facility. Some locations may be in or near populous areas and, therefore, may generate legal action or other forms of opposition from residents in areas surrounding a proposed site. When we select the intended project site, we attempt to conduct business in communities where local leaders and residents generally support the establishment of a privatized correctional or detention facility. Future efforts to find suitable host communities may not be successful. In many cases, the site selection is made by the contracting governmental entity. In such cases, site selection may be made for reasons related to political and/or economic development interests and may lead to the selection of sites that have less favorable environments.

Our business operations expose us to various liabilities for which we may not have adequate insurance.

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance. However, the insurance we maintain to cover the various liabilities to which we are exposed may not be adequate. Any losses relating to matters for which we are either uninsured or for which we do not have adequate insurance could have a material adverse effect on our business, financial condition or results of operations. In addition, any losses relating to employment matters could have a material adverse effect on our business, financial condition or results of operations.

Claims for which we are insured arising from our U.S. operations that have an occurrence date of October 1, 2002 or earlier are handled by TWC and are commercially insured up to an aggregate limit of between $25.0 million and $50.0 million, depending on the nature of the claim and the applicable policy terms and conditions. With respect to claims for which we are insured arising after October 1, 2002, we maintain a general liability policy for all U.S. corrections operations with $52.0 million per occurrence and in the aggregate. On October 1, 2004, we increased our deductible on this general liability policy from $1.0 million to $3.0 million for each claim which occurs after October 1, 2004. We also maintain insurance to cover property and casualty risks, workers’ compensation, medical malpractice, environmental liability and automobile liability. Our Australian subsidiary is required to carry tail insurance on a general liability policy providing an extended reporting period through 2011 related to a discontinued contract. We also carry various types of insurance with respect to our operations in South Africa, the United Kingdom and Australia. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed.

Since our insurance policies generally have high deductible amounts (including a $3.0 million per claim deductible under our general liability and auto liability policies and a $2.0 million per claim deductible under our workers’ compensation policy), losses are recorded as reported and a provision is made to cover losses incurred but not reported. Loss reserves are undiscounted and are computed based on independent actuarial studies. Our management uses judgments in assessing loss estimates based on actuarial studies, which include actual claim amounts and loss development based on both GEO’s own historical experience and industry experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition and results of operations could be materially impacted.

Certain GEO facilities located in Florida and determined by insurers to be in high-risk hurricane areas carry substantial windstorm deductibles of up to $3.0 million. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California may prevent us from insuring our facilities to full replacement value.

We may not be able to obtain or maintain the insurance levels required by our government contracts.

Our government contracts require us to obtain and maintain specified insurance levels. The occurrence of any events specific to our company or to our industry, or a general rise in insurance rates, could substantially increase our costs of obtaining or maintaining the levels of insurance required under our government contracts, or prevent us from obtaining or maintaining such insurance altogether. If we are unable to obtain or maintain the required insurance levels, our ability to win new government contracts, renew government contracts that have expired and retain existing government contracts could be significantly impaired, which could have a material adverse affect on our business, financial condition and results of operations.

Our international operations expose us to risks which could materially adversely affect our financial condition and results of operations.

For the fiscal year ended December 31, 2006, our international operations accounted for approximately 12% of our consolidated revenues. We face risks associated with our operations outside the U.S. These risks include, among others, political and economic instability, exchange rate fluctuations, taxes, duties and the laws or regulations in those foreign jurisdictions in which we operate. In the event that we experience any difficulties arising from our operations in foreign markets, our business, financial condition and results of operations may be materially adversely affected.

We conduct certain of our operations through joint ventures, which may lead to disagreements with our joint venture partners and adversely affect our interest in the joint ventures.

We conduct substantially all of our operations in South Africa through joint ventures with third parties and may enter into additional joint ventures in the future. Our joint venture agreements generally provide that the joint venture partners will equally share voting control on all significant matters to come before the joint venture. Our joint venture partners may have interests that are different from ours which may result in conflicting views as to the conduct of the business of the joint venture. In the event that we have a disagreement with a joint venture partner as to the resolution of a particular issue to come before the joint venture, or as to the management or conduct of the business of the joint venture in general, we may not be able to resolve such disagreement in our favor and such disagreement could have a material adverse effect on our interest in the joint venture or the business of the joint venture in general.

We are dependent upon our senior management and our ability to attract and retain sufficient qualified personnel.

We are dependent upon the continued service of each member of our senior management team, including George C. Zoley, our Chairman, CEO and Founder, Wayne H. Calabrese, our Vice Chairman, President and COO, and John G. O’Rourke, our Chief Financial Officer. Under the terms of their retirement agreements, each of these executives is currently eligible to retire at any time from GEO and receive significant lump sum retirement payments. The unexpected loss of any of these individuals could materially adversely affect our business, financial condition or results of operations. We do not maintain key-man life insurance to protect against the loss of any of these individuals.

In addition, the services we provide are labor-intensive. When we are awarded a facility management contract or open a new facility, we must hire operating management, correctional officers and other personnel. The success of our business requires that we attract, develop and retain these personnel. Our inability to hire sufficient qualified personnel on a timely basis or the loss of significant numbers of personnel at existing facilities could have a material effect on our business, financial condition or results of operations.

Our profitability may be materially adversely affected by inflation.

Many of our facility management contracts provide for fixed management fees or fees that increase by only small amounts during their terms. While a substantial portion of our cost structure is generally fixed, if, due to inflation or other causes, our operating expenses, such as costs relating to personnel, utilities, insurance, medical and food, increase at rates faster than increases, if any, in our facility management fees, then our profitability could be materially adversely affected.

Various risks associated with the ownership of real estate may increase costs, expose us to uninsured losses and adversely affect our financial condition and results of operations.

Our ownership of correctional and detention facilities subjects us to risks typically associated with investments in real estate. Investments in real estate, and in particular, correctional and detention facilities, are relatively illiquid and, therefore, our ability to divest ourselves of one or more of our facilities promptly in response to changed conditions is limited. Investments in correctional and detention facilities, in particular, subject us to risks involving potential exposure to environmental liability and uninsured loss. Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. In addition, although we maintain insurance for many types of losses, there are certain types of losses, such as losses from earthquakes, riots and acts of terrorism, which may be either uninsurable or for which it may not be economically feasible to obtain insurance coverage, in light of the substantial costs associated with such insurance. As a result, we could lose both our capital invested in, and anticipated profits from, one or more of the facilities we own. Further, even if we have insurance for a particular loss, we may experience losses that may exceed the limits of our coverage.

Risks related to facility construction and development activities may increase our costs related to such activities.

When we are engaged to perform construction and design services for a facility, we typically act as the primary contractor and subcontract with other companies who act as the general contractors. As primary contractor, we are subject to the various risks associated with construction (including, without limitation, shortages of labor and materials, work stoppages, labor disputes and weather interference) which could cause construction delays. In addition, we are subject to the risk that the general contractor will be unable to complete construction at the budgeted costs or be unable to fund any excess construction costs, even though we typically require general contractors to post construction bonds and insurance. Under such contracts, we are ultimately liable for all late delivery penalties and cost overruns.

The rising cost and increasing difficulty of obtaining adequate levels of surety credit on favorable terms could adversely affect our operating results.

We are often required to post performance bonds issued by a surety company as a condition to bidding on or being awarded a facility development contract. Availability and pricing of these surety commitments is subject to general market and industry conditions, among other factors. Recent events in the economy have caused the surety market to become unsettled, causing many reinsurers and sureties to reevaluate their commitment levels and required returns. As a result, surety bond premiums generally are increasing. If we are unable to effectively pass along the higher surety costs to our customers, any increase in surety costs could adversely affect our operating results. In addition, we may not continue to have access to surety credit or be able to secure bonds economically, without additional collateral, or at the levels required for any potential facility development or contract bids. If we are unable to obtain adequate levels of surety credit on favorable terms, we would have to rely upon letters of credit under our Senior Credit Facility, which would entail higher costs even if such borrowing capacity was available when desired, and our ability to bid for or obtain new contracts could be impaired.

We may not be able to successfully identify, consummate or integrate acquisitions.

We have an active acquisition program, the objective of which is to identify suitable acquisition targets that will enhance our growth. The pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms satisfactory to us. We will incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions. Additionally, even if we are able to acquire suitable targets on agreeable terms, we may not be able to successfully integrate their operations with ours. We may also assume liabilities in connection with acquisitions that we would otherwise not be exposed to.

Risks Related to our Common Stock

Fluctuations in the stock market as well as general economic, market and industry conditions may harm the market price of our common stock.

The market price of our common stock has been subject to significant fluctuation. The market price of our common stock may continue to be subject to significant fluctuations in response to operating results and other factors, including:

•	actual or anticipated quarterly fluctuations in our financial results, particularly if they differ from investors’ expectations;

•	changes in financial estimates and recommendations by securities analysts;

•	general economic, market and political conditions, including war or acts of terrorism, not related to our business;

•	actions of our competitors and changes in the market valuations, strategy and capability of our competitors;

•	our ability to successfully integrate acquisitions and consolidations; and

•	changes in the prospects of the privatized corrections and detention industry.

In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, may harm the market price of our common stock, regardless of our operating results.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock that we may issue and our ability to raise funds in new securities offerings.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. We cannot predict the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering.

Our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Currently, we intend to use the net proceeds from this offering to repay existing indebtedness outstanding under our Senior Credit Facility and for general corporate purposes. However, our management will have the ability to change the application of the proceeds of this offering at any time without shareholder approval. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

Various anti-takeover protections applicable to us may make an acquisition of us more difficult and reduce the market value of our common stock.

We are a Florida corporation and the anti-takeover provisions of Florida law impose various impediments to the ability of a third party to acquire control of our company, even if a change of control would be beneficial to our shareholders. In addition, provisions of our articles of incorporation may make an acquisition of us more difficult. Our articles of incorporation authorize the issuance by our board of directors of “blank check” preferred stock without shareholder approval. Such shares of preferred stock could be given voting rights, dividend rights, liquidation rights or other similar rights superior to those of our common stock, making a takeover of us more difficult and expensive. We also have adopted a shareholder rights plan, commonly known as a “poison pill,” which could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company and, accordingly, could discourage potential acquirors. In addition to discouraging takeovers, the anti-takeover provisions of Florida law and our articles of incorporation, as well as our shareholder rights plan, may have the impact of reducing the market value of our common stock.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock.

If we fail to maintain the adequacy of our internal controls, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain effective internal controls could have an adverse effect on the price of our common stock.

We may issue additional debt securities that could limit our operating flexibility and negatively affect the value of our common stock.

In the future, we may issue additional debt securities which may be governed by an indenture or other instrument containing covenants that could place restrictions on the operation of our business and the execution of our business strategy in addition to the restrictions on our business already contained in the agreements governing our existing debt. In addition, we may choose to issue debt that is convertible or exchangeable for other securities, including our common stock, or that has rights, preferences and privileges senior to our common stock. Because any decision to issue debt securities will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future debt financings and we may be required to accept unfavorable terms for any such financings. Accordingly, any future issuance of debt could dilute the interest of holders of our common stock and reduce the value of our common stock.

Because we do not intend to pay dividends, shareholders will benefit from an investment in our common stock only if it appreciates in value.

We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which shareholders purchase their shares.

New investors in our common stock will experience immediate and substantial dilution.

The offering price to the public is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $30.59 in net tangible book value per share of common stock, at a public offering price of $47.40 per share.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $212.0 million, or approximately $244.0 million if the underwriters exercise their option to purchase additional shares in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will retain broad discretion over the use of the net proceeds from this offering. We intend to use the net proceeds from this offering to repay $200.0 million of existing indebtedness outstanding under the term loan portion of our Senior Credit Facility and the balance for general corporate purposes. The term loan has a seven-year term expiring in 2014 and bears interest at a rate of LIBOR plus 1.50%. For a further description of the material terms of our Senior Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Liquidity and Capital Resources.”

General corporate purposes may include working capital and capital expenditures, as well as acquisitions of companies or businesses in the government-outsourced services sector that meet our criteria for growth and profitability. We may also use proceeds from this offering to invest in proprietary assets relating to our business, including the development of new facilities, the expansion of current facilities and/or the acquisition of facilities or facility management contracts. Pending application of the net proceeds for these purposes, we intend to invest the net proceeds in interest-bearing short-term investment grade securities.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis, and

•	on a pro forma basis to give effect to the completion of our CPT acquisition on January 24, 2007, including the use of $63.3 million in cash and the incurrence of $365.0 million in new term loan borrowings under our Senior Credit Facility in connection with the completion of the acquisition of CPT; and

•	on a pro forma as adjusted basis to give effect to the sale of 4.75 million shares of our common stock in this offering at an assumed offering price of $47.40 per share and our receipt of approximately $211.9 million of net proceeds, after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us.

	December 31, 2006(1)
			Pro Forma
		Pro Forma	As adjusted
		for CPT	for this
	Actual	Acquisition	offering
	(in thousands, except per share data)

Cash and cash equivalents	$111,520	$48,235	$60,128

Long-term debt
Senior Term Loan(2)	—	365,000	165,000
Senior Unsecured 8 1/4% Notes	150,000	150,000	150,000
Discount on Senior Unsecured 8 1/4% Notes	(3,376)	(3,376)	(3,376)
Interest Rate Swap on Senior Unsecured 8 1/4% Notes	(1,736)	(1,736)	(1,736)
Other	111	111	111

	144,999	509,999	309,999

Capital Lease Obligations	17,405	17,405	17,405
Non Recourse Debt	143,553	143,553	143,553

Total Long-term obligations	305,957	670,957	470,957

Stockholders’ equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued or outstanding	—	—	—
Common stock, $0.01 par value, 45,000,000 shares authorized, 33,248,584 shares issued and 19,748,584 outstanding, and 24,498,584 shares outstanding as adjusted	197	197	245
Additional paid-in capital	143,233	143,233	302,876
Retained earnings	201,697	201,697	201,697
Accumulated other comprehensive loss	2,393	2,393	2,393
Treasury stock, 13,500,000 shares, 8,750,000 shares as adjusted(3)	(98,910)	(98,910)	(46,708)

Total stockholders’ equity	248,610	248,610	460,503

Total capitalization	$554,567	$919,567	$931,460

(1)	You should read this table in conjunction with the financial statements incorporated by reference in this prospectus supplement and the related notes thereto, the pro forma financial data included in this prospectus supplement and the related notes thereto and the section of this prospectus supplement entitled “Use of Proceeds.”

(2)	We plan to write-off approximately $4.6 million in deferred financing fees associated with the origination of the term loan in connection with the repayment of indebtedness under the Senior Credit Facility.

(3)	We intend to issue the shares in this offering from treasury stock.

COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

Our common stock is quoted on the New York Stock Exchange under the ticker symbol “GEO.” The following table sets forth the high and low closing sale prices per share of our common stock as reported on the New York Stock Exchange for each of the four quarters of fiscal years 2006 and 2005, after giving effect to our 3-for-2 forward stock split which became effective on October 2, 2006.

	High	Low

2006
First Quarter	$22.23	$14.74
Second Quarter	26.44	21.53
Third Quarter	30.68	21.92
Fourth Quarter	40.00	28.21
2005
First Quarter	21.47	17.07
Second Quarter	19.15	15.35
Third Quarter	19.30	16.77
Fourth Quarter	17.07	13.81

On March 9, 2007, the last sale price of our common stock as reported on the New York Stock Exchange was $47.40 per share.

We currently intend to retain all available cash to finance our operations and do not intend to declare or pay cash dividends on our shares of common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. In addition, the indenture governing our Notes and our Senior Credit Facility also place material restrictions on our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition” for a further description of these restrictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, but not limited to, those described under “Risk Factors,” and “Special Note Regarding Forward-Looking Statements, Per Share Data and Market and Statistical Data.” The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

We are a leading provider of government-outsourced services specializing in the management of correctional, detention and mental health and residential treatment facilities in the United States, Australia, South Africa, the United Kingdom and Canada. We operate a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers and mental health and residential treatment facilities. Our correctional and detention management services involve the provision of security, administrative, rehabilitation, education, health and food services, primarily at adult male correctional and detention facilities. Our mental health and residential treatment services involve the delivery of quality care, innovative programming and active patient treatment, primarily at privatized state mental health. We also develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency.

Our business was founded in 1984 as a division of The Wackenhut Corporation, or TWC, a multinational provider of global security services. We were incorporated in 1988 as a wholly-owned subsidiary of TWC. In July 1994, we became a publicly-traded company. In 2002, TWC was acquired by Group 4 Falck A/S, which became our new parent company. In July 2003, we purchased all of our common stock owned by Group 4 Falck A/S and became an independent company. In November 2003, we changed our corporate name to ”The GEO Group, Inc.” We currently trade on the New York Stock Exchange under the ticker symbol “GEO.”

As of December 31, 2006, we operated a total of 62 correctional, detention and mental health and residential treatment facilities and had over 54,000 beds under management or for which we had been awarded contracts. We maintained an average facility occupancy rate of 97.4% for the fiscal year ended December 31, 2006. For the fiscal year ended December 31, 2006, we had consolidated revenues of $860.9 million and consolidated operating income of $64.2 million.

Recent Developments

On September 20, 2006, we entered into an Agreement and Plan of Merger by and among us and CentraCore Properties Trust, which we refer to as CPT. On January 24, 2007, we completed the acquisition of CPT pursuant to the Agreement and Plan of Merger, dated as of September 19, 2006, referred to as the Merger Agreement, by and among us, GEO Acquisition II, Inc., a direct wholly-owned subsidiary of GEO, and CPT. Under the terms of the Merger Agreement, CPT merged with and into GEO Acquisition II, Inc., referred to as the Merger, with GEO Acquisition II, Inc., being the surviving corporation of the Merger.

As a result of the Merger, each share of common stock of CPT was converted into the right to receive $32.5826 in cash, inclusive of a pro-rated dividend for all quarters or partial quarters for which CPT’s dividend had not yet been paid as of the closing date. In addition, each outstanding option to purchase CPT common stock having an exercise price less than $32.00 per share was converted into the right to receive the difference between $32.00 per share and the exercise price per share of the option, multiplied by the total number of shares of CPT common stock subject to the option. We paid an aggregate purchase price of approximately $428.3 million for the acquisition of CPT, inclusive of the payment of approximately $367.6 million in exchange for the common stock and the options, the repayment of approximately $40.0 million in CPT debt and the payment of approximately $20.0 million in transaction related fees and expenses. We financed the acquisition through the use of $365.0 million in new borrowings under a new Term Loan B and approximately $63.3 million in cash on hand. As a result of the acquisition we will no longer have ongoing lease expense related to the properties we previously leased from CPT. However, we will have increased depreciation expense reflecting our ownership of the properties and higher interest expense as a result of borrowings used to fund the acquisition.

RSI Acquisition

On October 13, 2006, we acquired United Kingdom based Recruitment Solutions International (RSI) for approximately $2.3 million plus transaction related expenses. RSI is a privately-held provider of transportation services to The Home Office Nationality and Immigration Directorate. The acquisition of RSI did not materially impact 2006 results of operations.

CSC Acquisition

On November 4, 2005, we completed the acquisition of Correctional Services Corporation, or CSC, a Florida-based provider of privatized corrections/detention, community corrections and alternative sentencing services. The acquisition was completed through the merger of CSC into GEO Acquisition, Inc., a wholly owned subsidiary of GEO, referred to as the Merger. Under the terms of the Merger, we acquired 100% of the 10.2 million outstanding shares of CSC common stock for $6.00 per share, or approximately $62.1 million in cash. As a result of the Merger, we became responsible for supervising the operation of the 16 adult correctional/detention facilities, totaling 8,037 beds, formerly run by CSC. Immediately following the purchase of CSC, we sold Youth Services International, Inc., (YSI) the former juvenile services division of CSC, for $3.75 million, $1.75 million of which was paid in cash and the remaining $2.0 million of which will be paid in the form of a promissory note accruing interest at a rate of 6% per annum. During 2006, in connection with the CSC acquisition and related sale of YSI, we received approximately $2.0 million in additional sales proceeds, $1.5 million in cash and $0.5 million as additional promissory note, based on an unresolved matter relating to the closing balance sheet of YSI. This reduced goodwill by $2.0 million. The financial information included in the discussion below for fiscal year 2005 reflects the operations of CSC from November 4, 2005 through January 1, 2006.

Recent Financings

On January 24, 2007, we completed the refinancing of our Senior Credit Facility through the execution of the Amended Senior Credit Facility. The Amended Senior Credit Facility consists of a $365.0 million 7-year term loan referred to as the Term Loan B and a $150 million 5-year revolver, referred to as the Revolver. The initial interest rate for the Term Loan B is LIBOR plus 1.50% and the Revolver would bear interest at LIBOR plus 2.25% or at the base rate plus 1.25%. On January 24, 2007, GEO used the $365 million in borrowings under the Term Loan B to finance GEO’s acquisition of CPT. See this “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Cash and Liquidity” for further discussion of the Amended Senior Credit facility.

On June 12, 2006, we sold in a follow-on public offering 3,000,000 shares of our common stock at a price of $35.46 per share (4,500,000 shares of its common stock at a price of $23.64 reflecting the 3-for-2 forward stock split). All shares were issued from treasury. The aggregate net proceeds (after deducting underwriter’s discounts and expenses) was approximately $100 million. On June 13, 2006, we utilized approximately $74.6 million of the proceeds to repay all outstanding debt under the term loan portion of our Senior Credit Facility. In addition, on August 11, 2006, we used $4.0 million of the proceeds of the offering to purchase from certain directors, executive officers and employees stock options that were currently outstanding and exercisable, and which were due to expire within the next three years. The balance of the net proceeds was used for general corporate purposes including working capital, capital expenditures and the acquisition of CPT.

Stock Split

On August 10, 2006, our board of directors declared a 3-for-2 stock split of our common stock. The stock split took effect on October 2, 2006 with respect to shareholders of record on September 15, 2006. Following the stock split, our shares outstanding increased from approximately 13.0 million to approximately 19.5 million.

Discontinued Operations

Through our Australian subsidiary, we previously had a contract with the Department of Immigration, Multicultural and Indigenous Affairs, or DIMIA, for the management and operation of Australia’s immigration centers. In 2003, the contract was not renewed, and effective February 29, 2004, we completed the transition of the contract and exited the management and operation of the DIMIA centers.

In early 2005, the New Zealand Parliament repealed the law that permitted private prison operation resulting in the termination of our contract for the management and operation of the Auckland Central Remand Prison or Auckland. We have operated this facility since July 2000. We ceased operating the facility upon the expiration of the contract on July 13, 2005.

On January 1, 2006, the last day of our 2005 fiscal year, we completed the sale of Atlantic Shores Hospital, a 72 bed private mental health hospital which we owned and operated since 1997 for approximately $11.5 million. We recognized a gain on the sale of this transaction of approximately $1.6 million or $1.0 million net of tax.

The accompanying consolidated financial statements and notes reflect the operations of DIMIA, Auckland and Atlantic Shores Hospital as discontinued operations.

Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” which addressed consolidation by a business of variable interest entities in which it is the primary beneficiary. In December 2003, the FASB issued FIN No. 46R which replaced FIN No. 46. Our 50% owned South African joint venture in South African Custodial Services Pty. Limited, which we refer to as SACS, is a variable interest entity. We determined that we are not the primary beneficiary of SACS and as a result are not required to consolidate SACS under FIN 46R. We account for SACS as an equity affiliate. SACS was established in 2001, to design, finance and build the Kutama Sinthumule Correctional Center. Subsequently, SACS was awarded a 25 year contract to design, construct, manage and finance a facility in Louis Trichardt, South Africa. SACS, based on the terms of the contract with government, was able to obtain long term financing to build the prison. The financing is fully guaranteed by the government, except in the event of default, for which it provides an 80% guarantee. See this “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Guarantees” for a discussion of our guarantees related to SACS. Separately, SACS entered into a long term operating contract with South African Custodial Management (Pty) Limited, which we refer to as SACM, to provide security and other management services and with SACS’s joint venture partner to provide purchasing, programs and maintenance services upon completion of the construction phase, which concluded in February 2002. Our maximum exposure for loss under this contract is $15.6 million, which represents our initial investment and the guarantees discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition”

In February 2004, CSC was awarded a contract by the Department of Homeland Security, Immigration and Customs Enforcement, or ICE, to develop and operate a 1,020 bed detention complex in Frio County, Texas. South Texas Local Development Corporation, referred to as STLDC, a non profit corporation, was created and issued $49.5 million in taxable revenue bonds to finance the construction of the detention complex. Additionally, CSC provided a $5 million subordinated note to STLDC for initial development costs. We determined that we are the primary beneficiary of STLDC and consolidate the entity as a result. STLDC is the owner of the complex and entered into a development agreement with CSC to oversee the development of the complex. In addition, STLDC entered into an operating agreement providing CSC the sole and exclusive right to operate and manage the complex. The operating agreement and bond indenture require that the revenue from CSC’s contract with ICE be used to fund the periodic debt service requirements as they become due. The net revenues, if any, after various expenses such as trustee fees, property taxes and insurance premiums, are distributed to CSC to cover CSC’s operating expenses and management fee. CSC is responsible for the entire operations of the facility including all operating expenses and is required to pay all operating expenses whether or not there are sufficient revenues. STLDC has no liabilities resulting from its ownership. The bonds have a ten year term and are non-recourse to CSC and STLDC. The bonds are fully insured and the sole source of payment for the bonds is the operating revenues of the center.

Shelf Registration Statement

On March 13, 2007, we filed a universal shelf registration statement with the SEC, which became effective immediately upon filing. The universal shelf registration statement provides for the offer and sale by us, from time to time, on a delayed basis, of an indeterminate aggregate amount of our common stock, preferred stock, debt securities, warrants, and/or depositary shares. These securities, which may be offered in one or more offerings and in any combination, will in each case be offered pursuant to a separate prospectus supplement issued at the time of the particular offering that will describe the specific types, amounts, prices and terms of the offered securities. Unless otherwise described in the applicable prospectus supplement relating to the offered securities, we anticipate using the net proceeds of each offering for general corporate purposes, including debt repayment, capital expenditures, acquisitions, business expansion, investments in subsidiaries or affiliates, and/or working capital.

Rights Agreement

On October 9, 2003, we entered into a rights agreement with EquiServe Trust Company, N.A., as rights agent. Under the terms of the rights agreement, each share of our common stock carries with it one preferred share purchase right. If the rights become exercisable pursuant to the rights agreement, each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock at a fixed price, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right. The rights trade automatically with shares of our common stock, and may only be exercised in connection with certain attempts to acquire our company. The rights are designed to protect the interests of our company and our shareholders against coercive acquisition tactics and encourage potential acquirers to negotiate with our board of directors before attempting an acquisition. The rights may, but are not intended to, deter acquisition proposals that may be in the interests of our shareholders.

Critical Accounting Policies

We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve the more significant judgments and estimates used in the preparation of our consolidated financial statements. We have discussed the development, selection and application of our critical accounting policies with the audit committee of our board of directors, and our audit committee has reviewed our disclosure relating to our critical accounting policies in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We routinely evaluate our estimates based on historical experience and on various other assumptions that our management believes are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. If actual results significantly differ from our estimates, our financial condition and results of operations could be materially impacted.

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also critical to understanding our consolidated financial statements. The notes to our consolidated financial statements contain additional information related to our accounting policies and should be read in conjunction with this discussion.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104, “Revenue Recognition”, and related interpretations. Facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate.

Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because we consider costs incurred to date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which we determine that such losses and changes are probable. Typically, we enter into fixed price contracts and do not perform additional work unless approved change orders are in place. Costs attributable to unapproved change orders are expensed in the period in which the costs are incurred if we believe that it is not probable that the costs will be recovered through a change in the contract price. If we believe that it is probable that the costs will be recovered through a change in the contract price, costs related to unapproved change orders are expensed in the period in which they are incurred, and contract revenue is recognized to the extent of the cost incurred. Revenue in excess of the costs attributable to unapproved change orders is not recognized until the change order is approved. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined.

We extend credit to the governmental agencies we contract with and other parties in the normal course of business as a result of billing and receiving payment for services thirty to sixty days in arrears. Further, we regularly review outstanding receivables, and provide estimated losses through an allowance for doubtful accounts. In evaluating the level of established loss reserves, we make judgments regarding our customers’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. We also perform ongoing credit evaluations of our customers’ financial condition and generally do not require collateral. We maintain reserves for potential credit losses, and such losses traditionally have been within our expectations.

Reserves for Insurance Losses

Claims for which we are insured arising from our U.S. operations that have an occurrence date of October 1, 2002 or earlier are handled by TWC and are commercially insured up to an aggregate limit of between $25.0 million and $50.0 million, depending on the nature of the claim and the applicable policy terms and conditions. With respect to claims for which we are insured arising after October 1, 2002, we maintain a general liability policy for all U.S. corrections operations with $52.0 million per occurrence and in the aggregate. On October 1, 2004, we increased our deductible on this general liability policy from $1.0 million to $3.0 million for each claim which occurs after October 1, 2004. GEO Care, Inc. is separately insured for general and professional liability. Coverage is maintained with limits of $10.0 million per occurrence and in the aggregate subject to a $3.0 million self-insured retention. We also maintain insurance to cover property and casualty risks, workers’ compensation, medical malpractice, environmental liability and automobile liability. Our Australian subsidiary is required to carry tail insurance on a general liability policy providing an extended reporting period through 2011 related to a discontinued contract. We also carry various types of insurance with respect to our operations in South Africa, the United Kingdom and Australia. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed.

Since our insurance policies generally have high deductible amounts (including a $3.0 million per claim deductible under our general liability and auto liability policies and a $2.0 million per claim deductible under our workers’ compensation policy), losses are recorded as reported and a provision is made to cover losses incurred but not reported. Loss reserves are undiscounted and are computed based on independent actuarial studies. Our management uses judgments in assessing loss estimates based on actuarial studies, which include actual claim amounts and loss development based on both GEO’s own historical experience and industry experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition and results of operations could be materially impacted.

Certain GEO facilities located in Florida and determined by insurers to be in high-risk hurricane areas carry substantial windstorm deductibles of up to $3.0 million. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California may prevent us from insuring our facilities to full replacement value.

Income Taxes

We account for income taxes in accordance with Financial Accounting Standards, or FAS, No. 109, “Accounting for Income Taxes.” Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of FAS No. 109.

In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, and estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required.

Property and Equipment

As of December 31, 2006, we had approximately $287.4 million in long-lived property and equipment. Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 40 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. We perform ongoing evaluations of the estimated useful lives of our property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. Maintenance and repairs are expensed as incurred.

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable in accordance with FAS No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets”. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Management has reviewed our long-lived assets and determined that there are no events requiring impairment loss recognition for the period ended December 31, 2006. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets.

Stock-Based Compensation Expense

We account for stock-based compensation in accordance with the provisions of SFAS 123R. Under the fair value recognition provisions of FAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of the stock-based awards, which includes estimates of stock price volatility, forfeiture rates and expected lives, requires judgment that could materially impact our operating results.

Recent Accounting Pronouncements

See Note 1 of the Consolidated Financial Statements for a description of certain other recent accounting pronouncements including the expected dates of adoption and effects on our results of operations and financial condition.

Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements accompanying this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those described under “Risk Factors” and those included in other portions of this prospectus supplement.

As further discussed above, the discussion of our results of operations below excludes the results of our discontinued operations resulting from the termination of our management contract with DIMIA, Auckland, and Atlantic Shores Hospital for all periods presented.

For the purposes of the discussion below, “2006” means the 52 week fiscal year ended December 31, 2006, “2005” means the 52 week fiscal year ended January 1, 2006, and “2004” means the 53 week fiscal year ended January 2, 2005.

  Overview

  2006 versus 2005

     Revenues

	2006	% of Revenue	2005	% of Revenue	$ Change	% Change
	(Dollars in thousands)

U.S. Corrections	$612,810	71.2%	$473,280	77.3%	$139,530	29.5%
International Services	103,553	12.0%	98,829	16.1%	4,724	4.8%
GEO Care	70,379	8.2%	32,616	5.3%	37,763	115.8%
Other	74,140	8.6%	8,175	1.3%	65,965	806.9%

Total	$860,882	100.0%	$612,900	100.0%	$247,982	40.5%

     U.S. Corrections Services

The increase in revenues for U.S. corrections facilities in 2006 compared to 2005 is primarily attributable to five items: (i) revenues increased $104.5 million as a result of the acquisition of Correctional Services Corporation, referred to as CSC, in November 2005; (ii) revenues increased $12.1 million in 2006 as a result of the New Castle Correctional Facility in New Castle, Indiana, which we began managing in January 2006; (iii) revenues increased approximately $12.6 million in 2006 as a result of improved contractual terms at the San Diego facility; (iv) revenues decreased approximately $15.3 million in 2006 as a result of the Michigan Correctional Facility contract termination in October 2005; and (v) revenues increased due to contractual adjustments for inflation, and improved terms negotiated into a number of contracts.

The number of compensated resident days in U.S. corrections facilities increased to 13.4 million in 2006 from 10.7 million in 2005 due to the additional capacity of the acquired CSC facilities of 2.0 million. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. corrections facilities was 97.2% of capacity in 2006 compared to 95.7% in 2005, excluding our vacant Michigan and Jena facilities.

International Services

Revenues for international services facilities remained consistent in 2006 compared to 2005. Revenues increased by $4.7 million as a result of the June 2006 commencement of the Campsfield House contract in the United Kingdom. However, this increase was offset by the weakening of the Australian dollar and South African Rand, which resulted in a decrease of $1.0 million and $0.8 million, respectively, while lower occupancy rates in Australia and South Africa accounted for a decrease in $0.2 million and $0.5 million, respectively for 2006.

The number of compensated resident days in international services facilities remained consistent at 2.0 million during 2006 and 2005. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our international service facilities was 98.1% of capacity in 2006 compared to 99.6% in 2005.

GEO Care

The increase in revenues for GEO Care in 2006 compared to 2005 is primarily attributable to four new contracts which commenced operation in 2006. In January 2006, the South Florida Evaluation & Treatment Center in Miami, Florida and the Fort Bayard Medical Center in Fort Bayard, New Mexico commenced operations increasing revenues by $23.9 million and $3.3 million, respectively. The Palm Beach County Jail in Palm Beach County, Florida commenced operations in May 2006 and increased revenues $1.7 million. Annual revenues are expected to be approximately $2.7 million. In July 2006, we commenced operations of the Florida Civil Commitment Center in Arcadia, Florida, which contributed revenues of $8.3 million. Annual revenues are expected to be approximately $20 million.

     Operating Expenses

	2006	% of Revenue	2005	% of Revenue	$ Change	% Change
	(Dollars in thousands)

U.S. Corrections	$485,583	56.4%	$415,978	67.9%	$69,605	16.7%
International Services	94,068	10.9%	85,634	14.0%	8,434	9.8%
GEO Care	63,799	7.4%	30,203	4.9%	33,596	111.2%
Other	74,728	8.7%	8,313	1.4%	66,415	798.9%

Total	$718,178	83.4%	$540,128	88.2%	$178,050	33.0%

Operating expenses consist of those expenses incurred in the operation and management of our correctional, detention and mental health and GEO Care facilities. Expenses also include construction costs which are included in “Other”.

U.S. Corrections

The increase in U.S. corrections operating expenses primarily reflects the acquisition of CSC (which increased operating expenses by $71.1 million in fiscal 2006), the New Castle Correctional Facility, opened in January 2006, as well as general increases in labor costs and utilities. Operating expenses as a percentage of revenues decreased in 2006 compared to 2005 primarily as a result of $20.9 million impairment charge related to the Michigan facility and a $4.3 million charge related to the Jena lease.

Operating expenses in 2006 were favorably impacted by a $4.0 million reduction in our reserves for general liability, auto liability, and workers compensation insurance. The $4.0 million reduction in insurance reserves related to general liability, auto and workers compensation was the result of revised actuarial projections related to loss estimates for the initial four years of our insurance program which was established on October 2, 2002. Prior to October 2, 2002, our insurance coverage was provided through an insurance program established by TWC, our former parent company. We experienced significant adverse claims development in general liability and workers’ compensation in the late 1990’s. Beginning in approximately 1999, we made significant operational changes and began to aggressively manage our risk in a proactive manner. These changes have resulted in improved claims experience and loss development, which we are realizing in our actuarial projections. As a result of improving loss trends, our independent actuary reduced its expected losses for claims arising since October 2, 2002. We have adjusted our reserve at October 1, 2006 and October 2, 2005 to reflect the actuary’s expected loss. Similarly, 2005 operating expenses were favorably impacted by a $3.4 million reduction in our reserves for general liability, auto liability, and workers’ compensation insurance. Fiscal year 2005 operating expense reflect an additional operating charge on the Jena lease of $4.3 million, representing the remaining obligation on the lease through the contractual term of January 2010. Fiscal year 2005 operating expenses were also effected by higher than anticipated employee health insurance costs of approximately $1.7 million as well as start-up expenses of approximately $0.8 million associated with transitioning customers at our Queens, New York Facility.

International Services

Operating expenses for international services facilities increased in 2006 compared to 2005 largely as a result of the June 2006 commencement of the Campsfield House contract in the United Kingdom. Australian operating expenses decreased slightly during 2006 due to a 2005 insurance reserve adjustment which increased expenses by approximately $0.4 million in 2005. South African operating expenses remained consistent overall for 2006 and 2005.

International services segment operating expenses were impacted by reductions in the reserves related to the contract with DIMIA that was discontinued in February 2004. The company has exposure to general liability claims under the previous contract for seven years following the discontinuation of the contract. The Company reduced its reserves for this exposure $0.5 million and $0.7 million in the second quarter 2006 and second quarter 2005, respectively. The remaining reserve balance at December 31, 2006 is approximately $1.2 million and approximately 4 years remain until the tail period expires.

GEO Care

Operating expenses for GEO Care increased approximately $33.6 million during 2006 from 2005 primarily due to the activation of the new contracts discussed above.

Other Revenue and Operating Expense

“Other” primarily consists of revenues and related operating expenses associated with our construction business. There was an increase in revenue in our construction business of approximately $66.0 million in 2006 as compared to 2005. The construction revenue is related to our expansion of the Moore Haven Facility, which we currently manage, and the new construction of the Graceville Facility, which we will manage upon completion in the third quarter of 2007. Furthermore, operating expenses relating to the construction of both the Graceville Facility and Moore Haven Facility were approximately $50.4 and $11.9 million, respectively. Offsetting this increase was the completion of the expansion of South Bay at the end of the third quarter of 2005, which represented $7.2 million of construction revenue in 2005.

Other Unallocated Operating Expenses

General and Administrative Expenses

	2006	% of Revenue	2005	% of Revenue	$ Change	% Change
	(Dollars in thousands)

General and Administrative Expenses	$56,268	6.5%	$48,958	8.0%	$7,310	14.9%

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. General and administrative expenses increased by $7.3 million in 2006 compared to 2005, however decreased slightly as a percentage of revenues due to the overall increase in revenue during 2006. The increase in general and administrative costs is mainly due to increases in direct labor costs and related taxes of approximately $4.8 million as a result of increased headcount of administrative staff and higher estimated annual bonus payments under the Company’s incentive compensation plans due to an increase in earnings. Amortization of deferred compensation and expense related to stock options increased general and administrative expenses $1.4 million. Administrative costs as well as general increases in travel expense increased approximately $1.7 million.

Non Operating Expenses

Interest Income and Interest Expense

	2006	% of Revenue	2005	% of Revenue	$ Change	% Change
	(Dollars in thousands)

Interest Income	$10,687	1.2%	$9,154	1.5%	$1,533	16.8%
Interest Expense	$28,231	3.3%	$23,016	3.8%	$5,215	22.7%

The increase in interest income is primarily due to higher average invested cash balances.

The increase in interest expense is primarily attributable to the increase in our debt as a result of the CSC acquisition, as well as the increase in LIBOR rates.

Provision for Income Taxes

	2006	Effective Rate	2005	Effective Rate
		(Dollars in thousands)

Income Taxes	$16,505	36.4%	$(11,826)	N/A

Income taxes for 2006 include certain one time items of $0.7 million resulting in an effective tax rate of 36.4%. Without such items the rate would have been approximately 38%.

Income taxes for 2005 reflect a benefit as a result of the loss before income taxes which primarily resulted from the $20.9 million impairment charge for the Michigan Facility and the $4.3 million charge to record the remaining lease obligation for the Jena lease with CPT. The income tax benefit for 2005 reflects a benefit of $6.5 million in the fourth quarter 2005 related to a step up in tax basis for an asset in Australia which resulted in a decreased deferred tax liability. The income tax benefit for 2005 also reflects a benefit of $1.7 million in the second quarter 2005 related to the American Jobs Creation Act of 2004, or the AJCA. A key provision of the AJCA creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations.

Minority Interest

	2006	% of Revenue	2005	% of Revenue	$ Change	% Change
			(Dollars in thousands)

Minority Interest	$(125)	(0.0)%	$(742)	(0.1)%	$617	(83.2)%

Decrease in minority interest reflects reduced performance during 2006 as a result of lower revenues during the first and second quarter of 2006 related to facility modifications which resulted in reduced capacity and related billings.

Equity in Earnings of Affiliate

	2006	% of Revenue	2005	% of Revenue	$ Change	% Change
			(Dollars in thousands)

Equity in Earnings of Affiliate	$1,576	0.2%	$2,079	0.3%	$(503)	(24.2)%

Equity in earnings of affiliates in 2006 reflects the normal operations of South African Custodial Services Pty. Limited (“SACS”).

Equity in earnings of affiliate in 2005 reflects a one time tax benefit of $2.1 million related to a change in South African tax law.

In 2005, our equity affiliate, SACS, recognized a one time tax benefit of $2.1 million related to a change in South African Tax law applicable to companies in a qualified Public Private Partnership (“PPP”) with the South African Government. The tax law change has the effect that beginning in 2005 government revenues earned under the PPP are exempt from South African taxation. The one time tax benefit in part related to deferred tax liabilities that were eliminated during 2005 as a result of the change in the tax law. In February 2007 the South African legislature passed legislation that has the effect of removing the exemption from taxation on government revenue. The law change will impact the equity in earnings of affiliate beginning in 2007. The Company is in the process of fully assessing the impact of the new legislation. However, as a result of the new legislation, deferred tax liabilities will have to be established at the applicable tax rate of 29%. This is estimated to result in a one time tax charge of up to $2.3 million in the first quarter of 2007.

2005 versus 2004

Revenues

	2005	% of Revenue	2004	% of Revenue	$ Change	% Change
			(Dollars in thousands)

U.S. Corrections	$473,280	77.3%	$455,947	76.8%	$17,333	3.8%
International Services	98,829	16.1%	91,005	15.3%	7,824	8.6%
GEO Care	32,616	5.3%	31,704	5.3%	912	2.9%
Other	8,175	1.3%	15,338	2.6%	(7,163)	(46.7)%

Total	$612,900	100.0%	$593,994	100.0%	$18,906	3.2%

U.S. Corrections

The increase in revenues for U.S. corrections facilities in 2005 compared to 2004 is primarily attributable to four items: (i) the acquisition of CSC in November 2005 increased revenues $17.3 million; (ii) the McFarland facility was idle for all of 2004 and was re-opened in January 2005 resulting in an increase in revenues of approximately $3.1 million; (iii) domestic revenues also increased due to contractual adjustments for inflation, slightly higher occupancy rates and improved terms negotiated into a number of contracts. These increases offset a decrease in revenues due to the transition of the Queens contract from ICE to USMS, the closure of the Michigan Correctional Facility on October 14, 2005, the expiration of our operating contract for the Kyle Facility on August 31, 2005, and lower populations in our Val Verde, and San Diego Facilities; and revenues decreased in 2005 because it contained 52 weeks compared to 2004, which contained 53 weeks.

The number of compensated resident days in U.S. corrections facilities increased to 10.7 million in 2005 from 10.5 million in 2004. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our U.S. corrections facilities was 97.5% of capacity in 2005 compared to 99.3% in 2004. The decrease in the average occupancy is due to an increase in the number of beds made available to us under our contracts and lower populations in our Val Verde and San Diego facilities.

International Services

Revenues for international services facilities in 2005 compared to 2004 increased approximately $7.8 million, $2.6 million and $0.2 million of which was due to the strengthening of the Australian dollar and South African Rand, respectively, and $5.0 million of which was due to higher occupancy rates and contractual adjustments for inflation.

The number of compensated resident days in international services facilities remained consistent at 2.0 million during 2005 and 2004. We look at the average occupancy in our facilities to determine how we are managing our available beds. The average occupancy is calculated by taking compensated mandays as a percentage of capacity. The average occupancy in our international services facilities was 99.6% of capacity in 2005 compared to 100.0% in 2004, excluding the Auckland facility.

GEO Care

The revenues for GEO Care in 2005 compared to 2004 remained consistent at $30 million. The revenues in 2005 and 2004 primarily reflect the operations of a single facility.

Operating Expenses

	2005	% of Revenue	2004	% of Revenue	$ Change	% Change
			(Dollars in thousands)

U.S. Corrections	$415,978	67.9%	$375,590	63.2%	$40,388	10.8%
International Services	85,634	14.0%	75,043	12.6%	10,591	14.1%
GEO Care	30,203	4.9%	29,567	5.0%	636	2.2%
Other	8,313	1.4%	15,026	2.5%	(6,713)	(44.7)%

Total	$540,128	88.2%	$495,226	83.3%	$44,902	9.1%

U.S. Corrections

U.S. corrections operating expenses for fiscal year 2005 reflect an impairment charge of $20.9 million for the Michigan Correctional Facility. We own the 480-bed Michigan Correctional Facility and operated the facility from 1999 until October 2005 pursuant to a management contract with the Michigan Department of Corrections, or the MDOC. On September 30, 2005, the Governor of the State of Michigan announced her decision to close the facility and as a result our management contract with the MDOC was terminated. Additionally, 2005 operating expenses reflect an operating charge on the Jena lease of $4.3 million, representing the remaining obligation on the lease through the contractual term of January 2010.

Operating expenses in 2005 were favorably impacted by a $3.4 million reduction in our reserves for general liability, auto liability, and workers’ compensation insurance. This favorable reduction was largely offset by higher than anticipated U.S. employee health insurance costs of approximately $1.7 million, transition expenses of approximately $0.8 million associated with our Queens, New York Facility, and start-up expenses at certain domestic facilities of approximately $0.6 million.

The $3.4 million reduction in insurance reserves was the result of revised actuarial projections related to loss estimates for the initial three years of our insurance program which was established on October 2, 2002. Prior to October 2, 2002, our insurance coverage was provided through an insurance program established by TWC, our former parent company. We experienced significant adverse claims development in general liability and workers’ compensation in the late 1990’s. Beginning in approximately 1999, we made significant operational changes and began to aggressively manage our risk in a proactive manner. These changes have resulted in improved claims experience and loss development, which we are realizing in our actuarial projections. As a result of improving loss trends, our independent actuary reduced its expected losses for claims arising since October 2, 2002. We adjusted our reserves in the third quarter of 2005 to reflect the actuary’s improved expected loss projections. There can be no assurance that our improved claims experience and loss developments will continue. Similarly, 2004 operating expenses reflect a $4.2 million reduction in insurance reserves also attributable to improved actuarial loss projections.

During 2005, we experienced an adverse development in our employee health program. Since we are self-insured for employee healthcare, this adverse development resulted in additional claims expense and increased reserve requirements. During the third quarter of 2005, we completed a review of our employee health program and made adjustments to the plan to reduce future costs. The revised plan was effective November 1, 2005. There can be no assurance that these modifications will improve our claims experience.

Operating expenses in 2004 reflect an additional provision for operating losses of approximately $3.0 million related to our inactive facility in Jena, Louisiana.

The remaining increase in operating expenses is consistent with and proportional to the increase in revenues discussed above as a result of the CSC acquisition, the start-up of new facilities and the expansion of existing facilities.

International Services

Operating expenses for international services facilities increased in 2005 compared to 2004 as a result of the strengthening of the Australian dollar and South African Rand. Australian operating expenses increased slightly during 2005 due to a 2005 insurance reserve adjustment which increased expenses by approximately $0.4 million in 2005. South African operating expenses remained consistent overall for 2005 and 2004.

International services segment operating expenses were impacted by reductions in the reserves related to the contract with DIMIA discontinued in February 2004. The company has exposure to general liability claims under the previous contract for seven years following the discontinuation of the contract. The Company reduced its reserves for this exposure $0.7 million and $0.8 million in the second quarter 2005 and second quarter 2004, respectively.

GEO Care

The operating expenses for GEO Care in 2005 compared to 2004 remained consistent and primarily reflect the operations of a single facility.

Other Revenue and Operating Expense

“Other” primarily consists of revenues and related operating expenses associated with our construction business. The decrease in 2005 primarily relates to approximately $7.2 million less construction revenue as compared to 2004. The construction revenue is related to our expansion of the South Bay Facility, one of the facilities that we manage. The expansion was completed at the end of the second quarter of 2005.

Other Unallocated Operating Expenses

General and Administrative Expenses

	2005	% of Revenue	2004	% of Revenue	$ Change	% Change
			(Dollars in thousands)

General and Administrative Expenses	$48,958	8.0%	$45,879	7.7%	$3,079	6.7%

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. The increase in expense reflects increased personnel and business development costs associated with the expansion of our mental health business. The increase also reflects costs associated with compliance with Sarbanes-Oxley requirements for management’s assessment over internal controls, which resulted in an increase in professional fees in 2005 of $0.9 million. The remaining increase in general and administrative costs relates to other increases in professional fees, travel, expenses associated with our acquisition program and rent expense for our corporate offices.

Non Operating Expenses

Interest Income and Interest Expense

	2005	% of Revenue	2004	% of Revenue	$ Change	% Change
			(Dollars in thousands)

Interest Income	$9,154	1.5%	$9,568	1.6%	$(414)	(4.3)%
Interest Expense	$23,016	3.8%	$22,138	3.7%	$878	4.0%

The decrease in interest income is primarily due to lower average invested cash balances. Interest income for 2005 and 2004 reflects income from interest rate swap agreements entered into September 2003 for our domestic operations, which increased interest income. The interest rate swap agreements in the aggregate notional amounts of $50.0 million are hedges against the change in the fair value of a designated portion of the Notes due to changes in the underlying interest rates. The interest rate swap agreements have payment and expiration dates and call provisions that coincide with the terms of the Notes.

The increase in interest expense is primarily attributable to the refinancing of the term loan portion of our Senior Credit Facility.

Costs Associated with Debt Refinancing

Deferred financing fees of $1.4 million were written off in 2005 in connection with the refinancing of the term loan portion of the Senior Credit Facility. In 2004, $0.3 million was written off in connection with the $43.0 million payment related to the term loan portion of the Senior Credit Facility.

Provision for Income Taxes

	2005	Effective Rate	2004	Effective Rate
		(Dollars in thousands)

Income Taxes	$(11,826)	N/A	$8,231	31.5%

Income taxes for 2005 reflect a benefit as a result of the loss before income taxes which primarily resulted from the $20.9 million impairment charge for the Michigan Facility and the $4.3 million charge to record the remaining lease obligation for the Jena lease with CPT.

The income tax benefit for 2005 reflects a benefit of $6.5 million in the fourth quarter 2005 related to a step up in tax basis for an asset in Australia which resulted in a decreased deferred tax liability.

The income tax benefit for 2005 also reflects a benefit of $1.7 million in the second quarter 2005 related to the American Jobs Creation Act of 2004, or the AJCA. A key provision of the AJCA creates a temporary incentive for U.S. corporations to repatriate undistributed income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations.

Equity in Earnings of Affiliate

	2005	% of Revenue	2004	% of Revenue	$ Change	% Change
			(Dollars in thousands)

Equity in Earnings of Affiliate	$2,079	0.3%	$—	0.0%	$2,079	100.0%

Equity in earnings of affiliate in 2005 reflects a one time tax benefit of $2.1 million related to a change in South African tax law.

Financial Condition

Liquidity and Capital Resources

On January 24, 2007, we completed the refinancing of our Senior Credit Facility through the execution of the Amended Senior Credit Facility, by and among GEO, as Borrower, BNP Paribas, as Administrative Agent, BNP Paribas Securities Corp, as Lead Arranger and Syndication Agent, and the lenders who are, or may from time to time become, a party thereto. The Amended Senior Credit Facility consists of a $365 million 7-year term loan referred to as the Term Loan B and a $150 million 5-year revolver, expiring September 14, 2010, referred to as the Revolver. The initial interest rate for the Term Loan B is LIBOR plus 1.50%. The Revolver would bear interest at LIBOR plus 2.25% or at the base rate plus 1.25%. On January 24, 2007, GEO used the $365 million in borrowings under the Term Loan B to finance GEO’s acquisition of CPT.

Current cash requirements consist of amounts needed for working capital, debt service, capital expenditures, supply purchases and investments in joint ventures. Our primary source of liquidity to meet these requirements is cash flow from operations and, after January 24, 2007, borrowings from the $150 million Revolver under our Amended Senior Credit Facility. As of December 31, 2006, we had $45.5 million available for borrowing under the revolving portion of the Senior Credit Facility.

We incurred substantial indebtedness in connection with the acquisition CPT on January 24, 2007, CSC on November 4, 2005 and the share purchase in 2003. As of December 31, 2006, we had $150.0 million of consolidated debt outstanding, excluding $147.3 million of non-recourse debt. As of December 31, 2006, we also had outstanding seven letters of guarantee totaling approximately $6.1 million under separate international credit facilities. As a result of the refinancing of our Senior Credit Facility we have $515 million consolidated debt outstanding, excluding non-recourse debt. After giving effect to these borrowings, we currently have approximately $515 million in total consolidated long-term indebtedness, excluding non recourse debt of $131.7 million and capital lease liability balances of $16.6 million. Based on our debt covenants and the amount of indebtedness we have outstanding, we currently have the ability to borrow an additional approximately $95.0 million under our Amended Senior Credit Facility. Our significant debt service obligations could have material consequences. See “Risk Factors — Risks Related to Our High Level of Indebtedness.” However, our management believes that cash on hand, cash flows from operations and our Senior Credit Facility will be adequate to support currently planned business expansion and various obligations incurred in the operation of our business, both on a near and long-term basis.

In the future, our access to capital and ability to compete for future capital-intensive projects will be dependent upon, among other things, our ability to meet certain financial covenants in the indenture governing the Notes and in our Senior Credit Facility. A substantial decline in our financial performance could limit our access to capital and have a material adverse affect on our liquidity and capital resources and, as a result, on our financial condition and results of operations.

Our business requires us to make various capital expenditures from time to time, including expenditures related to the development of new correctional, detention and/or mental health facilities. In addition, some of our management contracts require us to make substantial initial expenditures of cash in connection with opening or renovating a facility. Generally, these initial expenditures are subsequently fully or partially recoverable as pass-through costs or are billable as a component of the per diem rates or monthly fixed fees to the contracting agency over the original term of the contract. However, we cannot assure you that any of these expenditures will, if made, be recovered. Based on current estimates of our capital needs, we anticipate that our capital expenditures will range from $50 million to $150 million during the next 12 months. We are in the process of a 576 bed expansion of Val Verde Correctional Facility in Del Rio, Texas for approximately $20 million. The expansion is expected to be completed in the third quarter of 2007. Additionally, as a result of the acquisition of CPT, we will fund an expansion of Delaney Hall, a facility which we do not operate, for approximately $10 million, with expected completion in the first quarter 2008. Capital expenditures related to other facility expansions and normal operating activities are expected to range between $20 million and $40 million. Our range of $50 million to $150 million for capital needs includes potential capital expenditures related to expansion of existing facilities if we receive new contracts or contract modifications. We plan to fund these capital expenditures from cash from operations, borrowings under the Amended Senior Credit Facility or other financings.

We have entered into individual executive retirement agreements with our Chairman, CEO and Founder, Vice Chairman, President and COO, and Chief Financial Officer. These agreements provide each executive with a lump sum payment upon retirement. Under the agreements, each executive may retire at any time after reaching the age of 55. Each of the executives reached the eligible retirement age of 55 in 2005. None of the executives have indicated their intent to retire as of this time. However, under the retirement agreements, retirement may be taken at any time at the individual executive’s discretion. In the event that all three executives were to retire in the same year, we believe we will have funds available to pay the retirement obligations from various sources, including cash on hand, operating cash flows or borrowings under our revolving credit facility. Based on our current capitalization, we do not believe that making these payments in any one period, whether in separate installments or in the aggregate, would materially adversely impact our liquidity.

We are exposed to various commitments and contingencies which may have a material adverse effect on our financial condition and results of operations. See “Business—Legal Proceedings.”

The Amended Senior Credit Facility

On January 24, 2007, we completed the Amended Senior Credit Facility and used the $365 million in borrowings under the Term Loan B to finance the acquisition of CPT. GEO has no current borrowings under the Revolver and intends to use future borrowings thereunder for the purposes permitted under the Amended senior Credit Facility, including to fund general corporate purposes.

All of the obligations under the Amended Senior Credit Facility are unconditionally guaranteed by each of GEO’s existing material domestic subsidiaries. The Amended Senior Credit Facility and the related guarantees are secured by substantially all of GEO’s present and future tangible and intangible assets and all present and future tangible and intangible assets of each guarantor, including but not limited to (i) a first-priority pledge of all of the outstanding capital stock owned by GEO and each guarantor, and (ii) perfected first-priority security interests in all of GEO’s present and future tangible and intangible assets and the present and future tangible and intangible assets of each guarantor.

Indebtedness under the Revolver bears interest in each of the instances below at the stated rate:

Interest Rate under the Revolver

Borrowings	LIBOR plus 2.25% or base rate plus 1.25%.
Letters of Credit	1.50% to 2.50%.
Available Borrowings	0.38% to 0.5%.

The Amended Senior Credit Facility contains financial covenants which require us to maintain the following ratios, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period:

Period	Leverage Ratio

Through December 30, 2008	Total leverage ratio ≤ 5.50 to 1.00
From December 31, 2008 through December 31, 2011	Reduces from 4.75 to 1.00, to 3.00 to 1.00
Through December 30, 2008	Senior secured leverage ratio ≤ 4.00 to 1.00
From December 31, 2008 through December 31, 2011	Reduces from 3.25 to 1.00, to 2.00 to 1.00
Four quarters ending June 29, 2008, to December 30, 2009	Fixed charge coverage ratio of 1.00, thereafter increases to 1.10 to 1.00

In addition, the Amended Senior Credit Facility prohibits us from making capital expenditures greater than $55.0 million in the aggregate during fiscal year 2007 and $25.0 million during each of the fiscal years thereafter, provided that to the extent that our capital expenditures during any fiscal year are less than the limit, such amount will be added to the maximum amount of capital expenditures that we can make in the following year. In addition, certain capital expenditures, including those made with the proceeds of any future equity offerings, are not subject to numerical limitations.

The Amended Senior Credit Facility contains certain customary representations and warranties, and certain customary covenants that restrict GEO’s ability to, among other things (i) create, incur or assume any indebtedness, (ii) incur liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) sell its assets, (vi) make certain restricted payments, including declaring any cash dividends or redeem or repurchase capital stock, except as otherwise permitted, (vii) issue, sell or otherwise dispose of capital stock, (viii) transact with affiliates, (ix) make changes in accounting treatment, (x) amend or modify the terms of any subordinated indebtedness, (xi) enter into debt agreements that contain negative pledges on its assets or covenants more restrictive than contained in the Amended Senior Credit Facility, (xii) alter the business GEO conducts, and (xiii) materially impair GEO’s lenders’ security interests in the collateral for its loans.

Events of default under the Amended Senior Credit Facility include, but are not limited to, (i) GEO’s failure to pay principal or interest when due, (ii) GEO’s material breach of any representations or warranty, (iii) covenant defaults, (iv) bankruptcy, (v) cross default to certain other indebtedness, (vi) unsatisfied final judgments over a specified threshold, (vii) material environmental claims which are asserted against GEO, and (viii) a change of control.

The covenants governing our Amended Senior Credit Facility, including the covenants described above, impose significant operating and financial restrictions which may substantially restrict, and materially adversely affect, our ability to operate our business.

See “Risk Factors — Risks Related to Our High Level of Indebtedness — The covenants in the indenture governing the Notes and our Senior Credit Facility impose significant operating and financial restrictions which may adversely affect our ability to operate our business.”

Senior 8 1/4% Notes

To facilitate the completion of the purchase of the 12 million shares from Group 4 Falck, we issued $150.0 million aggregate principal amount, ten-year, 8 1/4% senior unsecured notes, which we refer to as the Notes. The Notes are general, unsecured, senior obligations of ours. Interest is payable semi-annually on January 15 and July 15 at 8 1/4%. The Notes are governed by the terms of an Indenture, dated July 9, 2003, between us and the Bank of New York, as trustee, referred to as the Indenture. Additionally, after July 15, 2008, we may redeem, at our option, all or a portion of the Notes plus accrued and unpaid interest at various redemption prices ranging from 104.125% to 100.000% of the principal amount to be redeemed, depending on when the redemption occurs. The Indenture contains certain covenants that limit our ability to incur additional indebtedness, pay dividends or distributions on our common stock, repurchase our common stock, and prepay subordinated indebtedness. The Indenture also limits our ability to issue preferred stock, make certain types of investments, merge or consolidate with another company, guarantee other indebtedness, create liens and transfer and sell assets.

The covenants governing the Notes impose significant operating and financial restrictions which may substantially restrict and adversely affect our ability to operate our business. See “Risk Factors — Risks Related to Our High Level of Indebtedness — The covenants in the indenture governing the Notes and our Senior Credit Facility impose significant operating and financial restrictions which may adversely affect our ability to operate our business.” We are in compliance with all of the covenants of the Indenture governing the Notes as of December 31, 2006.

Non-Recourse Debt

South Texas Detention Complex:

In February 2004, CSC was awarded a contract by ICE to develop and operate a 1,020 bed detention complex in Frio County Texas. STLDC was created and issued $49.5 million in taxable revenue bonds to finance the construction of the detention center. Additionally, CSC provided a $5 million subordinated note to STLDC for initial development. We determined that we are the primary beneficiary of STLDC and consolidate the entity as a result. STLDC is the owner of the complex and entered into a development agreement with CSC to oversee the development of the complex. In addition, STLDC entered into an operating agreement providing CSC the sole and exclusive right to operate and manage the complex. The operating agreement and bond indenture require the revenue from CSC’s contract with ICE be used to fund the periodic debt service requirements as they become due. The net revenues, if any, after various expenses such as trustee fees, property taxes and insurance premiums are distributed to CSC to cover CSC’s operating expenses and management fee. CSC is responsible for the entire operations of the facility including all operating expenses and is required to pay all operating expenses whether or not there are sufficient revenues. STLDC has no liabilities for the operation of the facility resulting from its ownership. The bonds have a ten year term and are non-recourse to CSC and STLDC. The bonds are fully insured and the sole source of payment for the bonds is the operating revenues of the center.

Included in current and non-current restricted cash is $18.6 million as of December 31, 2006 as funds held in trust with respect to the STLDC for debt service and other reserves.

Northwest Detention Center

On June 30, 2003 CSC arranged financing for the construction of the Northwest Detention Center in Tacoma, Washington (the “Northwest Detention Center”), which CSC completed and opened for operation in April 2004. In connection with this financing, CSC of Tacoma LLC, a wholly owned subsidiary of CSC, issued a $57 million note payable to the Washington Economic Development Finance Authority (“WEDFA”), an instrumentality of the State of Washington, which issued revenue bonds and subsequently loaned the proceeds of the bond issuance to CSC of Tacoma LLC for the purposes of constructing the Northwest Detention Center. The bonds are non-recourse to CSC and the loan from WEDFA to CSC of Tacoma, LLC is non-recourse to CSC. The proceeds of the loan were disbursed into escrow accounts held in trust to be used to pay the issuance costs for the revenue bonds, to construct the Northwest Detention Center and to establish debt service and other reserves.

Included in current and non-current restricted cash is $11.1 million as of December 31, 2006 as funds held in trust with respect to the Northwest Detention Center for debt service and other reserves.

Australia

In connection with the financing and management of one Australian facility, our wholly owned Australian subsidiary financed the facility’s development and subsequent expansion in 2003 with long-term debt obligations, which are non-recourse to us. As a condition of the loan, we are required to maintain a restricted cash balance of AUD 5.0 million, which, at December 31, 2006, was approximately $3.9 million. The term of the non-recourse debt is through 2017 and it bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of the subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria.

Guarantees

In connection with the creation of SACS, we entered into certain guarantees related to the financing, construction and operation of the prison. We guaranteed certain obligations of SACS under its debt agreements up to a maximum amount of 60.0 million South African Rand, or approximately $8.6 million, to SACS’ senior lenders through the issuance of letters of credit. Additionally, SACS is required to fund a restricted account for the payment of certain costs in the event of contract termination. We have guaranteed the payment of 50% of amounts which may be payable by SACS into the restricted account and provided a standby letter of credit of 7.0 million South African Rand, or approximately $1.0 million, as security for our guarantee. Our obligations under this guarantee expire upon the release from SACS of its obligations in respect of the restricted account under its debt agreements. No amounts have been drawn against these letters of credit, which are included in our outstanding letters of credit under the revolving loan portion of our Senior Credit Facility.

We have agreed to provide a loan, if necessary, of up to 20.0 million South African Rand, or approximately $2.9 million, referred to as the Standby Facility, to SACS for the purpose of financing the obligations under the contract between SACS and the South African government. No amounts have been funded under the Standby Facility, and we do not currently anticipate that such funding will be required by SACS in the future. Our obligations under the Standby Facility expire upon the earlier of full funding or release from SACS of its obligations under its debt agreements. The lenders’ ability to draw on the Standby Facility is limited to certain circumstances, including termination of the contract.

We have also guaranteed certain obligations of SACS to the security trustee for SACS lenders. We have secured our guarantee to the security trustee by ceding our rights to claims against SACS in respect of any loans or other finance agreements, and by pledging our shares in SACS. Our liability under the guarantee is limited to the cession and pledge of shares. The guarantee expires upon expiration of the cession and pledge agreements.

In connection with a design, build, finance and maintenance contract for a facility in Canada, we guaranteed certain potential tax obligations of a not-for-profit entity. The potential estimated exposure of these obligations is CAD 2.5 million, or approximately $2.2 million commencing in 2017. We have a liability of $0.7 million and $0.6 million related to this exposure as of December 31, 2006 and January 1, 2006, respectively. To secure this guarantee, we purchased Canadian dollar denominated securities with maturities matched to the estimated tax obligations in 2017 to 2021. We have recorded an asset and a liability equal to the current fair market value of those securities on our balance sheet. We do not currently operate or manage this facility

At December 31, 2006, we also had outstanding seven letters of guarantee totaling approximately $6.1 million under separate international facilities. We do not have any off balance sheet arrangements.

Derivatives

Effective September 18, 2003, we entered into interest rate swap agreements in the aggregate notional amount of $50.0 million. We have designated the swaps as hedges against changes in the fair value of a designated portion of the Notes due to changes in underlying interest rates. Changes in the fair value of the interest rate swaps are recorded in earnings along with related designated changes in the value of the Notes. The agreements, which have payment and expiration dates and call provisions that coincide with the terms of the Notes, effectively convert $50.0 million of the Notes into variable rate obligations. Under the agreements, we receive a fixed interest rate payment from the financial counterparties to the agreements equal to 8.25% per year calculated on the notional $50.0 million amount, while we make a variable interest rate payment to the same counterparties equal to the six-month LIBOR plus a fixed margin of 3.45%, also calculated on the notional $50.0 million amount. As of December 31, 2006 and January 1, 2006, the fair value of the swaps totaled approximately $(1.7) million and $(1.1) million, respectively, and is included in other non-current liabilities in the accompanying consolidated balance sheets. There was no material ineffectiveness of our interest rate swaps for the years ended December 31, 2006 or January 1, 2006.

Our Australian subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non-recourse debt to 9.7%. We have determined the swap to be an effective cash flow hedge. Accordingly, we record the value of the interest rate swap in accumulated other comprehensive income, net of applicable income taxes. The total value of the swap as of December 31, 2006 and January 1, 2006 was approximately $3.2 million and ($0.4) million, respectively, and is recorded as a component of other non-current assets and of other non-current liabilities in the accompanying consolidated financial statements. There was no material ineffectiveness of the interest rate swaps for the fiscal years presented. We do not expect to enter into any transactions during the next twelve months which will result in the reclassification into earnings of gains or losses associated with this swap that are currently reported in accumulated other comprehensive loss.

Cash Flow

Cash and cash equivalents as of December 31, 2006 were $111.5 million, an increase of $54.4 million from January 1, 2006.

Cash provided by operating activities of continuing operations in 2006, 2005 and 2004 was $45.8 million, $31.4 million, and $31.5 million, respectively. Cash provided by operating activities of continuing operations in 2006 was positively impacted by $22.2 million of depreciation and amortization expense as well as an increase in accounts payable and accrued expenses. Cash provided by operating activities of continuing operations in 2005 was positively impacted by impairment charges of $20.9 million for our Michigan Correctional Facility and $4.3 million related to our Jena facility. Cash provided by operating activities of continuing operations in 2004 was positively impacted by an increase in accrued payroll and related taxes and other liabilities as well as a $3.0 million charge related to our Jena facility.

Cash provided by operating activities of continuing operations in 2006 was negatively impacted by an increase in accounts receivable. The increase in accounts receivable is attributable to the increase in value of our Australian subsidiary’s accounts receivable due to an increase in foreign exchange rates, the addition of CSC for the entire year, new contracts at New Castle, the South Florida Evaluation and Treatment Center, Fort Bayard Medical Center and Campsfield House as well as slightly higher billings reflecting a general increase in facility occupancy levels.

Cash used in investing activities of continuing operations in 2006 was $16.9 million. Cash used by investing activities in 2005 was $104.5 million and cash provided by investing activities in 2004 was $42.1 million, respectively. Cash used in investing activities in 2006 relate to capital expenditures partially offset by purchase price adjustments related to the sale of YSI. Cash used in investing activities in 2005 reflect the acquisition of CSC. In 2004, there was a decrease in the restricted cash balance of $52.0 million due to the payment of $43.0 million of the term loan portion of the Senior Credit Facility with the net proceeds of the sale of PCG. This payment satisfied the restriction on cash imposed by the terms of the Senior Credit Facility and the remainder was reclassified to cash.

Cash provided by financing activities in 2006 was $21.7 million and reflects proceeds received from the equity offering of $99.9 million and proceeds received from the exercise of stock options of $5.4 million offset by payments of debt of $82.6 million. Cash provided by financing activities in 2005 was $24.6 million. Cash used in financing activities in 2004 was $47.1 million. Cash provided by financing activities in 2005 reflects the payoff of $53.4 million and the refinancing of $75.0 million of the term loan portion of the Senior Credit Facility. Cash used in financing activities in 2004 reflects payments of $10.0 million on borrowings under the Revolving Credit Facility, $4.0 million in scheduled payments on the Term Loan Facility, and a one-time $43.0 million payment on the Term Loan Facility from the net proceeds from the sale of our interest in PCG.

Contractual Obligations and Off Balance Sheet Arrangements

The following is a table of certain of our contractual obligations, as of December 31, 2006, which requires us to make payments over the periods presented.

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
			(In thousands)

Long-term debt obligations	$150,111	$28	$56	$27	$150,000
Capital lease obligations (includes imputed interest)	30,757	2,195	4,123	3,864	20,575
Operating lease obligations	42,908	10,112	17,130	7,629	8,037
Non-recourse debt	147,260	11,873	25,930	29,049	80,408
Estimated interest payments on debt (a)	133,213	20,116	38,721	36,183	38,193
Estimated payments on interest rate swaps (a)	(2,054)	(316)	(632)	(632)	(474)
Other long-term liabilities	14,297	11,947	220	301	1,829

Total	$516,492	$55,955	$85,548	$76,421	$298,568

(a)	Due to the uncertainties of future LIBOR rates, the variable interest payments on our credit facility and swap agreements were calculated using LIBOR rates of 5.30% and 5.38% based on our bank rates as of February 15, 2007 and January 12, 2007, respectively.

We do not have any additional off balance sheet arrangements which would subject us to additional liabilities.

Inflation

We believe that inflation, in general, did not have a material effect on our results of operations during 2006, 2005 and 2004. While some of our contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on our results of operations in the future to the extent that wages and salaries, which represent our largest expense, increase at a faster rate than the per diem or fixed rates received by us for our management services.

Outlook

The following discussion of our future performance contains statements that are not historical statements and, therefore, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied in the forward-looking statement. Please refer to “Risk Factors” in this prospectus supplement, the “Special Note Regarding Forward-Looking Statements, Per Share Data and Market and Statistical Data,” as well as the other disclosures contained in this prospectus supplement, for further discussion on forward-looking statements and the risks and other factors that could prevent us from achieving our goals and cause the assumptions underlying the forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements.

The private corrections industry has played an increasingly important role in addressing U.S. detention and correctional needs over the past five years. Since year-end 2000, the number of federal inmates held at private correctional and detention facilities has increased 74.2%. From year-end 2000 to year-end 2005, the private sector housed approximately 14.4% of federal inmates. Approximately 57% of the estimated 2.2 million individuals incarcerated in the United States at year-end 2004 were held in state prisons. At year-end 2005, the private sector housed approximately 6% of all state inmates. In addition to our strong position in the U.S. market, we are the only publicly traded U.S. correctional company with international operations. We believe that our existing international presence positions us to capitalize on growth opportunities within the private corrections and detention industry in new and established international markets.

We intend to pursue a diversified growth strategy by winning new clients and contracts, expanding our government services portfolio and pursuing selective acquisition opportunities. We achieve organic growth through competitive bidding that begins with the issuance by a government agency of a request for proposal, or RFP. We primarily rely on the RFP process for organic growth in our U.S. and international corrections operations as well as in our mental health and residential treatment services. We believe that our long operating history and reputation have earned us credibility with both existing and prospective clients when bidding on new facility management contracts or when renewing existing contracts. Our success in the RFP process has resulted in a pipeline of new projects with significant revenue potential. In 2006, we announced 10 new projects representing 4,934 beds. In addition to pursuing organic growth through the RFP process, we will from time to time selectively consider the financing and construction of new facilities or expansions to existing facilities on a speculative basis without having a signed contract with a known client. We also plan to leverage our experience to expand the range of government-outsourced services that we provide. We will continue to pursue selected acquisition opportunities in our core services and other government services areas that meet our criteria for growth and profitability.

  Revenue

Domestically, we continue to be encouraged by the number of opportunities that have recently developed in the privatized corrections and detention industry. The need for additional bed space at the federal, state at local levels has been as strong as it has been at any time during the last decade, and we currently expect that trend to continue for the foreseeable future. Overcrowding at corrections facilities in various states, most recently California and Arizona, and increased demand for bed space at federal prisons and detention facilities primarily resulting from government initiatives to improve immigration security are two of the factors that have contributed to the greater number of opportunities for privatization. We plan to actively bid on any new projects that fit our target profile for profitability and operational risk. Although we are pleased with the overall industry outlook, positive trends in the industry may be offset by several factors, including budgetary constraints, unanticipated contract terminations and contract non-renewals. In Michigan, the State cancelled our Baldwin Correctional Facility management contract in 2005 based upon the Governor’s veto of funding for the project. Although we do not expect this termination to represent a trend, any future unexpected terminations of our existing management contracts could have a material adverse impact on our revenues. Additionally, several of our management contracts are up for renewal and/or re-bid in 2007. Although we have historically had a relative high contract renewal rate, there can be no assurance that we will be able to renew our management contracts scheduled to expire in 2007 on favorable terms, or at all.

Internationally, in the United Kingdom, we recently won our first contract since re-establishing operations. We believe that additional opportunities will become available in that market and plan to actively bid on any opportunities that fit our target profile for profitability and operational risk. In South Africa, we anticipate that the government will seek to outsource the development and operation of one or more correctional facilities in the near future. We expect to bid on any suitable opportunities.

With respect to our mental health residential treatment services business conducted through our wholly-owned subsidiary, GEO Care, Inc., we are currently pursuing a number of business development opportunities. In addition, we continue to expend resources on informing state and local governments about the benefits of privatization and we anticipate that there will be new opportunities in the future as those efforts begin to yield results. We believe we are well positioned to capitalize on any suitable opportunities that become available in this area.

Operating Expenses

Operating expenses consist of those expenses incurred in the operation and management of our correctional, detention and mental health facilities. In 2006, operating expenses totaled approximately 83.4% of our consolidated revenues. Our operating expenses as a percentage of revenue in 2007 will be impacted by several factors. We could experience continued savings under our general liability, auto liability and workers’ compensation insurance program, although the amount of these potential savings cannot be predicted. These savings, which totaled $4.0 million in fiscal year 2006 and are now reflected in our current actuarial projections are a result of improved claims experience and loss development as compared to our results under our prior insurance program. In addition, as a result of our CPT acquisition, we will no longer incur lease expense relating to the eleven facilities that we purchased in that transaction which we formerly leased from CPT. As a result, our operating expenses will decrease by the aggregate amount of that lease expense, which totaled $23.0 million in fiscal year 2006. These potential reductions in operating expenses may be offset by increased start-up expenses relating to a number of new projects which we are developing, including our new Graceville prison and Moore Haven expansion project in Florida, our Clayton facility in New Mexico, our Lawton, Oklahoma prison expansion and our Florence West expansion project in Arizona. Overall, excluding start-up expenses and the elimination of lease expense as a result of the CPT acquisition, we anticipate that operating expenses as a percentage of our revenue will remain relatively flat, consistent with our historical performance.

General and Administrative Expenses

General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses. We have recently incurred increasing general and administrative costs including increased costs associated with increases in business development costs, professional fees and travel costs, primarily relating to our mental health residential treatment services business. We expect this trend to continue as we pursue additional business development opportunities in all of our business lines and build the corporate infrastructure necessary to support our mental health residential treatment services business. We also plan to continue expending resources on the evaluation of potential acquisition targets.

Forward-Looking Statements — Safe Harbor

This prospectus supplement and the documents incorporated by reference herein contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. “Forward-looking” statements are any statements that are not based on historical information. Statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are “forward-looking” statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” include, but are not limited to:

•	our ability to timely build and/or open facilities as planned, profitably manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;

•	the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business;

•	our ability to reactivate the Michigan Correctional Facility;

•	an increase in unreimbursed labor rates;

•	our ability to expand, diversify and grow our correctional and residential treatment services;

•	our ability to win management contracts for which we have submitted proposals and to retain existing management contracts;

•	our ability to raise new project development capital given the often short-term nature of the customers’ commitment to use newly developed facilities;

•	our ability to estimate the government’s level of dependency on privatized correctional services;

•	our ability to grow our mental health and residential treatment services;

•	our ability to accurately project the size and growth of the U.S. and international privatized corrections industry;

•	our ability to develop long-term earnings visibility;

•	our ability to obtain future financing at competitive rates;

•	our exposure to rising general insurance costs;

•	our exposure to claims for which we are uninsured;

•	our exposure to rising employee and inmate medical costs;

•	our ability to maintain occupancy rates at our facilities;

•	our ability to manage costs and expenses relating to ongoing litigation arising from our operations;

•	our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers compensation and automobile liability claims;

•	our ability to identify suitable acquisitions, and to successfully complete and integrate such acquisitions on satisfactory terms;

•	the ability of our government customers to secure budgetary appropriations to fund their payment obligations to us; and

•	other factors contained in our filings with the Securities and Exchange Commission, or the SEC, including, but not limited to, those detailed in this prospectus supplement, our annual report on Form 10-K, our Form 10-Qs and our Form 8-Ks filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this report.

BUSINESS

General

We are a leading provider of government-outsourced services specializing in the management of correctional, detention and mental health and residential treatment facilities in the United States, Australia, South Africa, the United Kingdom and Canada. We operate a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers and mental health and residential treatment facilities. Our correctional and detention management services involve the provision of security, administrative, rehabilitation, education, health and food services, primarily at adult male correctional and detention facilities. Our mental health and residential treatment services involve the delivery of quality care, innovative programming and active patient treatment, primarily at privatized state mental health. We also develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency.

Our business was founded in 1984 as a division of The Wackenhut Corporation, or TWC, a multinational provider of global security services. We were incorporated in 1988 as a wholly-owned subsidiary of TWC. In July 1994, we became a publicly-traded company. In 2002, TWC was acquired by Group 4 Falck A/S, which became our new parent company. In July 2003, we purchased all of our common stock owned by Group 4 Falck A/S and became an independent company. In November 2003, we changed our corporate name to ”The GEO Group, Inc.” We currently trade on the New York Stock Exchange under the ticker symbol “GEO.”

As of December 31, 2006, we operated a total of 62 correctional, detention and mental health and residential treatment facilities and had over 54,000 beds under management or for which we had been awarded contracts. We maintained an average facility occupancy rate of 97.4% for the fiscal year ended December 31, 2006. For the fiscal year ended December 31, 2006, we had consolidated revenues of $860.9 million and consolidated operating income of $64.2 million.

We offer services that go beyond simply housing offenders in a safe and secure manner for our correctional and detention facilities. We offer a wide array of in-facility rehabilitative and educational programs. Inmates at most of our facilities can also receive basic education through academic programs designed to improve inmates’ literacy levels and enhance the opportunity to acquire General Education Development certificates. Most of our managed facilities also offer vocational training for in-demand occupations to inmates who lack marketable job skills. In addition, most of our managed facilities offer life skills/transition planning programs that provide inmates job search training and employment skills, anger management skills, health education, financial responsibility training, parenting skills and other skills associated with becoming productive citizens. We also offer counseling, education and/or treatment to inmates with alcohol and drug abuse problems at most of the domestic facilities we manage.

Our mental health facilities and residential treatment services primarily involve the provision of acute mental health and related administrative services to mentally ill patients that have been placed under public sector supervision and care. At these mental health facilities, we employ psychiatrists, physicians, nurses, counselors, social workers and other trained personnel to deliver active psychiatric treatment designed to diagnose, treat and rehabilitate patients for community reintegration.

Competitive Advantages

We believe we enjoy the following competitive advantages:

Established Long Term Relationships with High-Quality Government Customers.  We have developed long term relationships with our government customers and have been highly successful at retaining our facility management contracts. We have provided correctional and detention management services to the U.S. Federal Government for 20 years, the State of California for 19 years, the State of Texas for approximately 19 years, various Australian state government entities for 15 years and the State of Florida for approximately 13 years. These customers accounted for approximately 55% of our consolidated revenues for the fiscal year ended December 31, 2006. Our strong operating track record has enabled us to achieve a high renewal rate for contracts, thereby providing us with a stable source of revenue. During the past three years, our clients renewed approximately 90% of the contracts that were scheduled for renewal or expiration during that period. In addition, over the same three-year period, we won approximately 62% of the total number of beds for which we responded to RFPs. In 2006, we won 100% of the eight RFPs to which we responded, representing an aggregate of 7,073 beds.

Diverse, Full-Service Facility Developer and Operator.   We have developed comprehensive expertise in the design, construction and financing of high quality correctional, detention and mental health facilities. In addition, we have extensive experience in overall facility operations, including staff recruitment, administration, facility maintenance, food service, healthcare, security, supervision, treatment and education of inmates. We believe that the breadth of our service offerings gives us the flexibility and resources to respond to customers’ needs as they develop. We believe that the relationships we foster when offering these additional services also help us win new contracts and renew existing contracts.

Unique Privatized Mental Health Growth Platform.  We are the only publicly traded U.S. corrections company currently operating in the privatized mental health and residential treatment services business. Our target market of state and county mental health hospitals represents a significant opportunity. Through our GEO Care subsidiary, we have been able to grow this business from 335 beds representing $32.6 million in revenues in 2005 to 998 beds representing $70.4 million in revenues in 2006, with annualized revenues as of year-end 2006 totaling approximately $95 million. In addition, GEO Care has been awarded two new contracts for 275 beds, one of which was activated in early March 2007, and the other of which is scheduled to be activated in April 2007. These contracts are expected to generate annual revenues of approximately $33.0 million.

Sizeable International Business.  We believe that our international presence gives us a unique competitive advantage that has contributed to our growth. Leveraging our operational excellence in the U.S., our international infrastructure allows us to aggressively target foreign opportunities that our U.S.-based competitors without overseas operations may have difficulty pursuing. Our international service business generated $103.6 million revenue in 2006, representing 12.0% of our consolidated 2006 revenues. We believe we are well positioned to continue benefiting from foreign governments’ initiatives to outsource corrections facilities.

Experienced, Proven Senior Management Team.  Our top three senior executives have over 59 years of combined industry experience, have worked together at our company for more than 15 years and have established a track record of growth and profitability. Under their leadership, our annual consolidated revenues have grown from $40.0 million in 1991 to $860.9 million in 2006. Our Chairman, CEO and Founder, George C. Zoley, is one of the pioneers of the industry, having developed and opened what we believe was one of the first privatized detention facilities in the United States in 1986. In addition to senior management, our operational and facility level management has significant operational experience and expertise.

Regional Operating Structure.  We operate three regional U.S. offices and three international offices that provide administrative oversight and support to our correctional and detention facilities and allow us to maintain close relationships with our customers and suppliers. Each of our three regional U.S. offices is responsible for the facilities located within a defined geographic area. We believe that our regional operating structure is unique within the U.S. private corrections industry and provides us with the competitive advantage of close proximity and direct access to our customers and our facilities. We believe this proximity increases our responsiveness and the quality of our contacts with our customers. We believe that this regional structure has facilitated the rapid integration of our prior acquisitions, and we also believe that our regional structure and international offices will help with the integration of any future acquisitions.

Strategies

The following are some of our key business strategies:

Provide High Quality, Essential Services at Lower Costs.  Our objective is to provide federal, state and local governmental agencies with high quality, essential services at a lower cost than they themselves could achieve. We have developed considerable expertise in the management of facility security, administration, rehabilitation, education, health and food services. Our quality is recognized through many accreditations including that of the American Correctional Association, which has certified facilities representing approximately 66% of our U.S. corrections revenue as of year-end 2006.

Maintain Disciplined Operating Approach.  We manage our business on a contract by contract basis in order to maximize our operating margins. We typically refrain from pursuing contracts that we do not believe will yield attractive profit margins in relation to the associated operational risks. In addition, we generally do not engage in facility development without having a corresponding management contract award in place, although we may opt to do so in select situations when we believe attractive business development opportunities may become available at a given location. We have also elected not to enter certain international markets with a history of economic and political instability. We believe that our strategy of emphasizing lower risk, higher profit opportunities helps us to consistently deliver strong operational performance, lower our costs and increase our overall profitability.

Expand Into Complementary Government-Outsourced Services.  We intend to capitalize on our long term relationships with governmental agencies to become a more diversified provider of government-outsourced services. These opportunities may include services which leverage our existing competencies and expertise, including the design, construction and management of large facilities, the training and management of a large workforce and our ability to service the needs and meet the requirements of government clients. We believe that government outsourcing of currently internalized functions will increase largely as a result of the public sector’s desire to maintain quality service levels amid governmental budgetary constraints. We believe that our successful expansion into the mental health and residential treatment services sector through GEO Care is an example of our ability to deliver higher quality services at lower costs in new areas of privatization.

Pursue International Growth Opportunities.  As a global provider of privatized correctional services, we are able to capitalize on opportunities to operate existing or new facilities on behalf of foreign governments. We currently have international operations in Australia, Canada, South Africa and the United Kingdom. We intend to further penetrate the current markets we operate in and to expand into new international markets which we deem attractive. For example, during the fourth quarter of 2004, we opened an office in the United Kingdom to vigorously pursue new business opportunities in England, Wales and Scotland. In March 2006, we won a contract to manage the operations of the 198-bed Campsfield House in Kidlington, United Kingdom, and began operations under this contract in the second quarter of 2006.

Selectively Pursue Acquisition Opportunities.  We consider acquisitions that are strategic in nature and enhance our geographic platform on an ongoing basis. On November 4, 2005, we acquired Correctional Services Corporation, or CSC, bringing over 8,000 additional adult correctional and detention beds under our management. On January 24, 2007, we acquired CentraCore Properties Trust, or CPT, bringing the 7,545 beds we had been leasing from CPT, as well as an additional 1,126 beds leased to third parties, under our ownership. We will continue to review acquisition opportunities that may become available in the future, both in the privatized corrections, detention, mental health and residential treatment services sectors, and in complementary government-outsourced services areas.

Business Segments

We conduct our business through three reportable business segments: our U.S. corrections segment; our international services segment; and our GEO Care segment. We have identified these three reportable segments to reflect our current view that we operate three distinct business lines, each of which constitutes a material part of our overall business. This treatment also reflects how we have discussed our business with investors and analysts. The U.S. corrections segment primarily encompasses our U.S.-based privatized corrections and detention business. The International services segment primarily consists of our privatized corrections and detention operations in South Africa, Australia and the United Kingdom. This segment also operates our recently acquired United Kingdom-based prisoner transportation business and reviews opportunities to further diversify into related foreign-based governmental-outsourced services on an ongoing basis. Our GEO Care segment, which is operated by our wholly-owned subsidiary GEO Care, Inc., comprises our privatized mental health and residential treatment services business, all of which is currently conducted in the U.S. Financial information about these segments for fiscal years 2004, 2005 and 2006 is contained in “Note 16- Business Segments and Geographic Information” of the “Notes to Consolidated Financial Statements” included in our Form 10-K and is incorporated herein by this reference.

Recent Developments

On June 12, 2006, we sold in a follow-on public offering 3,000,000 shares of our common stock at a price of $35.46 per share (4,500,000 shares of its common stock at a price of $23.64 reflecting the 3 for 2 stock split). All shares were issued from treasury. The aggregate net proceeds (after deducting underwriter’s discounts and expenses) was approximately $100 million. On June 13, 2006, we utilized approximately $74.6 million of the proceeds to repay all outstanding debt under the term loan portion of our Senior Credit Facility. In addition, on August 11, 2006, we used $4.0 million of the proceeds of the offering to purchase from certain directors, executive officers and employees stock options that were currently outstanding and exercisable, and which were due to expire within the next three years. The balance of the net proceeds was used for general corporate purposes including working capital, capital expenditures and the acquisition of CPT.

On August 10, 2006, our board of directors declared a 3-for-2 stock split of our common stock. The stock split took effect on October 2, 2006 with respect to shareholders of record on September 15, 2006. Following the stock split, the shares outstanding increased from 13.0 million to 19.5 million. All relevant share and per share data has been adjusted to reflect the stock split.

On September 20, 2006, we entered into an Agreement and Plan of Merger by and among us and CentraCore Properties Trust, which we refer to as CPT. On January 24, 2007, we completed the acquisition of CPT pursuant to an Agreement and Plan of Merger, dated as of September 19, 2006, referred to as the Merger Agreement, by and among us, GEO Acquisition II, Inc., a direct wholly-owned subsidiary of GEO, and CPT. Under the terms of the Merger Agreement, CPT merged with and into GEO Acquisition II, Inc., referred to as the Merger, with GEO Acquisition II, Inc., being the surviving corporation of the Merger.

As a result of the Merger, each share of common stock of CPT was converted into the right to receive $32.5826 in cash, inclusive of a pro-rated dividend for all quarters or partial quarters for which CPT’s dividend had not yet been paid as of the closing date. In addition, each outstanding option to purchase CPT common stock having an exercise price less than $32.00 per share was converted into the right to receive the difference between $32.00 per share and the exercise price per share of the option, multiplied by the total number of shares of CPT common stock subject to the option. We paid an aggregate purchase price of approximately $428.3 million for the acquisition of CPT, inclusive of the payment of approximately $367.6 million in exchange for the common stock and the options, the repayment of approximately $40.0 million in CPT debt and the payment of approximately $20.0 million in transaction related fees and expenses. We financed the acquisition through the use of $365.0 million in new borrowings under a new Term Loan B and approximately $63.3 million in cash on hand.

On October 13, 2006, we acquired United Kingdom based Recruitment Solutions International (RSI) for approximately $2.3 million plus transaction related expenses. RSI is a privately-held provider of transportation services to The Home Office Nationality and Immigration Directorate. The acquisition of RSI did not materially impact our 2006 result of operations.

Additional information regarding significant events affecting us during the fiscal year ended December 31, 2006 is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Quality of Operations

We operate each facility in accordance with our company-wide policies and procedures and with the standards and guidelines required under the relevant management contract. For many facilities, the standards and guidelines include those established by the American Correctional Association, or ACA. The ACA is an independent organization of corrections professionals, which establishes correctional facility standards and guidelines that are generally acknowledged as a benchmark by governmental agencies responsible for correctional facilities. Many of our contracts in the United States require us to seek and maintain ACA accreditation of the facility. We have sought and received ACA accreditation and re-accreditation for all such facilities. We achieved an average re-accreditation score of 97.9% in fiscal year 2006. Approximately 66% of our 2006 U.S. corrections revenue was derived from ACA accredited facilities. We have also achieved and maintained certification by the Joint Commission on Accreditation for Healthcare Organizations, or JCAHO, for our mental health facilities and two of our correctional facilities. We have been successful in achieving and maintaining accreditation under the National Commission on Correctional Health Care, or NCCHC, in a majority of the facilities that we currently operate. The NCCHC accreditation is a voluntary process which we have used to establish comprehensive health care policies and procedures to meet and adhere to the ACA standards. The NCCHC standards, in most cases, exceed ACA Health Care Standards.

Marketing and Business Proposals

Our primary potential customers are governmental agencies responsible for local, state and federal correctional facilities in the United States and governmental agencies responsible for correctional facilities in Australia, South Africa and the United Kingdom. Other primary customers include state agencies in the U.S. responsible for mental health facilities, and other foreign governmental agencies.

Governmental agencies responsible for correctional and detention facilities generally procure goods and services through requests for proposals. A typical request for proposal requires bidders to provide detailed information, including, but not limited to, descriptions of the following: the services to be provided by the bidder, its experience and qualifications, and the price at which the bidder is willing to provide the services, which services may include the renovation, improvement or expansion of an existing facility, or the planning, design and construction of a new facility.

If the project meets our profile for new projects, we then will submit a written response to the request for proposal. We estimate that we typically spend between $100,000 and $200,000 when responding to a request for proposal. We have engaged and intend in the future to engage independent consultants to assist us in developing privatization opportunities and in responding to requests for proposals, monitoring the legislative and business climate, and maintaining relationships with existing customers.

Our state and local experience has been that a period of approximately 60 to 90 days is generally required from the issuance of a request for proposal to the submission of our response to the request for proposals; that between one and four months elapse between the submission of our response and the agency’s award for a contract; and that between one and four months elapse between the award of a contract and the commencement of construction of the facility, in the case of a new facility, or the management of the facility, in the case of an existing facility. If the facility for which an award has been made must be constructed, our experience is that construction usually takes between nine and 24 months, depending on the size and complexity of the project; therefore, management of a newly constructed facility typically commences between 10 and 28 months after the governmental agency’s award.

Our federal experience has been that a period of approximately 60 to 90 days is generally required from the issuance of a request for proposal to the submission of our response to the request for proposal; that between 12 and 18 months elapse between the submission of our response and the agency’s award for a contract; and that between four and 18 weeks elapse between the award of a contract and the commencement of construction of the facility, in the case of a new facility, or the management of the facility in the case of an existing facility. If the facility for which an award has been made must be constructed, our experience is that construction usually takes between nine and 24 months, depending on the size and complexity of the project; therefore, management of a newly constructed facility typically commences between 10 and 28 months after the governmental agency’s award.

Facility Design, Construction and Finance

We offer governmental agencies consultation and management services relating to the design and construction of new correctional and detention facilities and the redesign and renovation of older facilities. As of December 31, 2006, we had provided services for the design and construction of forty-three facilities and for the redesign and renovation of thirteen facilities.

Contracts to design and construct or to redesign and renovate facilities may be financed in a variety of ways. Governmental agencies may finance the construction of such facilities through the following:

•	a one time general revenue appropriation by the governmental agency for the cost of the new facility;

•	general obligation bonds that are secured by either a limited or unlimited tax levy by the issuing governmental entity; or

•	revenue bonds or certificates of participation secured by an annual lease payment that is subject to annual or bi-annual legislative appropriations.

We may also act as a source of financing or as a facilitator with respect to the financing of the construction of a facility. In these cases, the construction of such facilities may be financed through various methods including the following:

•	funds from equity offerings of our stock;

•	cash flows from operations;

•	borrowings from banks or other institutions (which may or may not be subject to government guarantees in the event of contract termination); or

•	lease arrangements with third parties.

If the project is financed using direct governmental appropriations, with proceeds of the sale of bonds or other obligations issued prior to the award of the project or by us directly, then financing is in place when the contract relating to the construction or renovation project is executed. If the project is financed using project-specific tax-exempt bonds or other obligations, the construction contract is generally subject to the sale of such bonds or obligations. Generally, substantial expenditures for construction will not be made on such a project until the tax-exempt bonds or other obligations are sold; and, if such bonds or obligations are not sold, construction and therefore, management of the facility, may either be delayed until alternative financing is procured or the development of the project will be suspended or entirely cancelled. If the project is self-financed by us, then financing is generally in place prior to the commencement of construction.

Under our construction and design management contracts, we generally agree to be responsible for overall project development and completion. We typically act as the primary developer on construction contracts for facilities and subcontract with national general contractors. Where possible, we subcontract with construction companies that we have worked with previously. We make use of an in-house staff of architects and operational experts from various correctional disciplines (e.g. security, medical service, food service, inmate programs and facility maintenance) as part of the team that participates from conceptual design through final construction of the project. This staff coordinates all aspects of the development with subcontractors and provides site-specific services.

When designing a facility, our architects use, with appropriate modifications, prototype designs we have used in developing prior projects. We believe that the use of these designs allows us to reduce cost overruns and construction delays and to reduce the number of correctional officers required to provide security at a facility, thus controlling costs both to construct and to manage the facility. Our facility designs also maintain security because they increase the area under direct surveillance by correctional officers and make use of additional electronic surveillance.

Facilities

The following table summarizes certain information with respect to facilities that GEO (or a subsidiary or joint venture of GEO) operated under a management contract or had an award to manage as of December 31, 2006:

					Commencement
Facility Name	Design		Facility	Security	of Current		Renewal	Type of
& Location(1)	Capacity	Customer	Type	Level	Term	Duration	Option	Ownership

Domestic Contracts:
Allen Correctional Center
Kinder, LA	1,538	LA DPS&C	State Correctional Facility	Medium/ Maximum	October 2003	3 years	One, Two-year	Manage only
Arizona State Prison Florence West
Florence, AZ	750	ADC	State DUI/RTC Correctional Facility	Minimum/ Medium	October 2002	10 years	Two, Five-year	Lease
Central Arizona Correctional Facility
Florence, AZ	1,000	ADC	State Sex Offender Correctional Facility	Minimum/ Medium	December 2006	10 years	Two, Five-year	Lease
Arizona State Prison Phoenix West
Phoenix, AZ	450	ADC	State DWI Correctional Facility	Minimum/ Medium	July 2002	10 years	Two, Five-year	Lease
Aurora ICE Processing Center
Aurora, CO	400	ICE	Federal Detention Facility	Minimum/ Medium	October 2006	8 months	Four, One-year	Own(7)
Bill Clayton Detention Center
Littlefield, TX	310	Littlefield, TX/ IDOC	Local/State Correctional/ Detention Facility	Minimum/ Medium	January 2004 July 2006	10 years 2 years	Two, Five-year Unlimited One-year	Manage Only
Bridgeport Correctional Center
Bridgeport, TX	520	TDCJ	State Correctional Facility	Minimum/ Medium	September 2005	3 year	Two, One-year	Manage Only
Bronx Community Re-entry Center
Bronx, NY	130	BOP	Federal Halfway House	Minimum	April 2002	2 years	Three, One-year	Lease
Brooklyn Community Corrections Center
Brooklyn, NY	174	BOP	Federal Halfway House	Minimum	February 2005	2 years	Three, One-year	Lease
Broward Transition Center
Deerfield Beach, FL	600	ICE	Federal Detention Facility	Minimum	October 2003	1 year	Four, One-year	Own(7)
Central Texas Detention Facility
San Antonio, TX(2)	688	Bexar County/ICE & USMS	Local & Federal Detention Facility	All Levels	January 2002	3 years	One, Two-year	Lease- County
Central Valley MCCF
McFarland, CA	625	CDCR	State Correctional Facility	Medium	December 1997	10 years	N/A	Own(7)

					Commencement
Facility Name	Design		Facility	Security	of Current		Renewal	Type of
& Location(1)	Capacity	Customer	Type	Level	Term	Duration	Option	Ownership

Cleveland Correctional Center
Cleveland, TX	520	TDCJ	State Correctional Facility	Minimum/ Medium	January 2004	3 year	Two, One-year	Manage Only
Coke County JJC
Bronte, TX	200	TYC	State Juvenile Correctional Facility	Medium/ Maximum	September 2004	2 year	One, Two-year	Lease
Colorado Medium Custody Prison(6)
TBD	1,504		State Correctional Facility
Desert View MCCF
Adelanto, CA	643	CDCR	State Correctional Facility	Medium	December 1997	10 years	N/A	Own(7)
Dickens County Correctional Center
Spur, TX	489	Dickens County/ IDOC/ ICE/Other Counties	Local/State Federal Correctional Facility	All Levels	August 2001 (IDOC) July 2006	15 years 2 years	N/A Unlimited One-year	Manage Only
East Mississippi Correctional Facility
Meridian, MS	1,000	MDOC	State Correctional Facility	Mental Health All Levels	August 2006	2 years	Two, One-year	Manage only
Fort Worth Community Corrections Facility
Fort Worth, TX	225	TDCJ	State Halfway House	Minimum	September 2003	2 years	Two, Two-year	Leased
Frio County Detention Center
Pearsall, TX	391	Frio County/ Other Counties	Local Detention Facility	All Levels	December 1997	12 years	One, Five-year	Part Leased/ Part Owned
George W. Hill Correctional Facility
Thornton, PA	1,883	Delaware County	Local Detention Facility	All Levels	June 2006	19 months	Successive, Two-year	Manage Only
Golden State MCCF
McFarland, CA	625	CDCR	State Correctional Facility	Medium	December 1997	10 years	N/A	Own(7)
Graceville Correctional Facility
Graceville, FL	1,500	DMS	State Correctional Facility	Medium/ Close	N/A	3 years	Successive, Two-year	N/A
Guadalupe County Correctional Facility
Santa Rosa, NM(3)	600	Guadalupe County/ NMCD	Local/State Correctional Facility	Medium	September 1998	3 years (revised term)	Five, one-year extensions beginning 2004	Own
Jefferson County Downtown Jail
Beaumont, TX	500	Jefferson County/ TDCJ/ ICE/USMS	Local/State Federal Detention Facility	All Levels	September 1998	Month to Month	Unlimited, One-month	Manage Only

					Commencement
Facility Name	Design		Facility	Security	of Current		Renewal	Type of
& Location(1)	Capacity	Customer	Type	Level	Term	Duration	Option	Ownership

Karnes Correctional Center
Karnes City, TX(2)	679	Karnes County/ ICE & USMS	Local & Federal Detention Facility	All Levels	January 1998	30 years	N/A	Own(7)
Lawrenceville Correctional Center
Lawrenceville, VA	1,536	VDOC	State Correctional Facility	Medium	March 2003	5 years	Ten, One-year	Manage Only
Lawton Correctional Facility
Lawton, OK	2,518	ODOC	State Correctional Facility	Medium	July 2003	1 year	Four, One-year	Own(7)
Lea County Correctional Facility
Hobbs, NM(3)	1,200	Lea County/ NMCD	Local/State Correctional Facility	All Levels	September 1998	3 years	Five, One-year beginning 2003	Own(7)
Lockhart Secure Work Program Facilities
Lockhart, TX	1,000	TDCJ	State Correctional Facility	Minimum	January 2004	3 years	Two, One-year	Manage Only
Marshall County Correctional
Holly Springs, MS	1,000	MDOC	State Correctional Facility	Medium	September 2006	2 years	Two, One-year	Manage Only
McFarland CCF
McFarland, CA	224	CDCR	State Correctional Facility	Minimum	January 2006	5 years	Two, Five-year	Own(7)
Migrant Operations Center
Guantanamo Bay NAS, Cuba	130	ICE	Federal Migrant Center	Minimum	November 2006	11 Months	Four, One-year	Manage Only
Moore Haven Correctional Facility
Moore Haven, FL	750 + 235 exp.	DMS	State Correctional Facility	Medium	January 2000	2 years	Unlimited, Two-year	Manage Only
New Castle Correctional Facility
New Castle, IN	2,416	IDOC	State Correctional Facility	Medium	January 2006	4 years	Three, Two-year	Manage Only
Newton County Correctional Center
Newton, TX	872	Newton County/ TDCJ	Local/State Correctional Facility	All Levels	February 2002	5 years	Two, Five-year	Manage Only
Northeast New Mexico Detention Facility
Clayton, NM	625	Clayton/ NMCD	Local/State Correctional Facility	Medium	open	5 years	Five, One-year	open
North Texas ISF
Fort Worth, TX	400	TDCJ	State Intermediate Sanction Facility	Minimum	March 2004	3 years	Four, One-year	Lease
Northwest Detention Center
Tacoma, WA	1,000	ICE	Federal Detention Facility	Minimum/ Medium	April 2004	1 year	Four, One-year	Own

					Commencement
Facility Name	Design		Facility	Security	of Current		Renewal	Type of
& Location(1)	Capacity	Customer	Type	Level	Term	Duration	Option	Ownership

Queens Detention Facility
Jamaica, NY	229	OFDT/USMS	Federal Detention Facility	Minimum/ Medium	April 2002	1 year	Four, One-year	Own(7)
Reeves County Detention Complex R1/R2
Pecos, TX(2)	2,200	Reeves County/ BOP	Federal Correctional Facility	Low	April 2005	9 years	Unlimited, Ten-year	Manage Only
Reeves County Detention Complex R3
Pecos, TX(2)	1,356	Reeves County/BOP	Federal Correctional Facility	Low	April 2005	9 years	Unlimited, Ten-year	Manage Only
Rivers Correctional Institution
Winton, NC	1,200	BOP	Federal Correctional Facility	Low	March 2001	3 years	Seven, One-year	Own
Sanders Estes Unit
Venus, TX	1,000	TDCJ	State Correctional Facility	Minimum/ Medium	January 2004	3 years	Two, One-year	Manage Only
South Bay Correctional Facility
South Bay, FL	1,862	DMS	State Correctional Facility	Medium/ Close	July 2006	3 years	Unlimited, Two-year	Manage Only
South Texas Detention Complex
Pearsall, TX	1,904	ICE	Federal Detention Facility	Minimum/ Medium	June 2005	1 year	Four, One-year	Lease
South Texas ISF
Houston, TX	450	TDCJ	State Intermediate Sanction Facility	Minimum	March 2004	3 years	Two, One-year	Manage Only
Taft Correctional Institution
Taft, CA	2,048	BOP	Federal Correctional Facility	Low/ Minimum	December 1997	3 years	Seven, One-year	Manage Only
Tri-County Justice & Detention Center
Ullin, IL	226	Pulaski County/ ICE	Local & Federal Detention Facility	All Levels	July 2004	6 years	Two, Five-year	Manage Only
Val Verde Correctional Facility
Del Rio, TX(2)	784 + 576 exp	Val Verde County/ USMS/ ICE	Local & Federal Detention Facility	All Levels	January 2001	20 years	Unlimited, Five-year	Own
Western Region Detention Facility at San Diego
San Diego, CA	700	USMS	Federal Detention Facility	Maximum	January 2006	5 years	One, Five-year	Lease

					Commencement
Facility Name	Design		Facility	Security	of Current		Renewal	Type of
& Location(1)	Capacity	Customer	Type	Level	Term	Duration	Option	Ownership

International Contracts:
Arthur Gorrie Correctional Centre
Wacol, Australia	710 + 180 exp	QLD DCS	Reception & Remand Centre	High/ Maximum	December 2002	5 years	One, Five-year	Manage Only
Fulham Correctional Centre
Victoria, Australia	717	VIC MOC	State Prison	Minimum/ Medium	September 2005	3 years	Four, Three-year	Manage Only
Junee Correctional Centre
Junee, Australia	790	NSW	State Prison	Minimum/ Medium	April 2001	5 years	One, Three-year	Manage Only
Kutama-Sinthumule Correctional Centre Northern Province,
Republic of South Africa	3,024	RSA DCS	National Prison	Maximum	July 1999	25 years	None	Manage Only
Melbourne Custody Centre
Melbourne, Australia	67	VIC CC	State Jail	All Levels	March 2005	3 years	Two, One-year	Manage Only
New Brunswick Youth Centre
Mirimachi, Canada(4)	N/A	PNB	Provincial Juvenile Facility	All Levels	October 1997	25 years	One, Ten-year	Manage Only
Pacific Shores Healthcare
Victoria, Australia(5)	N/A	VIC CV	Health Care Services	N/A	December 2003	3 years	Four, Six-months	Manage Only
Campsfield House Immigration Removal Centre
Kidlington, England	198	UK Home Office of Immigration	Detention Centre	Minimum	May 2006	3 years	One, Two-year	Manage Only
GEO Care Services:
Florida Civil Commitment Center
Arcadia, FL	680/40	FL — DCF	State Civil Commitment	All Levels	July 2006	5 years	Three, Five-year	Manage Only
Palm Beach County Jail
Palm Beach, FL	N/A	PBC as Subcontractor To Healthcare Armor	Mental Health Services to County Jail	All Levels	May 2006	5 years	N/A	Manage Only
South Florida State Hospital
Pembroke Pines, FL	335	FL- DCF	State Psychiatric Hospital	Mental Health	July 2003	5 years	Two, Five-year	Manage Only
Fort Bayard Medical Center
Ft. Bayard, NM	230	State of NM, Department of Health	Special Needs Long-Term Care Facility	Special Needs & Long-Term Care	November 2005	3 years	Four, Five-year	Manage Only
South Florida Evaluation and Treatment Center
Miami, FL	213	FL — DCF	State Forensic Hospital	Mental Health	July 2005	5 years	Two, Five-year	Manage Only
South Florida Evaluation and Treatment Center — Annex
Miami, FL	100	FL — DCF	State Forensic Hospital	Mental Health	March 2007	5 years	One, Four-year	Manage Only

Customer Legend:

Abbreviation	Customer

LA DPS&C	Louisiana Department of Public Safety & Corrections
ADOC	Arizona Department of Corrections
ICE	U.S. Immigration & Customs Enforcement
WDOC	Wyoming Department of Corrections
TDCJ	Texas Department of Criminal Justice
CDCR	California Department of Corrections
CDOC	Colorado Department of Corrections
TYC	Texas Youth Commission
MDOC	Mississippi Department of Corrections (East Mississippi & Marshall County)
NMCD	New Mexico Corrections Department
VDOC	Virginia Department of Corrections
ODOC	Oklahoma Department of Corrections
DMS	Florida Department of Management Services
BOP	Federal Bureau of Prisons
USMS	United States Marshals Service
IDOC	Indiana Department of Corrections
QLD DCS	Department of Corrective Services of the State of Queensland
OFDT	Office of Federal Detention Trustees
VIC MOC	Minister of Corrections of the State of Victoria
NSW	Commissioner of Corrective Services for New South Wales
RSA DCS	Republic of South Africa Department of Correctional Services
VIC CC	The Chief Commissioner of the Victoria Police
PNB	Province of New Brunswick
VIC CV	The State of Victoria represented by Corrections Victoria
DCF	Florida Department of Children & Families

(1)	GEO also owns facilities in Jena, LA and Baldwin, MI that were not in use during fiscal year 2006. Both of these facilities remain inactive. See Note 12 of the Financial Statements.

(2)	GEO provides services at this facility through various Inter-Governmental Agreements, or IGAs, for the county, USMS, ICE, BOP, and other state jurisdictions.

(3)	GEO has a five-year contract with four one-year options to operate this facility on behalf of the county. The county, in turn, has a one-year contract, subject to annual renewal, with the state to house state prisoners at the facility.

(4)	The contract for this facility only requires GEO to provide maintenance services.

(5)	GEO provides comprehensive healthcare services to 9 government-operated prisons under this contract.

(6)	GEO provided notice of award from CDOC for medium security prison. No contracts have been signed as of this date.

(7)	GEO acquired these facilities from CPT on January 24, 2007. Prior to this date these facilities were leased by GEO from CPT.

Government Contracts — Rebids

The following table sets forth the number of contracts that are subject to renewal or re-bid in each of the next five years:

Year	Re-bid(1)	Total Number of Beds up for Re-bids

2007	9	6,260
2008	7	6,744
2009	12	8,381
2010	5	3,665
2011	7	6,979
Thereafter	21	17,117

	61	49,146

(1)	Many of our contracts with our government customers have an initial fixed term and are thereafter subject to periodic renewals at the unilateral option of the customer. This table assumes that all of our government customers will exercise their unilateral renewal options under each existing facility management contract and, accordingly, that each contract will not be up for renewal or re-bid, as the case may be, until the full stated term of the contract, including the exercise of all applicable renewal options, has run. Although our historical contract renewal rate exceeds 90%, we cannot assure you that our customers will in fact exercise all of their unilateral renewal options under existing contracts. In addition, our government contracts can generally be terminated by our government customers at any time without cause. See “Risk Factors — We are subject to the termination or non-renewal of our government contracts, which could adversely affect our results of operations and liquidity, and our ability to secure new facility management contracts from other government customers.”

We undertake substantial efforts to renew our contracts upon their expiration but we can provide no assurance that we will in fact be able to do so. Previously, in connection with our contract renewals, either we or the contracting government agency have typically requested changes or adjustments to contractual terms. As a result, contract renewals may be made on terms that are more or less favorable to us than in prior contractual terms.

Our contracts typically allow a contracting governmental agency to terminate a contract with or without cause by giving us written notice ranging from 30 to 180 days. If government agencies were to use these provisions to terminate, or renegotiate the terms of their agreements with us, our financial condition and results of operations could be materially adversely affected.

In addition, in connection with our management of such facilities, we are required to comply with all applicable local, state and federal laws and related rules and regulations. Our contracts typically require us to maintain certain levels of coverage for general liability, workers’ compensation, vehicle liability, and property loss or damage. If we do not maintain the required categories and levels of coverage, the contracting governmental agency may be permitted to terminate the contract. In addition, we are required under our contracts to indemnify the contracting governmental agency for all claims and costs arising out of our management of facilities and, in some instances, we are required to maintain performance bonds relating to the construction, development and operation of facilities.

Competition

We compete primarily on the basis of the quality and range of services we offer; our experience domestically and internationally in the design, construction, and management of privatized correctional and detention facilities; our reputation; and our pricing. We compete directly with the public sector, where governmental agencies that are responsible for the operation of correctional, detention and mental health and residential treatment facilities are often seeking to retain projects that might otherwise be privatized. In the private sector, our U.S. corrections and international services business segments compete with a number of companies, including, but not limited to: Corrections Corporation of America; Cornell Companies, Inc.; Management and Training Corporation; Group 4 Securicor, Global Solutions, and Serco. Our GEO Care business segment competes with a number of different small-to-medium sized companies, reflecting the highly fragmented nature of the mental health and residential treatment services industry. Some of our competitors are larger and have more resources than we do. We also compete in some markets with small local companies that may have a better knowledge of the local conditions and may be better able to gain political and public acceptance.

Employees and Employee Training

At December 31, 2006, we had 10,253 full-time employees. Of such full-time employees, 195 were employed at our headquarters and regional offices and 10,058 were employed at facilities and international offices. We employ management, administrative and clerical, security, educational services, health services and general maintenance personnel at our various locations. Approximately 535 and 916 employees are covered by collective bargaining agreements in the United States and at international offices, respectively. We believe that our relations with our employees are satisfactory.

Under the laws applicable to most of our operations, and internal company policies, our correctional officers are required to complete a minimum amount of training. We generally require at least 160 hours of pre-service training before an employee is allowed to work in a position that will bring the employee in contact with inmates in our domestic facilities, consistent with ACA standards and/or applicable state laws. In addition to a minimum of 160 hours of pre-service training, most states require 40 or 80 hours of on-the-job training. Florida law requires that correctional officers receive 520 hours of training. We believe that our training programs meet or exceed all applicable requirements.

Our training program for domestic facilities begins with approximately 40 hours of instruction regarding our policies, operational procedures and management philosophy. Training continues with an additional 120 hours of instruction covering legal issues, rights of inmates, techniques of communication and supervision, interpersonal skills and job training relating to the particular position to be held. Each of our employees, who has contact with inmates receives a minimum of 40 hours of additional training each year, and each manager receives at least 24 hours of training each year.

At least 240 and 160 hours of training are required for our employees in Australia and South Africa, respectively, before such employees are allowed to work in positions that will bring them into contact with inmates. Our employees in Australia and South Africa receive a minimum of 40 hours of additional training each year.

Business Regulations and Legal Considerations

Many governmental agencies are required to enter into a competitive bidding procedure before awarding contracts for products or services. The laws of certain jurisdictions may also require us to award subcontracts on a competitive basis or to subcontract or partner with businesses owned by women or members of minority groups.

Certain states, such as Florida, deem correctional officers to be peace officers and require our personnel to be licensed and subject to background investigation. State law also typically requires correctional officers to meet certain training standards.

The failure to comply with any applicable laws, rules or regulations or the loss of any required license could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our current and future operations may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any such additional regulations could have a material adverse effect on our business, financial condition and results of operations.

Insurance

The nature of our business exposes us to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. In addition, our management contracts generally require us to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. We maintain insurance coverage for these general types of claims, except for claims relating to employment matters, for which we carry no insurance.

Claims for which we are insured arising from our U.S. operations that have an occurrence date of October 1, 2002 or earlier are handled by TWC and are commercially insured up to an aggregate limit of between $25.0 million and $50.0 million, depending on the nature of the claim and the applicable policy terms and conditions. With respect to claims for which we are insured arising after October 1, 2002, we maintain a general liability policy for all U.S. corrections operations with $52.0 million per occurrence and in the aggregate. On October 1, 2004, we increased our deductible on this general liability policy from $1.0 million to $3.0 million for each claim which occurs after October 1, 2004. GEO Care, Inc. is separately insured for general and professional liability. Coverage is maintained with limits of $10.0 million per occurrence and in the aggregate subject to a $3.0 million self-insured retention. We also maintain various levels of insurance to cover property and casualty risks, workers’ compensation, medical malpractice, environmental liability and automobile liability. Our Australian subsidiary is required to carry tail insurance on a general liability policy providing an extended reporting period through 2011 related to a discontinued contract. We also carry various types of insurance with respect to our operations in South Africa, Australia and the United Kingdom. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed.

International Operations

Our international operations for fiscal years 2006 and 2005 consisted of the operations of our wholly-owned Australian subsidiaries, and of our consolidated joint venture in South Africa (South African Custodial Management Pty. Limited, or SACM). Through our wholly-owned subsidiary, GEO Group Australia Pty. Limited, we currently manage five facilities in Australia. We operate one facility in South Africa through SACM. During the fourth quarter of 2004, we opened an office in the United Kingdom to pursue new business opportunities throughout Europe. On March 6, 2006, we were awarded a contract to manage the operations of the 198 bed Campsfield House in Kidlington, United Kingdom. We began operations under this contract in the second quarter of 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information on SACM. Financial information about our operations in different geographic regions appears in “Financial Statements — Note 16 Business Segment and Geographic Information.”

Business Concentration

Except for the major customers noted in the following table, no single customer provided more than 10% of our consolidated revenues during fiscal years 2006, 2005 or 2004:

Customer	2006	2005	2004

Various agencies of the U.S. Federal Government	30%	27%	27%
Various agencies of the State of Florida	5%	7%	12%

Concentration of credit risk related to accounts receivable is reflective of the related revenues.

Properties

Our corporate offices are located in Boca Raton, Florida, under a 10-year lease expiring 2013. In addition, we lease office space for our eastern regional office in Palm Beach Gardens, Florida; our central regional office in New Braunfels, Texas; and our western regional office in Carlsbad, California. We also lease office space in Sydney, Australia, through our overseas affiliates, in Sandton, South Africa, and in Theale, England to support our Australian, South African, and UK operations, respectively.

See “Business — Facilities” listing for a list of the correctional, detention and mental health properties we own or lease in connection with our operations.

Legal Proceedings

On May 19, 2006, we, along with Corrections Corporation of America, referred to as CCA, were sued by an individual plaintiff in the Circuit Court of the Second Judicial Circuit for Leon County, Florida (Case No. 2005CA001884). The complaint alleges that, during the period from 1995 to 2004, we and CCA overbilled the State of Florida by an amount of at least $12.7 million by submitting to the State false claims for various items relating to (i) repairs, maintenance and improvements to certain facilities which we operate in Florida, (ii) our staffing patterns in filling vacant security positions at those facilities, and (iii) our alleged failure to meet the conditions of certain waivers granted to us by the State of Florida from the payment of liquidated damages penalties relating to our staffing patterns at those facilities. The portion of the complaint relating to us arises out of our operations at our South Bay and Moore Haven, Florida correctional facilities. The complaint appears to be based largely on the same set of issues raised by a Florida Inspector General’s Evaluation Report released in late June 2005, referred to as the IG Report, which alleged that us and CCA overbilled the State of Florida by over $12 million.

Subsequently, the Florida Department of Management Services, referred to as the DMS, which is responsible for administering our correctional contracts with the State of Florida, conducted a detailed analysis of the allegations raised by the IG Report which included a comprehensive written response to the IG Report which we had prepared and delivered to the DMS. In September 2005, the DMS provided a letter to us stating that, although its review had not yet been fully completed, it did not find any indication of any improper conduct by us. On October 17, 2006, DMS provided a letter to us stating that its review had been completed. We and DMS then agreed to settle this matter for $0.3 million. Although this determination is not dispositive of the recently initiated litigation, we believe it supports our position that we have valid defenses in this matter. We will continue to investigate this matter and intend to defend our rights vigorously. However, given the amounts claimed by the plaintiff and the fact that the nature of the allegations could cause adverse publicity to us, we believe that this matter, if settled unfavorably to us, could have a material adverse effect on our financial condition and results of operations.

On September 15, 2006, a jury in an inmate wrongful death lawsuit in a Texas state court awarded a $47.5 million verdict against us. Recently, the verdict was entered as a judgment against us in the amount of $51.7 million. On December 9, 2006, the trial court denied our post trial motions and we filed a notice of appeal on December 18, 2006. The lawsuit is being administered under an insurance program established by The Wackenhut Corporation, our former parent company, in which we participated until October 2002. Policies secured by us under that program provide $55 million in aggregate annual coverage. As a result, we believe we are fully insured for all damages, costs and expenses associated with the lawsuit and as such we have not taken any reserves in connection with the matter. The lawsuit stems from an inmate death which occurred at our former Willacy County State Jail in Raymondville, Texas, in April 2001, when two inmates at the facility attacked another inmate. Separate investigations conducted internally by us, The Texas Rangers and the Texas Office of the Inspector General, exonerated us and our employees of any culpability with respect to the incident. We believe that the verdict in the lawsuit is contrary to law and unsubstantiated by the evidence. Our insurance carrier has posted a supersedes bond in the amount at approximately $60.0 million to cover the judgment.

We own the 480-bed Michigan Correctional Facility in Baldwin, Michigan, referred to as the Michigan Facility. We operated the Michigan Facility from 1999 until October 2005 pursuant to a management contract with the Michigan Department of Corrections, or the MDOC. Separately, we leased the Michigan Facility, as lessor, to the State, as lessee, under a lease with an initial term of 20 years followed by two five-year options. In September 2005, the Governor of the State of Michigan closed the Michigan Facility and terminated our management contract with the MDOC. In October 2005, the State of Michigan also sought to terminate its lease for the Michigan Facility. We believe that the State did not have the right to unilaterally terminate the Michigan Facility lease. As a result, in November 2005, we filed a lawsuit against the State to enforce our rights under the lease. On February 24, 2006, the Ingham County Circuit Court, the trial court with jurisdiction over the case, granted summary judgment in favor of the State and against us and granted us leave to amend the complaint. We filed an amended complaint and on September 13, 2006, the trial court granted summary judgment on the amended complaint in favor of the State and against us. We have filed a notice of appeal and are proceeding with the appeal. We reviewed the Michigan Facility for impairment in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and recorded an impairment charge in the fourth quarter of 2005 for $20.9 million based on an independent appraisal of fair market value.

In June 2004, we received notice of a third-party claim for property damage incurred during 2002 and 2001 at several detention facilities that our Australian subsidiary formerly operated pursuant to its discontinued operation. The claim relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government’s insurance provider and did not specify the amount of damages being sought. In May 2005, we received additional correspondence indicating that the insurance provider still intends to pursue the claim against our Australian subsidiary. Although the claim is in the initial stages and we are still in the process of fully evaluating its merits, we believe that we have defenses to the allegations underlying the claim and intend to vigorously defend our rights with respect to this matter. While the insurance provider has not quantified its damage claim and the outcome of this matter discussed above cannot be predicted with certainty, based on information known to date, and management’s preliminary review of the claim, we believe that, if settled unfavorably, this matter could have a material adverse effect on our financial condition, results of operations and cash flows. We are uninsured for any damages or costs that it may incur as a result of this claim, including the expenses of defending the claim. We have accrued a reserve related to this claim based on our estimate of the most probable costs that may be incurred based on the facts and circumstances known to date, and the advice of our legal counsel.

The nature of the our business exposes us to various types of claims or litigation, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, indemnification claims by our customers and other third parties, contractual claims and claims for personal injury or other damages resulting from contact with the our facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. Except as otherwise disclosed above, we do not expect the outcome of any pending claims or legal proceedings to have a material adverse effect on our financial condition, results of operations or cash flows.

Available Information

Additional information about us can be found at www.thegeogroupinc.com. We make available on our website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our annual proxy statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such materials to the Securities and Exchange Commission, or the SEC. In addition, the SEC makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including GEO. The SEC’s website is located at http://www.sec.gov. Information provided on our website or on the SEC’s website is not part of this prospectus supplement.

MANAGEMENT

The following table sets forth the names, ages and a brief account of the business experience of each of our directors and certain of our executive officers.

Name	Age	Position
Wayne H. Calabrese	56	Vice Chairman, President and COO
Norman A. Carlson	73	Director
Anne N. Foreman	59	Director
Richard H. Glanton	60	Director
John M. Palms	71	Director
John M. Perzel	57	Director
George C. Zoley	57	Chairman, CEO and Founder
John G. O’Rourke	56	Senior Vice President and Chief Financial Officer
John J. Bulfin	53	Senior Vice President, General Counsel and Secretary
Jorge A. Dominicis	44	Senior Vice President, Residential Treatment Services
John M. Hurley	59	Senior Vice President, North American Operations
Donald H. Keens	63	Senior Vice President, International Services
Thomas M. Wierdsma	56	Senior Vice President, Project Development
David N.T. Watson	41	Vice President, Finance and Treasurer
Brian R. Evans	39	Vice President, Chief Accounting Officer

Wayne H. Calabrese. Mr. Calabrese is our Vice Chairman of the Board, President and Chief Operating Officer. He joined us as Vice President, Business Development in 1989 and has served in a range of increasingly senior positions since then. From 1992 to 1994, Mr. Calabrese was Chief Executive Officer of Australasian Correctional Management, Pty Ltd., a Sydney-based subsidiary of ours. Mr. Calabrese has served as a director since 1998. Prior to joining us, Mr. Calabrese was a partner in the Akron, Ohio law firm of Calabrese, Dobbins and Kepple. He also served as an Assistant City Law Director in Akron; an Assistant County Prosecutor and Chief of the County Bureau of Support for Summit County, Ohio; and Legal Counsel and Director of Development for the Akron Metropolitan Housing Authority. Mr. Calabrese also serves as a Director of numerous subsidiaries and partnerships through which we conduct our global operations.

Norman A. Carlson. Mr. Carlson has served as a director since 1994 and served previously as a Director of The Wackenhut Corporation. Mr. Carlson retired from the Department of Justice in 1987 after serving as the Director of the Federal Bureau of Prisons for 17 years. During his 30-year career, Mr. Carlson worked at the United States Penitentiary, Leavenworth, Kansas, and at the Federal Correctional Institution, Ashland, Kentucky. Mr. Carlson was President of the American Correctional Association from 1978 to 1980, and is a Fellow in the National Academy of Public Administration. From 1987 until 1998, Mr. Carlson was Adjunct Professor in the department of sociology at the University of Minnesota in Minneapolis.

Anne N. Foreman. Ms. Foreman has served as a director since 2002. Since 1999, Ms. Foreman has been a Trustee of the National Gypsum Company Settlement Trust and Director and Treasurer of the Asbestos Claims Management Corporation. Ms. Foreman is also a member of the board of directors of Ultra Electronics Defense, Inc. and Trust Services, Inc. Ms. Foreman served as Under Secretary of the United States Air Force from September 1989 until January 1993. Prior to her appointment as Under Secretary, Ms. Foreman was General Counsel of the Department of the Air Force and a member of the Department’s Intelligence Oversight Board. She practiced law in the Washington office of Bracewell and Patterson and with the British solicitors Boodle Hatfield, Co., in London, England from 1979 to 1985. Ms. Foreman is a former member of the U.S. Foreign Service, and served in Beirut, Lebanon; Tunis, Tunisia; and the U.S. Mission to the U.N. Ms. Foreman was twice awarded the Air Force Medal for Distinguished Civilian Service. Ms. Foreman also served on the Board of The Wackenhut Corporation for nine years.

Richard H. Glanton. Mr. Glanton has served as a director since 1998. Mr. Glanton joined Exelon Corporation, an energy company, as Senior Vice President in May 2003 with leadership responsibilities for corporate development. He has served as a member of the Exelon board of directors since its inception in October 2000 and relinquished his board position when he assumed his role as an officer of the company.

Mr. Glanton served as a Director on the Board of PECO Energy Company, a predecessor company of Exelon, from 1990 to 2000. Prior to joining Exelon in 2003, Mr. Glanton was a Partner in the General Corporate Group of the law firm of Reed, Smith, Shaw and McClay, LLP in Philadelphia, Pennsylvania and was with the firm since 1987. Mr. Glanton is active in public affairs and civic organizations and has a distinguished record of public service. He served from 1979 to 1983 as Deputy Counsel to Richard L. Thornburgh, former Governor of Pennsylvania. Mr. Glanton is a member of the board of directors of Aqua America Corporation and Chairman of its governance committee.

John M. Palms. John M. Palms, Ph.D., is currently a Distinguished University Professor and President Emeritus at the University of South Carolina. Dr. Palms serves on the board of directors of Exelon Corporation, an energy company, and is currently the Chair of Exelon’s Audit and Finance Committee. Dr. Palms served as President at the University of South Carolina from 1991 to 2002 and previously as President at Georgia State University from 1989 to 1991. In addition to a distinguished career in academia, Dr. Palms has served in a number of military and governmental positions and committees. He currently serves as Chairman of the Board of Trustees of the Institute for Defense Analyses. He also served in the United States Air Force with a Regular Commission and on the United States President’s Selection Committee for White House Fellows.

John M. Perzel. The Honorable John M. Perzel was sworn in as Pennsylvania’s Speaker of the House of Representatives on April 15, 2003. Prior to being elected Speaker, Mr. Perzel served four consecutive terms as House Majority Leader, becoming the longest serving House Majority Leader in Pennsylvania history. First elected to the House of Representatives in 1978, Speaker Perzel steadily climbed the ladder of responsibility, authority, and leadership. Before being elected Majority Leader in 1994, he held the offices of Republican Whip, Policy Committee Chairman, and head of the House Republican Campaign Committee. In March 2004, he established the Speaker’s Foundation Fund of the Philadelphia Foundation, a charitable organization created to support education, culture, and economic development across Pennsylvania.

George C. Zoley. George C. Zoley is our Chairman, CEO and Founder and Chairman of GEO Care, Inc., our wholly-owned subsidiary. He served as our Vice Chairman and Chief Executive Officer from January 1997 to May of 2002. Mr. Zoley has served as our Chief Executive Officer since the company went public in 1994. Prior to 1994, Mr. Zoley served as President and Director since our incorporation in 1988. Mr. Zoley has served as a director since 1988. Mr. Zoley founded GEO in 1984 and continues to be a major factor in the development of new business opportunities in the areas of correctional and detention management, health and mental health and other diversified government services. Mr. Zoley also serves as a director of several business subsidiaries through which we conduct our operations worldwide. Mr. Zoley is a member of the Board of Trustees of Florida Atlantic University in Boca Raton, Florida. Mr. Zoley also served as Chair of the FAU Presidential Search Committee and is a member of the FAU Foundation board of directors.

John G. O’Rourke. Mr. O’Rourke has been responsible for our business management since 1991, assuming the position of Chief Financial Officer in 1994. Prior to joining us, Mr. O’Rourke was a career officer in the United States Air Force. In addition to operational flying experience as an instructor pilot in B-52 aircraft, his assignments included senior executive positions in the Pentagon involved in managing several multi-billion dollar national security projects, including the B-2 Stealth Bomber.

John J. Bulfin. As our General Counsel since 2000, Mr. Bulfin has oversight responsibility for all our litigation, investigations and professional responsibility. Mr. Bulfin is a member of the Florida Bar and the American Bar Associations. He has been a trial lawyer since 1978 and is a Florida Bar Board Certified Civil trial lawyer. Prior to joining us in 2000, Mr. Bulfin was a founding partner of the West Palm Beach law firm of Wiederhold, Moses, Bulfin & Rubin.

Jorge A. Dominicis. Mr. Dominicis joined us in May 2004 as Senior Vice President of Residential Treatment Services and President of GEO Care, Inc., our wholly-owned subsidiary. Mr. Dominicis is responsible for the overall management, administrative, and business development activities of the Residential Treatment Services division of GEO and of GEO Care, Inc. Prior to joining us, Mr. Dominicis served for 14 years as Vice President of Corporate Affairs at Florida Crystals Corporation, a sugar company, where he was responsible for all governmental and public affairs activity at the local, state and federal level, as well as for the coordination of corporate community outreach and charitable involvement. Prior to that, Mr. Dominicis served in public and government policy positions.

John M. Hurley. As our Senior Vice President of North American Operations since 2000, Mr. Hurley is responsible for the overall administration and management of our domestic detention and correctional facilities. From 1998 to 2000, Mr. Hurley served as Warden of our South Bay, Florida correctional facility. Prior to joining us in 1998, Mr. Hurley was employed by the Department of Justice, Federal Bureau of Prisons for 26 years. During his tenure, he served as Warden at three different Bureau facilities. He also served as Director of the Bureau’s Staff Training Center in Glynco, Georgia.

Donald H. Keens. As our Senior Vice President of International Services since 2000, Mr. Keens is responsible for management and control of our international marketing, sales and operations. From 1994 when Mr. Keens joined us, to 2000, Mr. Keens held positions with us abroad. Mr. Keens has 40 years of experience in the management of a wide range of criminal justice and security operations, including establishment and day-to-day management of security and correctional companies in the United Kingdom, Australia, New Zealand, the United States, and South Africa. He is also experienced in the operation of multi-million dollar prison service contracts.

Thomas M. Wierdsma.  Mr. Wierdsma joined GEO in January 2007 as Senior Vice President of Project Development. Prior to joining GEO, Mr. Wierdsma served for 25 years with Colorado-based Hensel Phelps Construction Company in a number of increasingly senior positions, most recently serving as Director of Project Planning and Development. Prior to that position, Mr. Wierdsma acquired over ten years of multi-project operations management experience on projects ranging in size from $10 million to $300 million. Mr. Wierdsma earned his Bachelor’s Degree in Civil Engineering from Valparaiso University in Indiana. Mr. Wierdsma earned his Bachelor’s Degree in Civil Engineering from Valparaiso University in Indiana.

David N.T. Watson. Mr. Watson has been our Vice President, Finance since July 1999 and Treasurer since May 2003. He was also Assistant Secretary from 2000 to 2002 and Chief Accounting Officer from 1994 to 2003. From 1989 until joining us, Mr. Watson was with the Miami office of Arthur Andersen, LLP where his most recent position was Manager, Audit and Business Advisory Services Group. Mr. Watson is a member of the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Brian R. Evans. Mr. Evans has been our Vice President of Accounting since October 2002 and Chief Accounting Officer since May 2003. Mr. Evans joined us in October 2000 as Corporate Controller. From 1994 until joining us, Mr. Evans was with the West Palm Beach office of Arthur Andersen, LLP where his most recent position was Manager in the Audit and Business Advisory Services Group. From 1990 to 1994, Mr. Evans served in the U.S. Navy as an officer in the Supply Corps. Mr. Evans is a member of the American Institute of Certified Public Accountants.

PRINCIPAL SHAREHOLDERS

The following table shows beneficial ownership of our common stock as of March 9, 2007 by:

•	each of our directors;

•	certain of our executive officers;

•	all directors and executive officers as a group; and

•	each shareholder that beneficially owns more than 5% of our common stock based solely on a review of SEC filings.

Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares that the holder can vote or transfer and stock options and warrants that are exercisable currently or become exercisable within 60 days. These shares are considered to be outstanding for the purpose of calculating the percentage of outstanding GEO common stock owned by a particular shareholder, but are not considered to be outstanding for the purpose of calculating the percentage ownership of any other person. Percentage of ownership is based on 19,753,084 shares outstanding as of March 9, 2007. Except as otherwise noted, the shareholders named in this table have sole voting and dispositive power for all shares shown as beneficially owned by them.

	Common Stock
	Amount &
	Nature of	Percent of
Beneficial Owner(1)	Beneficial Ownership(2)	Class(3)

DIRECTORS(4)
Wayne H. Calabrese	384,630	1.92%
Norman A. Carlson	25,800	*
Anne N. Foreman	18,600	*
Richard H. Glanton	12,300	*
John M. Palms	3,000	*
John M. Perzel	7,050	*
George C. Zoley	543,738	2.69%

EXECUTIVE OFFICERS(4)
Donald H. Keens	49,112	*
John G. O’Rourke	143,783	*
John J. Bulfin	111,823	*
John M. Hurley	67,929	*

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP(5)	1,421,976	6.79%

OTHER
Wells Fargo & Company(6)	2,249,379	11.39%
Delaware Management Holdings(7)	1,226,941	6.21%
Artisan Partners Limited Partnership(8)	1,109,800	5.62%

*	Beneficially owns less than 1% of our common stock

(1)	Unless stated otherwise, the address of the beneficial owners is One Park Place, Suite 700, 621 NW 53rd Street, Boca Raton, Florida 33487.

(2)	Information concerning beneficial ownership was furnished by the persons named in the table or derived from documents filed with the Securities and Exchange Commission, which we refer to as the SEC. Unless stated otherwise, each person named in the table has sole voting and investment power with respect to the shares beneficially owned.

(3)	As of March 9, 2007, GEO had 19,753,084 shares of common stock outstanding.

(4)	The number of shares of common stock underlying stock options held by directors, nominees and the Named Executive Officers that are immediately exercisable, or exercisable within 60 days of March 9, 2007, are as follows: Mr. Calabrese — 309,473; Mr. Carlson — 21,300; Ms. Foreman — 15,300; Mr. Glanton — 9,300; Mr. Perzel — 4,050; Mr. Zoley — 465,255; Mr. Keens — 39,626; Mr. O’Rourke — 132,338; Mr. Bulfin — 102,337; Mr. Hurley — 58,443.

(5)	Includes 1,192,022 shares of common stock underlying stock options held by the directors, nominees and executive officers that are immediately exercisable or exercisable within 60 days of March 9, 2007.

(6)	The principal business address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, California 94104. On February 9, 2007, Wells Fargo & Company informed GEO that, as of December 31, 2006, Wells Fargo & Company beneficially owned 2,249,379 shares with sole voting power over 2,229,645 such shares and sole dispositive power over 2,023,850 such shares.

(7)	The principal business address of Delaware Management Holdings is 2005 Market Street, Philadelphia, Pennsylvania 19103. On February 7, 2007, Delaware Management Holdings informed GEO that, as of December 31, 2006, Delaware Management Holdings beneficially owned 1,226,941 shares with sole voting power over 1,216,671 such shares and sole dispositive power over all such shares.

(8)	The principal business address of Artisan Partners Limited Partnership is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202. On January 26, 2007, Artisan Partners Limited Partnership informed GEO that, as of December 31, 2006, Artisan Partners Limited Partnership beneficially owned 1,109,800 shares with sole voting and dispositive power over zero such shares.

UNDERWRITING

Lehman Brothers Inc. and Banc of America Securities LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Banc of America Securities LLC
First Analysis Securities Corporation
Avondale Partners, LLC
BNP Paribas Securities Corp.
Comerica Securities, Inc.
HSBC Securities (USA) Inc.
Jesup & Lamont Securities Corp.
Fortis Securities LLC
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise

Per share
Total

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the commencement of the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $2.0 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement and the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 712,500 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 4,750,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers have agreed that, other than with respect to the options purchased by the Company from certain of its executive officers and employees as described in “Use of Proceeds”, without the prior written consent of Lehman Brothers Inc. and Banc of America Securities LLC, we will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) (other than the sale by directors, executive officers and employees of up to an aggregate of 55,510 shares of stock (including restricted stock) at any time, in accordance with federal securities laws), and provided that such number of shares shall be adjusted upward or downward, as appropriate, for any recapitalization, reclassification, reorganization, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock of the Company in accordance with Section 5(f) of the Company’s 2006 Stock Incentive Plan, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement.

Lehman Brothers Inc. and Banc of America Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Banc of America Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus and prospectus supplement in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus and prospectus supplement in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus, prospectus supplement or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the common stock described in this prospectus and prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus and prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus and prospectus supplement. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

United Kingdom

This prospectus and prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and prospectus supplement and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

France

Neither this prospectus, prospectus supplement nor any other offering material relating to the common stock described in this prospectus and prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus, prospectus supplement nor any other offering material relating to the common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2«pi,15,315 »-or 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

Certain legal matters relating to the shares of common stock being offered hereby will be passed upon for us by Akerman Senterfitt, Miami, Florida. Simpson Thacher & Bartlett LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

The consolidated financial statements of The GEO Group, Inc. appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, including the schedule appearing therein, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 included in our Annual Report on Form 10-K, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of The GEO Group, Inc. as of January 1, 2006 and for each of the two years ended January 1, 2006 appearing in The GEO Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006, including the schedule for the two years in the period ended January 1, 2006 appearing therein, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CentraCore Properties Trust, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in the Form 8-K/A of The GEO Group, Inc., filed with the Securities and Exchange Commission on February 26, 2007, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to incorporate by reference information into this prospectus supplement. By incorporating by reference, we can disclose important information to you by referring to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except as described in the following sentence. Any statement in this prospectus supplement or the accompanying prospectus or in any document that is incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement or any document that we subsequently file or have filed with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus supplement, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

We are incorporating by reference the following documents that we have filed with the SEC and our future filings with the SEC (other than information furnished under Item 2.02 or 7.01 in current reports on Form 8-K) under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 2, 2007;

•	our current reports on Form 8-K, filed with the SEC on January 30, 2007, February 6, 2007 and February 20, 2007;

•	our current report on Form 8-K/A, filed with the SEC on February 26, 2007;

•	our registration statement on Form 8-A filed with the SEC on June 27, 1994;

•	our registration statement on Form 8-A/A, filed with the SEC on October 30, 2003;

•	our registration statement on Form 8-A, filed with the SEC on October 30, 2003; and

•	all subsequent documents filed by us after the date of this prospectus and prior to the termination of this offering under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, or as otherwise permitted by the SEC’s rules and regulations.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus and prior to the termination of this offering supplement is delivered a copy of any of the documents that we have incorporated by reference into this prospectus supplement, other than exhibits unless the exhibits are specifically incorporated by reference in those documents. To receive a copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits unless they are specifically incorporated by reference in those documents, call or write to The GEO Group, Inc., 621 NW 53rd Street, Suite 700, Boca Raton, Florida 33487, Attention: Investor Relations, telephone: (561) 893-0101. The information relating to us contained in this prospectus supplement and the accompanying prospectus is not complete and should be read together with the information contained in the documents incorporated and deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus.

FINANCIAL STATEMENTS OF THE GEO GROUP, INC. AND SUBSIDIARIES

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, JANUARY 1, 2006 AND JANUARY 2, 2005

Management’s Responsibility for Financial Statements	S-80
Management’s Annual Report on Internal Control over Financial Reporting	S-81
Reports of Independent Registered Certified Public Accountants	S-82
Consolidated Statements of Income for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005	S-85
Consolidated Balance Sheets as of December 31, 2006 and January 1, 2006	S-86
Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005	S-87
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005	S-88
Notes to Consolidated Financial Statements	S-89

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006	S-129
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2006	S-131
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the fiscal year ended January 1, 2006	S-132

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of
The GEO Group, Inc.:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

Representation in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management’s responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that our assets are controlled and safeguarded, that transactions are executed in accordance with management’s authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Grant Thornton LLP, independent registered public accountants, whose appointment by our Audit Committee was ratified by our shareholders. Their report expresses a professional opinion as to whether management’s consolidated financial statements considered in their entirety present fairly, in conformity with accounting principles generally accepted in the United States, the Company’s financial position and results of operations. Their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board. As part of this audit, Grant Thornton LLP considered the Company’s system of internal controls to the degree they deemed necessary to determine the nature, timing, and extent of their audit tests which support their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent registered public accountants and our internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent registered certified public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.

George C. Zoley
Chairman, Chief Executive Officer and Founder

Wayne H. Calabrese
Vice Chairman, President
and Chief Operating Officer

John G. O’Rourke
Senior Vice President of Finance
and Chief Financial Officer

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework.

The Company evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, its internal control over financial reporting as of December 31, 2006, based on the COSO Internal Control — Integrated Framework. Based on this evaluation, the Company’s management concluded that as of December 31, 2006, its internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears on page 61.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of The GEO Group, Inc.

We have audited the accompanying consolidated balance sheet of The GEO Group, Inc. (a Florida corporation) and Subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The GEO Group, Inc. and subsidiaries as of December 31, 2006, and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1 to the consolidated financial statements, effective January 2, 2006, the Company changed its method of accounting for share-based compensation to adopt Statement of Financial Accounting Standards No. 123R, Share-Based Payment. As described in Notes 1 and 16, to the consolidated financial statements, the Company recognized the funded status of its benefit plans in accordance with the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132R, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The GEO Group, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2007 expressed an unqualified opinion thereon.

/s/  Grant Thornton LLP

Miami, FL
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of The GEO Group, Inc.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that The GEO Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The GEO Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that The GEO Group, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, The GEO Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The GEO Group, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2006 and our report dated February 27, 2007 expressed an unqualified opinion on those financial statements.

/s/  Grant Thornton LLP

Miami, FL
February 27, 2007

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders of The GEO Group, Inc.

We have audited the accompanying consolidated balance sheet of The GEO Group, Inc. as of January 1, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended January 1, 2006. Our audits also included the financial statement schedule for each of the two years in the period ended January 1, 2006 listed in the index at item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The GEO Group, Inc. at January 1, 2006 and the consolidated results of its operations and its cash flows for each of the two years in the period ended January 1, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein for each of the two years in the period ended January 1, 2006.

/s/ Ernst & Young LLP

West Palm Beach, Florida
March 14, 2006

THE GEO GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME
Fiscal Years Ended December 31, 2006, January 1, 2006, and January 2, 2005

	2006	2005	2004
	(In thousands, except per share data)

Revenues	$860,882	$612,900	$593,994
Operating Expenses	718,178	540,128	495,226
Depreciation and Amortization	22,235	15,876	13,898
General and Administrative Expenses	56,268	48,958	45,879

Operating Income	64,201	7,938	38,991
Interest Income	10,687	9,154	9,568
Interest Expense	(28,231)	(23,016)	(22,138)
Write-off of Deferred Financing Fees from Extinguishment of Debt	(1,295)	(1,360)	(317)

Income (loss) Before Income Taxes, Minority Interest, Equity in Earnings of Affiliates, and Discontinued Operations	45,362	(7,284)	26,104
Provision (benefit) for Income Taxes	16,505	(11,826)	8,231
Minority Interest	(125)	(742)	(710)
Equity in Earnings of Affiliates, (net of income tax provision (benefit) of $56, $(2,016), and $0)	1,576	2,079	—

Income from Continuing Operations	30,308	5,879	17,163
Income (loss) from discontinued operations, (net of tax (benefit) provision of $(151), $895, and $(181))	(277)	1,127	(348)

Net Income	$30,031	$7,006	$16,815

Weighted Average Common Shares Outstanding:
Basic	17,221	14,370	14,076

Diluted	17,872	15,015	14,607

Earnings (loss) per Common Share:
Basic:
Income from continuing operations	$1.76	$0.41	$1.22
Income (loss) from discontinued operations	(0.02)	0.08	(0.03)

Net income per share — basic	$1.74	$0.49	$1.19

Diluted:
Income from continuing operations	$1.70	$0.39	$1.17
Income (loss) from discontinued operations	(0.02)	0.08	(0.02)

Net income per share — diluted	$1.68	$0.47	$1.15

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and January 1, 2006

	2006	2005
	(In thousands, except share data)

ASSETS
Current Assets
Cash and cash equivalents	$111,520	$57,094
Restricted cash	13,953	8,882
Accounts receivable, less allowance for doubtful accounts of $926 and $224	162,867	127,612
Deferred income tax asset	19,492	19,755
Other current assets	14,922	15,826
Current assets of discontinued operations	—	123

Total current assets	322,754	229,292

Restricted Cash	19,698	17,484
Property and Equipment, Net	287,374	282,236
Assets Held for Sale	1,610	5,000
Direct Finance Lease Receivable	39,271	38,492
Deferred Income Tax Assets	4,941	—
Goodwill and Other Intangible Assets, Net	41,554	52,127
Other Non Current Assets	26,251	14,880

	$743,453	$639,511

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$48,890	$27,762
Accrued payroll and related taxes	31,320	26,985
Accrued expenses	77,675	70,177
Current portion of deferred revenue	1,830	1,894
Current portion of capital lease obligations, long-term debt and non-recourse debt	12,685	8,441
Current liabilities of discontinued operations	1,303	1,260

Total current liabilities	173,703	136,519

Deferred Revenue	1,755	3,267
Deferred Tax Liability	—	2,085
Minority Interest	1,297	1,840
Other Non Current Liabilities	24,816	19,601
Capital Lease Obligations	16,621	17,072
Long-Term Debt	144,971	219,254
Non-Recourse Debt	131,680	131,279
Commitments and Contingencies
Shareholders’ Equity
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value, 45,000,000 shares authorized, 33,248,584 and 32,536,715 issued and 19,748,584 and 14,536,715 outstanding	197	145
Additional paid-in capital	143,233	70,736
Retained earnings	201,697	171,666
Accumulated other comprehensive income (loss)	2,393	(2,073)
Treasury stock 13,500,000 and 18,000,000 shares	(98,910)	(131,880)

Total shareholders’ equity	248,610	108,594

	$743,453	$639,511

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended December 31, 2006, January 1, 2006, and January 2, 2005

	2006	2005	2004
		(In thousands)
Cash Flow from Operating Activities:
Income from continuing operations	$30,308	$5,879	$17,163
Adjustments to reconcile income from continuing operations to net cash provided by operating activities
Impairment charge	—	20,859	—
Idle facility charge	—	4,255	3,000
Amortization of unearned compensation	966	—	—
Stock-based compensation expense	374	—	—
Depreciation and amortization expenses	22,235	15,876	13,898
Amortization of debt issuance costs	1,089	449	303
Deferred tax liability (benefit)	(5,080)	(10,614)	3,433
Provision for doubtful accounts	762	—	229
Major maintenance reserve	193	290	465
Equity in earnings (losses) of affiliates, net of tax	(1,576)	(2,079)	—
Minority interests in earnings (losses) of consolidated entity	125	742	710
Dividend to minority interest	(757)	—	—
Other non-cash charges	—	—	141
Income tax benefit of equity compensation	(2,793)	731	773
Write-off of deferred financing fees from extinguishment of debt	1,295	1,360	317
Changes in assets and liabilities, net of acquisition
Accounts receivable	(35,733)	(7,238)	(6,688)
Other current assets	36	(3,235)	(1,283)
Other assets	(366)	(564)	1,442
Accounts payable and accrued expenses	30,688	4,918	(12,558)
Accrued payroll and related taxes	3,797	(996)	6,699
Deferred revenue	(1,576)	(1,003)	(1,844)
Other liabilities	1,799	1,763	5,282

Net cash provided by operating activities of continuing operations	45,786	31,393	31,482
Net cash provided by operating activities of discontinued operations	166	3,420	14,024

Net cash provided by operating activities	45,952	34,813	45,506

Cash Flow from Investing Activities:
Acquisitions, net of cash acquired	(2,578)	(79,290)	—
YSI purchase price adjustment	15,080	—	—
Proceeds from sale of assets	20,246	707	315
Proceeds from sales of short-term investments	—	39,000	56,835
Purchases of short-term investments	—	(29,000)	(56,835)
Change in restricted cash	(7,285)	(4,406)	52,000
Insurance proceeds related to hurricane demage	781	—	—
Capital expenditures	(43,165)	(31,465)	(10,235)

Net cash provided by (used in) investing activities of continuing operations	(16,921)	(104,454)	42,080

Net cash provided by investing activities of discontinued operations	—	11,500	—

Net cash provided by (used in) investing activities	(16,921)	(92,954)	42,080
Cash Flow from Financing Activities:
Proceeds from equity offering, net	99,936	—	—
Proceeds from long-term debt	111	75,000	10,000
Income tax benefit of equity compensation	2,793	—	—
Repurchase of stock options from employees and directors	(3,955)	—	—
Payments on long-term debt	(82,627)	(53,398)	(58,704)
Proceeds from the exercise of stock options	5,405	2,999	1,589

Net cash provided by (used in) financing activities	21,663	24,601	(47,115)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,732	(1,371)	1,575

Net Increase (Decrease) in Cash and Cash Equivalents	54,426	(34,911)	42,046
Cash and Cash Equivalents, beginning of period	57,094	92,005	49,959

Cash and Cash Equivalents, end of period	$111,520	$57,094	$92,005

Supplemental Disclosures:
Cash paid (received) during the year for:
Income taxes	$(853)	$(636)	$8,906

Interest	$25,740	$21,181	$20,158

Non-cash investing and financing activities:
Fair value of assets acquired, net of cash acquired	$2,578	$223,934	$—
Total liabilities assumed	—	144,644	—

	$—	$79,290	$—

Sale of assets in exchange for note receivable	$—	2,000	—

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
Fiscal Years Ended December 31, 2006, January 1, 2006, and January 2, 2005

					Accumulated
	Common Stock		Additional		Other	Treasury Stock		Total
	Number		Paid-In	Retained	Comprehensive	Number		Shareholders’
	of Shares	Amount	Capital	Earnings	Income (Loss)	of Shares	Amount	Equity
				(In thousands)

Balance, December 28, 2003	14,000	$140	$64,558	$147,845	$(3,338)	(18,000)	$(131,880)	$77,325
Proceeds from stock options exercised	261	3	1,588	—	—	—	—	1,591
Tax benefit related to employee stock options	—	—	773	—	—	—	—	773
Acceleration of vesting on employee stock options	—	—	38	—	—	—	—	38
Comprehensive income:
Net income	—	—	—	16,815	—	—	—	—
Change in foreign currency translation, net of income tax expense of $384	—	—	—	—	600	—	—	—
Minimum pension liability adjustment, net of income tax expense of $480	—	—	—	—	661	—	—	—
Unrealized gain on derivative instruments, net of income tax expense of $815	—	—	—	—	1,936	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	20,012

Balance, January 2, 2005	14,261	143	66,957	164,660	(141)	(18,000)	(131,880)	99,739
Proceeds from stock options exercised	276	2	2,997	—	—	—	—	2,999
Tax benefit related to employee stock options	—	—	731	—	—	—	—	731
Acceleration of vesting on employee stock options	—	—	51	—	—	—	—	51
Comprehensive income:
Net income	—	—	—	7,006	—	—	—	—
Change in foreign currency translation, net of income tax benefit of $2,158	—	—	—	—	(3,375)	—	—	—
Minimum pension liability adjustment, net of income tax expense of $8	—	—	—	—	12	—	—	—
Unrealized gain on derivative instruments, net of income tax expense of $625	—	—	—	—	1,431	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	5,074

Balance, January 1, 2006	14,537	145	70,736	171,666	(2,073)	(18,000)	(131,880)	108,594
Proceeds from stock options exercised	487	5	5,400	—	—	—	—	5,405
Tax benefit related to employee stock options	—	—	2,793	—	—	—	—	2,793
Stock based compensation expense	—	—	374	—	—	—	—	374
Restricted stock granted	225	2	(2)	—	—	—	—	—
Amortization of restricted stock	—	—	966	—	—	—	—	966
Issuance of treasury stock in conjunction with offering	4,500	45	66,921	—	—	4,500	32,970	99,936
Buyout of stock options	—	—	(3,955)	—	—	—	—	(3,955)
Comprehensive income:
Net income	—	—	—	30,031	—	—	—	—
Change in foreign currency translation, net of income tax expense of $2,356	—	—	—	—	3,846	—	—	—
Minimum pension liability adjustment, net of income tax benefit of $1,259	—	—	—	—	(1,933)	—	—	—
Unrealized gain on derivative instruments, net of income tax expense of $1,121	—	—	—	—	2,553	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	34,497

Balance, December 31, 2006	19,749	$197	$143,233	$201,697	$2,393	(13,500)	$(98,910)	$248,610

The accompanying notes are an integral part of these consolidated financial statements.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years Ended December 31, 2006, January 1, 2006, and January 2, 2005

1.	Summary of Business Operations and Significant Accounting Policies

The GEO Group, Inc., a Florida corporation, and subsidiaries (the “Company”) is a leading developer and manager of privatized correctional, detention and mental health residential treatment services facilities located in the United States, Australia, South Africa, the United Kingdom and Canada. Until July 9, 2003, the Company was a majority owned subsidiary of The Wackenhut Corporation, (“TWC”). TWC previously owned 12 million shares of the Company’s common stock.

On January 24, 2007, the Company completed its previously announced acquisition of CentraCore Properties Trust (“CPT”), a Maryland real estate investment trust, pursuant to an Agreement and Plan of Merger, dated as of September 19, 2006 (the “Merger Agreement”), by and among the Company, GEO Acquisition II, Inc., a direct wholly-owned subsidiary of the Company (“Merger Sub”) and CPT. Under the terms of the Merger Agreement, CPT merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving corporation of the Merger.

As a result of the Merger, each share of common stock of CPT (collectively, the “Shares”) was converted into the right to receive $32.5826 in cash, inclusive of a pro-rated dividend for all quarters or partial quarters for which CPT’s dividend had not yet been paid as of the closing date. In addition, each outstanding option to purchase CPT common stock (collectively, the “Options”) having an exercise price less than $32.00 per share was converted into the right to receive the difference between $32.00 per share and the exercise price per share of the option, multiplied by the total number of shares of CPT common stock subject to the option. The Company paid an aggregate purchase price of approximately $427.6 million for the acquisition of CPT, inclusive of the payment of approximately $367.6 million in exchange for the Shares and the Options, the repayment of approximately $40.0 million in CPT debt and the payment of approximately $20.0 million in transaction related fees and expenses. The Company financed the acquisition through the use of $365.0 million in new borrowings under a new Term Loan B and approximately $62.6 million in cash on hand. As a result of the Acquisition, the Company will no longer have ongoing lease expense related to the properties the Company previously leased from CPT. However, the Company will have increased depreciation expense reflecting its ownership of the properties and higher interest expense as a result of borrowings used to fund the acquisition.

On June 12, 2006, the Company sold in a follow-on public offering 3,000,000 shares of its common stock at a price of $35.46 per share (4,500,000 shares of its common stock at a price of $23.64 reflecting the 3 for 2 stock split). All shares were issued from treasury. The aggregate net proceeds (after deducting underwriter’s discounts and expenses) was approximately $100 million. On June 13, 2006, the Company utilized approximately $74.6 million of the proceeds to repay all outstanding debt under the term loan portion of the Company’s Senior Credit Facility. In addition, on August 11, 2006, the Company used $4.0 million of the proceeds of the offering to purchase from certain directors, executive officers and employees stock options that were currently outstanding and exercisable, and which were due to expire within the next three years. The balance of the net proceeds was used for general corporate purposes including working capital, capital expenditures and the acquisition of CPT.

On August 10, 2006, the Board of Directors declared a 3-for-2 stock split of the Company’s common stock. The stock split took effect on October 2, 2006 with respect to stockholders of record on September 15, 2006. Following the stock split, the shares outstanding increased from 13.0 million to 19.5 million. All share and per share data has been adjusted to reflect the stock split.

On November 4, 2005, the Company completed the acquisition of Correctional Services Corporation (CSC), a Florida-based provider of privatized jail, community corrections and alternative sentencing services. Under the terms of the merger, the Company acquired for cash, 100% of the 10.2 million outstanding shares of CSC common stock for $6.00 per share or approximately $62.1 million. As a result of the merger, the

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company became responsible for supervising the operation of the sixteen adult correctional and detention facilities, totaling 8,037 beds, formerly run by CSC. Immediately following the purchase of CSC, the Company sold Youth Services International, Inc., the former juvenile services division of CSC, for $3.75 million, $1.75 million of which was paid in cash and the remaining $2.0 million of which was paid in the form of a promissory note accruing interest at a rate of 6% per annum. Principal and interest are due quarterly. The annual maturities are $0.7 million in 2007, and $0.7 million in 2008.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies of the Company are described below.

Fiscal Year

The Company’s fiscal year ends on the Sunday closest to the calendar year end. Fiscal years 2006 and 2005 each included 52 weeks. Fiscal year 2004 included 53 weeks. The Company reports the results of its South African equity affiliate, South African Custodial Services Pty. Limited, (“SACS”), and its consolidated South African entity, South African Custodial Management Pty. Limited (“SACM”) on a calendar year end, due to the availability of information.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. Investments in 50% owned affiliates, which the Company does not control, are accounted for under the equity method of accounting. Intercompany transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s significant estimates include reserves for self-insured retention related to general liability insurance, workers’ compensation insurance, auto liability insurance, employer group health insurance, percentage of completion and estimated cost to complete, allowance for doubtful accounts and accrued vacation. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short maturity of these items. The carrying value of the Company’s long-term debt related to its Senior Credit Facility (See Note 10) and non-recourse debt approximates fair value based on the variable interest rates on the debt. For the Company’s 8 1/4% Senior Unsecured Notes, the stated value and fair value based on quoted market rates was $150.0 million and $153.8 million, respectively, at December 31, 2006. For the Company’s non-recourse debt related to the South Texas Detention Complex and Northwest Detention Center, the stated value and fair value based on quoted market rates was $97.3 million and $93.2 million, respectively, at December 31, 2006.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include all interest-bearing deposits or investments with original maturities of three months or less.

Accounts Receivable

The Company extends credit to the governmental agencies it contracts with and other parties in the normal course of business as a result of billing and receiving payment for services thirty to sixty days in arrears. Further, the Company regularly reviews outstanding receivables, and provides estimated losses through an allowance for doubtful accounts. In evaluating the level of established loss reserves, the Company makes judgments regarding its customers’ ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. The Company also performs ongoing credit evaluations of customers’ financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses traditionally have been within its expectations.

Inventories

Food and supplies inventories are carried at the lower of cost or market, on a first-in first-out basis and are included in “other current assets” in the accompanying consolidated balance sheets. Uniform inventories are carried at amortized cost and are amortized over a period of eighteen months. The current portion of unamortized uniforms is included in “other current assets” and the long-term portion is included in “other non current assets” in the accompanying consolidated balance sheets.

Restricted Cash

The Company had $14.0 million in current restricted cash and cash equivalents and $19.7 million in long-term restricted cash equivalents at December 31, 2006. The balances in those accounts are attributable primarily to amounts held in escrow or in trust in connection with the 1,020-bed South Texas Detention Complex in Frio County, Texas and the 890-bed Northwest Detention Center in Tacoma, Washington.

Additionally, the Company’s wholly owned Australian subsidiary financed a facility’s development and subsequent expansion in 2003 with long-term debt obligations, which are non-recourse to the Company. As a condition of the loan, the Company is required to maintain a restricted cash balance of AUD 5.0 million, approximately $3.9 million at December 31, 2006. The term of the non-recourse debt is through 2017.

Costs of Acquisition Opportunities

Internal costs associated with a business combination are expensed as incurred. Direct and incremental costs related to successful negotiations where the Company is the acquiring company are capitalized as part of the cost of the acquisition. As of December 31, 2006 the Company had $1.1 million of capitalized costs. Costs associated with unsuccessful negotiations are expensed when it is probable that the acquisition will not occur. During 2004, the Company wrote off approximately $1.3 million of costs.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 40 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lease. The Company performs ongoing evaluations of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with the construction of correctional and detention facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. Approximately $0.2 million of interest cost was capitalized in 2006 related to the expansion of an existing facility. No interest cost was capitalized in 2005 and 2004.

Assets Held Under Capital Leases

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is recognized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the related lease and is included in depreciation expense.

Long-Lived Assets

The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Management has reviewed the Company’s long-lived assets and determined that there are no events requiring impairment loss recognition. In 2005, the Company recorded a charge of $20.9 million related to the Michigan Facility. See Note 12. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets. The book value of the Michigan Facility at December 31, 2006 is $12.6 million.

Goodwill and Other Intangible Assets

The Company’s goodwill at December 31, 2006 consisted of $24.0 million related to the November 4, 2005 acquisition of CSC (See Note 2: Acquisition), $2.5 million related to the October 12, 2006 acquisition of RSI and $0.6 million related to its Australian subsidiary and at January 1, 2006 consisted of $35.3 million related to the November 4, 2005 acquisition of CSC and $0.6 million associated with its Australian subsidiary. Goodwill related to CSC is included in the U.S. corrections segment and goodwill related to RSI and Australia is included in the International Services segment. With the adoption of Financial Accounting Standard (“FAS”) No. 142, the Company’s goodwill is no longer amortized, but is subject to an annual impairment test. There was no impairment of goodwill as a result of the annual impairment test completed during the fourth quarter of 2006 and 2005 related to goodwill associated with CSC or the Company’s Australian subsidiary. The annual impairment test for the goodwill related to the acquisition of RSI will be on the first day of the fourth quarter of 2007.

Acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the Company’s intent to do so. The Company’s intangible assets were recorded in connection with the acquisition of CSC and have finite lives ranging from 4-17 years and are amortized using a straight-line method. The Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicate that the carrying amount of such assets may not be fully recoverable. See Note 8.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation FIN No. 46, “Consolidation of Variable Interest Entities,” which addressed consolidation by a business of variable interest entities in which it is the primary beneficiary. In December 2003, the FASB issued FIN No. 46R which replaced FIN No. 46. The Company’s 50% owned South African joint venture in South African Custodial Services Pty. Limited, which the Company refers to as SACS, is a variable interest entity. The Company determined that it is not the primary beneficiary of SACS and as a result it is not required to consolidate SACS under FIN 46R. The Company accounts for SACS as an equity affiliate. SACS was established in 2001, to design, finance and build the Kutama Sinthumule Correctional Center. Subsequently, SACS was awarded a 25 year contract to design, construct, manage and finance a facility in Louis Trichardt, South Africa. SACS, based on the terms of the contract with the government, was able to obtain long-term financing to build the prison. The financing is fully guaranteed by the government, except in the event of default, for which it provides an 80% guarantee. Separately, SACS entered into a long-term operating contract with South African Custodial Management (Pty) Limited (“SACM”) to provide security and other management services and with SACS’ joint venture partner to provide purchasing, programs and maintenance services upon completion of the construction phase, which concluded in February 2002. The Company’s maximum exposure for loss under this contract is $15.6 million, which represents the Company’s initial investment and the guarantees discussed in Note 10.

In February 2004, CSC was awarded a contract by the Department of Homeland Security, U.S. Immigration and Customs Enforcement (“ICE”) to develop and operate a 1,020 bed detention center in Frio County Texas. South Texas Local Development Corporation (“STLDC”) was created and issued $49.5 million in taxable revenue bonds to finance the construction of the detention complex. Additionally, CSC provided a $5 million subordinated note to STLDC for initial development. The Company determined that it is the primary beneficiary of STLDC and consolidates the entity as a result. STLDC is the owner of the complex and entered into a development agreement with CSC to oversee the development of the complex. In addition, STLDC entered into an operating agreement providing CSC the sole and exclusive right to operate and manage the complex. The operating agreement and bond indenture require the revenue from CSC’s contract with ICE be used to fund the periodic debt service requirements as they become due. The net revenues, if any, after various expenses such as trustee fees, property taxes and insurance premiums are distributed to CSC to cover CSC’s operating expenses and management fee. CSC is responsible for the entire operations of the facility including all operating expenses and is required to pay all operating expenses whether or not there are sufficient revenues. STLDC has no liabilities resulting from its ownership. The bonds have a ten year term and are non-recourse to CSC and STLDC. The bonds are fully insured and the sole source of payment for the bonds is the operating revenues of the complex.

Deferred Revenue

Deferred revenue primarily represents the unamortized net gain on the development of properties and on the sale and leaseback of properties by the Company. The Company leases these properties back from CPT under operating leases. Deferred revenue is being amortized over the lives of the leases and is recognized in income as a reduction of rental expenses.

Revenue Recognition

In accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104, “Revenue Recognition”, and related interpretations, facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because the Company considers costs incurred to date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which the Company determines that such losses and changes are probable. Typically, the Company enters into fixed price contracts and does not perform additional work unless approved change orders are in place. Costs attributable to unapproved change orders are expensed in the period in which the costs are incurred if the Company believes that it is not probable that the costs will be recovered through a change in the contract price. If the Company believes that it is probable that the costs will be recovered through a change in contract price, costs related to unapproved change orders are expensed in the period in which they are incurred, and contract revenue is recognized to the extent of the costs incurred. Revenue in excess of the costs attributable to unapproved change orders is not recognized until the change order is approved. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined.

Income Taxes

The Company accounts for income taxes in accordance with FAS No. 109, “Accounting for Income Taxes.” (“FAS 109”) Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of FAS 109.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. On October 1, 2006 the Company initiated a 3-for-2 stock split. All earnings per share amounts and common shares amounts have been restated to reflect the stock split. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator includes dilutive common share equivalents such as share options and restricted shares.

Direct Finance Leases

The Company accounts for the portion of its contracts with certain governmental agencies that represent capitalized lease payments on buildings and equipment as investments in direct finance leases. Accordingly, the minimum lease payments to be received over the term of the leases less unearned income are capitalized as the Company’s investments in the leases. Unearned income is recognized as income over the term of the leases using the interest method.

  Reserves for Insurance Losses

Claims for which the Company is insured arising from its U.S. operations that have an occurrence date of October 1, 2002 or earlier are handled by TWC and are commercially insured up to an aggregate limit of between $25.0 million and $50.0 million, depending on the nature of the claim and the applicable policy terms and conditions. With respect to claims for which the Company is insured arising after October 1, 2002, the Company maintains a general liability policy for all U.S. corrections operations with $52.0 million per occurrence and in the aggregate. On October 1, 2004, the Company increased its deductible on this general liability policy from $1.0 million to $3.0 million for each claim that occurs after October 1, 2004. GEO Care,

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inc. is separately insured for general and professional liability. Coverage is maintained with limits of $10.0 million per occurrence and in the aggregate subject to a $3.0 million self-insured retention. The Company also maintains insurance to cover property and casualty risks, workers’ compensation, medical malpractice, environmental liability and automobile liability. The Company’s Australian subsidiary is required to carry tail insurance on a general liability policy providing an extended reporting period through 2011 related to a discontinued contract. The Company also carries various types of insurance with respect to its operations in South Africa, the United Kingdom and Australia. There can be no assurance that the Company’s insurance coverage will be adequate to cover all claims to which the Company may be exposed.

Since the Company’s insurance policies generally have high deductible amounts (including a $3.0 million per claim deductible under the general liability and auto liability policies and a $2.0 million per claim deductible under the workers’ compensation policy), losses are recorded as reported and a provision is made to cover losses incurred but not reported. Loss reserves are undiscounted and are computed based on independent actuarial studies. The Company’s management uses judgments in assessing loss estimates based on actuarial studies, which include actual claim amounts and loss development based on both the Company’s own historical experience and industry experience. If actual losses related to insurance claims significantly differ from the estimates, the Company’s financial condition and results of operations could be materially impacted.

Certain of the Company’s facilities located in Florida and determined by insurers to be in high-risk hurricane areas carry substantial windstorm deductibles of up to $3.0 million. Since hurricanes are considered unpredictable future events, no reserves have been established to pre-fund for potential windstorm damage. Limited commercial availability of certain types of insurance relating to windstorm exposure in coastal areas and earthquake exposure mainly in California may prevent the Company from insuring all facilities to full replacement value.

  Debt Issuance Costs

Debt issuance costs totaling $4.8 million and $7.0 million at December 31, 2006, and January 1, 2006, respectively, are included in other non current assets in the consolidated balance sheets and are amortized to interest expense using the effective interest method, over the term of the related debt.

  Comprehensive Income

The Company’s comprehensive income is comprised of net income, foreign currency translation adjustments, unrealized gain (loss) on derivative instruments, and minimum pension liability adjustments in the Consolidated Statements of Shareholders’ Equity and Comprehensive Income.

  Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable, short-term investments, direct finance lease receivable, long-term debt and financial instruments used in hedging activities. The Company’s cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. As of December 31, 2006, and January 1, 2006, the Company had no significant concentrations of credit risk except as disclosed in Note 16.

  Foreign Currency Translation

The Company’s foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders’ equity is translated at historical rates. Income statement items are translated at the average

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange rates for the year. The impact of foreign currency fluctuation is included in shareholders’ equity as a component of accumulated other comprehensive income (loss) and totaled $2.2 million at December 31, 2006 and $(0.9) million as of January 1, 2006.

  Financial Instruments

In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its related interpretations and amendments, the Company records derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. For derivatives that are designed as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings. Total accumulated other comprehensive income (loss) related to these cash flow hedges was $2.2 million and $(0.3) million as of December 31, 2006 and January 1, 2006, respectively. For derivative instruments that are designated as and qualify as effective fair value hedges, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk is recognized in current earnings as interest income (expense) during the period of the change in fair values.

The Company formally documents all relationships between hedging instruments and hedge items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate liabilities and attributing all derivatives that are designated as fair value hedges to fixed rate liabilities. The Company also assesses whether each derivative is highly effective in offsetting changes in the cash flows of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

  Stock-Based Compensation Expense

On January 2, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” (FAS 123R), which revises FAS 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB25). FAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. The Company adopted FAS 123R using the modified prospective method. Under this method the Company recognizes compensation cost for all share-based payments granted after January 2, 2006, plus any awards granted to employees prior to January 1, 2006 that remain unvested at that time. Under this method of adoption, no restatement of prior periods is made. The Company uses a Black-Scholes option valuation model to estimate the fair value of each option awarded. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized.

The impact of the adoption of FAS 123R on the Company’s Consolidated Statement of Income for fiscal year 2006 is as follows (in thousands, except per share data):

2006

Stock-based compensation expense included in general and administrative expenses	$374
Tax benefit	(148)

Stock-based compensation expense related to employee stock options, net of tax	$226

Effect of FAS 123R on basic earnings per share	$(0.01)
Effect of FAS 123R on diluted earnings per share	$(0.01)

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to January 2, 2006, the Company recognized the cost of employee services received in exchange for equity instruments under the intrinsic value method in accordance with APB 25 and its related interpretations, which measured compensation cost as the excess, if any, of the quoted market price of the stock over the amount the employee must pay for the stock. Compensation expense for all of the Company’s equity-based awards was measured on the date the shares were granted. Accordingly, in accordance with APB 25 compensation expense for stock option awards was not recognized in the Consolidated Statements of Income for fiscal years 2005 and 2004.

The following table reflects pro forma net income and earnings per share for the fiscal years ended January 1, 2006 and January 2, 2005, had the Company elected to recognize the cost of employee services received in exchange for equity instruments based on the grant date fair value of those instruments in accordance with FAS 123 (in thousands, except per share data).

	2005	2004

Net income — as reported	$7,006	$16,815
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(397)	(765)

Net income — pro forma	$6,609	$16,050

Basic earnings per share:
As reported	$0.49	$1.19

Pro forma	$0.46	$1.14

Diluted earnings per share:
As reported	$0.47	$1.15

Pro forma	$0.44	$1.10

The fair value of stock-based awards was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for fiscal years ending 2006, 2005 and 2004, respectively:

	2006	2005	2004

Risk free interest rates	4.65%	3.96%	3.25%
Expected lives	3-4 years	3-7 years	3-7 years
Expected volatility	41%	39%	40%
Expected dividend	—	—	—

Expected volatilities are based on the historical and implied volatility of the Company’s common stock. The Company uses historical data to estimate award exercises and employee terminations within the valuation model. The expected lives of the awards represents the period of time that awards granted are expected to be outstanding and is based on historical data and expected holding periods. The risk-free rate for the periods within the contractual life of the award is based on the rate for ten year U.S. Treasury Bonds. See Note 14.

  Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued FAS No. 157 (FAS 157), “Fair Value Measurements”, which establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evaluating the impact this standard will have on its financial condition, results of operations, cash flows or disclosures.

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R)” (FAS 158). FAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the Company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective for fiscal years ending after December 15, 2006. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). The Company was required to recognize the funded status of its defined benefit post-retirement benefit plans in its financial statements for its fiscal year ended December 31, 2006. The adoption of this standard reduced comprehensive income by $1.9 million as of December 31, 2006. FAS 158 also requires an entity to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. Since the Company currently has a measurement date of December 31 for all plans, this provision will not have a material impact in the year of adoption.

In June, 2006 the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies, among other things, the accounting for uncertain income tax positions by prescribing a minimum probability threshold that a tax position must meet before a financial statement income tax benefit is recognized. The minimum threshold is defined as a tax position that based solely on its technical merits is more likely than not to be sustained upon examination by the relevant taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon adoption. The cumulative effect of applying FIN 48 at adoption is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. FIN 48 is required to be implemented at the beginning of a fiscal year and is effective for the Company for fiscal 2007. The Company is finalizing, but has not yet determined, the impact of adopting FIN 48 on the financial statements for fiscal 2007.

In September 2006, the SEC Office of the Chief Accountant and Divisions of Corporation Finance and Investment Management released Staff Accounting Bulletin Number 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The transition provisions of SAB 108 permit a registrant to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company was required to adopt SAB 108 in its current fiscal year and there was no impact to its financial statements as a result of adoption.

2.	Acquisition

On November 4, 2005, the Company completed the acquisition of CSC, a Florida-based provider of privatized corrections/detention, community corrections and alternative sentencing services. The allocation of the purchase price for this transaction at January 1, 2006 was preliminary. During 2006, the Company received information from its independent valuation specialists and finalized the purchase price allocation related to property and equipment, other assets and capital lease obligations. This information resulted in an increase in goodwill of $3.8 million net of tax. Additionally during 2006 the Company completed certain tax elections and finalized the purchase price allocation related to taxes for these elections. The Company is continuing to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

review additional tax matters related to the acquisition that, when finalized, may result in additional purchase price adjustments.

In addition, during 2006, in connection with the CSC acquisition and related sale of Youth Services International (“YSI”), the Company received approximately $2.0 million in additional sales proceeds, consisting of approximately $1.5 million in cash and a $0.5 million increase in the promissory note related to the final purchase price of YSI. This reduced goodwill by $2.0 million. Finally, in 2006, the completion of certain tax elections related to the CSC acquisition decreased goodwill $13.2 million. The Company expects to finalize additional tax elections related to a CSC subsidiary during first quarter 2007 which may result in additional adjustments to goodwill.

On October 13, 2006, the Company acquired United Kingdom based Recruitment Solutions International (RSI) for approximately $2.3 million plus transaction related expenses. RSI is a privately-held provider of transportation services to The Home Office Nationality and Immigration Directorate. The acquisition of RSI did not materially impact 2006 results of operations.

As discussed in Note 1 above, the Company completed the acquisition of CPT on January 24, 2007. In connection with the acquisition, the Company acquired all of CPT’s assets and liabilities. Total assets at December 31, 2006 for CPT were approximately $252.1 million consisting primarily of net property and equipment with a net book value of $240.8 million. Total liabilities acquired were approximately $42.4 million at December 31, 2006.

3.	Discontinued Operations

The Company formerly had, through its Australian subsidiary, a contract with the Department of Immigration, Multicultural and Indigenous Affairs (“DIMIA”) for the management and operation of Australia’s immigration centers. In 2003, the contract was not renewed, and effective February 29, 2004, the Company completed the transition of the contract and exited the management and operation of the DIMIA centers. In accordance with the provisions related to discontinued operations specified within FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the accompanying consolidated financial statements and notes reflect the operations of DIMIA as a discontinued operation in all periods presented.

In New Zealand, the New Zealand Parliament in early 2005 repealed the law that permitted private prison operation resulting in the termination of the Company’s contract for the management and operation of the Auckland Central Remand Prison (“Auckland”). The Company has operated this facility since July 2000. The Company ceased operating the facility upon the expiration of the contract on July 13, 2005. The accompanying consolidated financial statements and notes reflect the operations of Auckland as a discontinued operation.

On January 1, 2006, the Company completed the sale of Atlantic Shores Hospital, a 72 bed private mental health hospital which the Company owned and operated since 1997 for approximately $11.5 million. The Company recognized a gain on the sale of this transaction of approximately $1.6 million or $1.0 million net of tax. Pre-tax profit related to the 72 bed private mental health hospital was $0.1 million, and $(0.2) million in 2005 and 2004, respectively. The accompanying consolidated financial statements and notes reflect the operations of the hospital and the related sale as a discontinued operation.

The Company does not expect material future impacts related to these discontinued operations.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following are the revenues related to DIMIA, Auckland and Atlantic Shores Hospital for the periods presented (in thousands):

	2006	2005	2004
		(In thousands)

Revenues — DIMIA	$—	$20	$6,040
Revenues — Auckland	—	7,256	12,940
Revenues — Atlantic Shores	—	8,602	7,614

4.	Property and Equipment

Property and equipment consist of the following at fiscal year end:

	Useful
	Life	2006	2005
	(Years)	(In thousands)

Land	—	$12,911	$6,195
Buildings and improvements	2 to 40	249,079	258,008
Leasehold improvements	1 to 15	54,000	45,356
Equipment	3 to 10	42,243	32,541
Furniture and fixtures	3 to 7	7,326	9,309

		$365,559	$351,409
Less accumulated depreciation and amortization		(78,185)	(69,173)

		$287,374	$282,236

At December 31, 2006, the Company had $18.2 million of assets recorded under capital leases including $17.5 million related to buildings and improvements, $0.6 million related to equipment and $0.1 million related to leasehold improvements with accumulated amortization of $1.3 million. At January 1, 2006, the Company had $17.3 million of assets recorded under capital leases including $16.6 million related to buildings and improvements, $0.6 million related to equipment and $0.1 million related to leasehold improvements with accumulated amortization of $0.1 million.

5.	Assets Held for Sale

In conjunction with the acquisition of CSC, the Company acquired a building and assets associated with a program that had been discontinued by CSC in October 2003. The Company also owns land in Australia that it intends to sell. These assets meet the criteria to be classified as held for sale per the guidance of FAS No. 144 and have been recorded at their net realizable value of approximately $1.6 million at December 31, 2006. No depreciation has been recorded related to these assets in accordance with FAS No. 144.

6.	Investment in Direct Finance Leases

The Company’s investment in direct finance leases relates to the financing and management of one Australian facility. The Company’s wholly-owned Australian subsidiary financed the facility’s development with long-term debt obligations, which are non-recourse to the Company.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The future minimum rentals to be received are as follows:

Annual
Fiscal Year	Repayment
(In thousands)

2007	$6,093
2008	6,142
2009	6,184
2010	6,235
2011	6,300
Thereafter	36,150

Total minimum obligation	$67,104
Less unearned interest income	(25,667)
Less current portion of direct finance lease	(2,166)

Investment in direct finance lease	$39,271

7.	Derivative Financial Instruments

Effective September 18, 2003, the Company entered into interest rate swap agreements in the aggregate notional amount of $50.0 million. The Company has designated the swaps as hedges against changes in the fair value of a designated portion of the Notes due to changes in underlying interest rates. Changes in the fair value of the interest rate swaps are recorded in earnings along with related designated changes in the value of the Notes. The agreements, which have payment and expiration dates and call provisions that coincide with the terms of the Notes, effectively convert $50.0 million of the Notes into variable rate obligations. Under the agreements, the Company receives a fixed interest rate payment from the financial counterparties to the agreements equal to 8.25% per year calculated on the notional $50.0 million amount, while the Company makes a variable interest rate payment to the same counterparties equal to the six-month London Interbank Offered Rate, (“LIBOR”) plus a fixed margin of 3.45%, also calculated on the notional $50.0 million amount. As of December 31, 2006 and January 1, 2006 the fair value of the swaps totaled approximately $(1.7) million and $(1.1) million and is included in other non-current assets or liabilities and as an adjustment to the carrying value of the Notes in the accompanying consolidated balance sheets. There was no material ineffectiveness of the Company’s interest rate swaps for the fiscal year ended December 31, 2006.

The Company’s Australian subsidiary is a party to an interest rate swap agreement to fix the interest rate on the variable rate non-recourse debt to 9.7%. The Company has determined the swap to be an effective cash flow hedge. Accordingly, the Company records the value of the interest rate swap in accumulated other comprehensive income (loss), net of applicable income taxes. The total value of the swap liability as of December 31, 2006 and January 1, 2006 was approximately $3.2 million and $(0.4) million, respectively, and is recorded as a component of other non-current assets and other non-current liabilities in the accompanying consolidated financial statements. There was no material ineffectiveness of the Company’s interest rate swaps for the fiscal years presented. The Company does not expect to enter into any transactions during the next twelve months which would result in the reclassification into earnings or losses associated with this swap currently reported in accumulated other comprehensive income (loss).

8.	Goodwill and Other Intangible Assets, Net

As of December 31, 2006 and January 1, 2006, the Company had $27.1 million and $35.9 million of goodwill, respectively.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the Company’s goodwill balances for 2006 were as follows (in thousands):

	Balance as of	Goodwill resulting	Foreign	Balance as of
	January 1,	from Business	Currency	December 31,
	2006	Combinations	Translation	2006

U.S. corrections	$35,350	$(11,351)	$—	$23,999
International services	546	2,487	42	3,075

Total Segments	$35,896	$(8,864)	$42	$27,074

The U.S. corrections’ goodwill decreased $11.4 million during 2006 as a result of (i) a $3.8 million increase in goodwill as a result of the finalization of purchase price allocation related to property and equipment, other assets and capital lease obligations of the CSC acquisition during the first quarter of 2006; (ii) $2.0 million decrease in goodwill relating to additional cash proceeds and an increase in the promissory note related to the sale of YSI; (iii) a $13.2 million decrease in goodwill due to the completion of certain tax elections related to the CSC acquisition and related sale of YSI.

International services goodwill increased $2.5 million as a result of the completion of the RSI acquisition in October 2006. The Company has not finalized its purchase price allocation related to the RSI acquisition related to intangible assets, other assets, accrued liabilities and income taxes.

Intangible assets consisted of the following (in thousands):

	Useful Life
	in Years	2006	2005

Facility Management Contracts	7-17	$15,050	$15,050
Covenants not to compete	4	1,470	1,470

		$16,520	$16,520
Less Accumulated Amortization		(2,040)	(289)

		$14,480	$16,231

Amortization expense was $1.8 million for the fiscal year ended 2006. Amortization is recognized on a straight-line basis over the estimated useful life of the intangible assets. Estimated amortization expense for fiscal 2007 through fiscal 2011 and thereafter are as follows:

Expense
Fiscal Year	Amortization
(In thousands)

2007	$1,754
2008	1,754
2009	1,693
2010	1,387
2011	1,387
Thereafter	6,505

$14,480

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Accrued Expenses

Accrued expenses consisted of the following (dollars in thousands):

	2006	2005

Accrued interest	$7,224	$7,193
Accrued bonus	8,504	4,369
Accrued insurance	24,430	25,923
Accrued income taxes	7,792	882
Jena idle facility lease reserve	6,971	8,257
Other	22,754	23,553

Total	$77,675	$70,177

10.	Debt

Debt consisted of the following (dollars in thousands):

	2006	2005

Capital Lease Obligations	$17,405	$17,755
Senior Credit Facility:
Term loan	$—	$74,813
Senior 8 1/4% Notes:
Notes Due in 2013	$150,000	$150,000
Discount on Notes	(3,376)	(3,735)
Swap on Notes	(1,736)	(1,074)

Total Senior 8 1/4% Notes	$144,888	$145,191
Non Recourse Debt:
Non recourse debt	$147,260	$142,479
Discount on bonds	(3,707)	(4,493)

Total non recourse debt	143,553	137,986
Other debt	111	301

Total debt	$305,957	$376,046

Current portion of capital lease obligations, long-term debt and non-recourse debt	(12,685)	(8,441)
Capital lease obligations	(16,621)	(17,072)
Non recourse debt	(131,680)	(131,279)

Long term debt	$144,971	$219,254

The Amended Senior Credit Facility

On January 24, 2007, the Company completed the refinancing of its senior secured credit facility through the execution of a Third Amended and Restated Credit Agreement (the “Amended Senior Credit Facility”), by and among the Company, as Borrower, BNP Paribas, as Administrative Agent, BNP Paribas Securities Corp. as Lead Arranger and Syndication Agent, and the lenders who are, or may from time to time become, a party thereto. Previously, on September 14, 2005, the Company amended its senior secured credit facility to consist of a $75 million, six-year term-loan bearing interest at LIBOR plus 2.00%, and a $100 million, five-year

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revolving credit facility bearing interest at LIBOR plus 2.00%. The Company used the borrowings under the Senior Credit Facility to fund general corporate purposes and to finance the acquisition of CSC for approximately $62 million plus transaction-related costs. The acquisition of CSC closed in the fourth quarter of 2005. As of December 31, 2006, the Company had no borrowings outstanding under the term loan portion of the Senior Credit Facility, no amounts outstanding under the revolving portion of the Senior Credit Facility, and $54.5 million outstanding in letters of credit under the revolving portion of the Senior Credit Facility. As of December 31, 2006 the Company had $45.5 million available for borrowings under the revolving portion of the Senior Credit Facility.

The Amended Senior Credit Facility consists of a $365 million 7-year term loan (the “Term Loan B”) and a $150 million 5-year revolver (the “Revolver”). The initial interest rate for the Term Loan B is LIBOR plus 1.5% and the Revolver bears interest at LIBOR plus 2.25% or at the base rate plus 1.25%. On January 24, 2007, the Company used the $365 million in borrowings under the Term Loan B to finance its acquisition of CPT, as further discussed below. The Company has no current borrowings under the Revolver and intends to use future borrowings thereunder for the purposes permitted under the Amended Senior Credit Facility, including to fund general corporate purposes.

Indebtedness under the Revolver bears interest in each of the instances below at the stated rate:

Interest Rate under the Revolver

Borrowings	LIBOR plus 2.25% or base rate plus 1.25%.
Letters of Credit	1.50% to 2.50%.
Available Borrowings	0.38% to 0.5%.

The Amended Senior Credit Facility contains financial covenants which require us to maintain the following ratios, as computed at the end of each fiscal quarter for the immediately preceding four quarter-period:

Period	Leverage Ratio

Through December 30, 2008	Total leverage ratio ≤ 5.50 to 1.00
From December 31, 2008 through December 31, 2011	Reduces from 4.75 to 1.00, to 3.00 to 1.00
Through December 30, 2008	Senior secured leverage ratio ≤ 4.00 to 1.00
From December 31, 2008 through December 31, 2011	Reduces from 3.25 to 1.00, to 2.00 to 1.00
Four quarters ending June 29, 2008, to December 30, 2009	Fixed charge coverage ratio of 1.00, thereafter 1.10 to 1.00

All of the obligations under the Amended Senior Credit Facility are unconditionally guaranteed by each of the Company’s existing material domestic subsidiaries. The Amended Senior Credit Facility and the related guarantees are secured by substantially all of the Company’s present and future tangible and intangible assets and all present and future tangible and intangible assets of each guarantor, including but not limited to (i) a first-priority pledge of all of the outstanding capital stock owned by the Company and each guarantor, and (ii) perfected first-priority security interests in all of the Company’s present and future tangible and intangible assets and the present and future tangible and intangible assets of each guarantor.

The Amended Senior Credit Facility contains certain customary representations and warranties, and certain customary covenants that restrict the Company’s ability to, among other things (i) create, incur or assume any indebtedness, (ii) incur liens, (iii) make loans and investments, (iv) engage in mergers, acquisitions and asset sales, (v) sell its assets, (vi) make certain restricted payments, including declaring any cash dividends or redeem or repurchase capital stock, except as otherwise permitted, (vii) issue, sell or otherwise dispose of capital stock, (viii) transact with affiliates, (ix) make changes in accounting treatment, (x) amend or modify

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the terms of any subordinated indebtedness, (xi) enter into debt agreements that contain negative pledges on its assets or covenants more restrictive than contained in the Amended Senior Credit Facility, (xii) alter the business it conducts, and (xiii) materially impair the Company’s lenders’ security interests in the collateral for its loans.

Events of default under the Amended Senior Credit Facility include, but are not limited to, (i) the Company’s failure to pay principal or interest when due, (ii) the Company’s material breach of any representations or warranty, (iii) covenant defaults, (iv) bankruptcy, (v) cross default to certain other indebtedness, (vi) unsatisfied final judgments over a specified threshold, (vii) material environmental claims which are asserted against it, and (viii) a change of control.

Senior 8 1/4% Notes

To facilitate the completion of the purchase of the 12 million shares from Group 4 Falck, the Company amended the Senior Credit Facility and issued $150.0 million aggregate principal amount, ten-year, 8 1/4% senior unsecured notes, (“the Notes”), in a private placement pursuant to Rule 144A of the Securities Act of 1933, as amended. The Notes are general, unsecured, senior obligations. Interest is payable semi-annually on January 15 and July 15 at 8 1/4%. The Notes are governed by the terms of an Indenture, dated July 9, 2003, between the Company and the Bank of New York, as trustee, referred to as the Indenture. Additionally, after July 15, 2008, the Company may redeem, at the Company’s option, all or a portion of the Notes plus accrued and unpaid interest at various redemption prices ranging from 104.125% to 100.000% of the principal amount to be redeemed, depending on when the redemption occurs. The Indenture contains covenants that limit the Company’s ability to incur additional indebtedness, pay dividends or distributions on its common stock, repurchase its common stock, and prepay subordinated indebtedness. The Indenture also limits the Company’s ability to issue preferred stock, make certain types of investments, merge or consolidate with another company, guarantee other indebtedness, create liens and transfer and sell assets.

The Company is in compliance with all of the covenants of the Indenture governing the notes as of December 31, 2006. As of December 31, 2006, the Notes are reflected net of the original issuer’s discount of approximately $3.4 million which is being amortized over the ten year term of the Notes using the effective interest method.

Non-Recourse Debt

South Texas Detention Complex:

In February 2004, CSC was awarded a contract by the Department of Homeland Security, U.S. Immigration and Customs Enforcement (“ICE”) to develop and operate a 1,020 bed detention complex in Frio County Texas. South Texas Local Development Corporation (“STLDC”) was created and issued $49.5 million in taxable revenue bonds to finance the construction of the detention center. Additionally, CSC provided a $5 million subordinated note to STLDC for initial development. The Company determined that it is the primary beneficiary of STLDC and consolidates the entity as a result. STLDC is the owner of the complex and entered into a development agreement with CSC to oversee the development of the complex. In addition, STLDC entered into an operating agreement providing CSC the sole and exclusive right to operate and manage the complex. The operating agreement and bond indenture require the revenue from CSC’s contract with ICE be used to fund the periodic debt service requirements as they become due. The net revenues, if any, after various expenses such as trustee fees, property taxes and insurance premiums are distributed to CSC to cover CSC’s operating expenses and management fee. The bonds have a ten year term and are non-recourse to CSC and STLDC. CSC is responsible for the entire operations of the facility including all operating expenses and is required to pay all operating expenses whether or not there are sufficient revenues. STLDC has no liabilities resulting from its ownership. The bonds are fully insured and the sole source of payment for the bonds is the operating revenues of the center.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Included in current and non-current restricted cash is $18.6 million as of December 31, 2006 as funds held in trust with respect to the STLDC for debt service and other reserves.

Northwest Detention Center

On June 30, 2003 CSC arranged financing for the construction of the Northwest Detention Center in Tacoma, Washington (the “Northwest Detention Center”), which CSC completed and opened for operation in April 2004. In connection with this financing, CSC of Tacoma LLC, a wholly owned subsidiary of CSC, issued a $57 million note payable to the Washington Economic Development Finance Authority (“WEDFA”), an instrumentality of the State of Washington, which issued revenue bonds and subsequently loaned the proceeds of the bond issuance to CSC of Tacoma LLC for the purposes of constructing the Northwest Detention Center. The bonds are non-recourse to CSC and the loan from WEDFA to CSC of Tacoma, LLC is non-recourse to CSC. The proceeds of the loan were disbursed into escrow accounts held in trust to be used to pay the issuance costs for the revenue bonds, to construct the Northwest Detention Center and to establish debt service and other reserves.

Included in current and non-current restricted cash is $11.1 million as of December 31, 2006 as funds held in trust with respect to the Northwest Detention Center for debt service and other reserves.

Australia

In connection with the financing and management of one Australian facility, the wholly owned Australian subsidiary financed the facility’s development and subsequent expansion in 2003 with long-term debt obligations, which are non-recourse to us. As a condition of the loan, the Company is required to maintain a restricted cash balance of AUD 5.0 million, which, at December 31, 2006, was approximately $3.9 million. The term of the non-recourse debt is through 2017 and it bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of the subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria.

Debt repayment schedules under capital lease obligations, long-term debt and non-recourse debt are as follows:

	Capital	Long Term	Non	Total Annual
Fiscal Year	Leases	Debt	Recourse	Repayment
		(In thousands)

2007	$2,195	$28	$11,873	$14,096
2008	2,167	28	12,571	14,766
2009	1,956	28	13,359	15,343
2010	1,932	27	14,104	16,063
2011	1,932	—	14,945	16,877
Thereafter	20,575	150,000	80,408	250,983

	$30,757	$150,111	$147,260	$328,128

Original issuer’s discount	—	(3,376)	(3,707)	(7,083)
Current portion	(784)	(28)	(11,873)	(12,685)
Interest imputed on Capital Leases	(13,352)	—	—	(13,352)
Swap	—	(1,736)	—	(1,736)

Non current portion	$16,621	$144,971	$131,680	$293,272

At December 31, 2006 the Company also had outstanding seven letters of guarantee totaling approximately $6.1 million under separate international facilities.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Guarantees

In connection with the creation of SACS, the Company entered into certain guarantees related to the financing, construction and operation of the prison. The Company guaranteed certain obligations of SACS under its debt agreements up to a maximum amount of 60.0 million South African Rand, or approximately $8.6 million to SACS’ senior lenders through the issuance of letters of credit. Additionally, SACS is required to fund a restricted account for the payment of certain costs in the event of contract termination. The Company has guaranteed the payment of 50% of amounts which may be payable by SACS into the restricted account and provided a standby letter of credit of 7.0 million South African Rand, or approximately $1.0 million as security for the Company’s guarantee. The Company’s obligations under this guarantee expire upon SACS’ release from its obligations in respect of the restricted account under its debt agreements. No amounts have been drawn against these letters of credit, which are included in the Company’s outstanding letters of credit under its Revolving Credit Facility.

The Company has agreed to provide a loan of up to 20.0 million South African Rand, or approximately $2.9 million (the “Standby Facility”) to SACS for the purpose of financing SACS’ obligations under its contract with the South African government. No amounts have been funded under the Standby Facility, and the Company does not anticipate that such funding will ever be required by SACS. The Company’s obligations under the Standby Facility expire upon the earlier of full funding or SACS’ release from its obligations under its debt agreements. The lenders’ ability to draw on the Standby Facility is limited to certain circumstances, including termination of the contract.

The Company has also guaranteed certain obligations of SACS to the security trustee for SACS lenders. The Company secured its guarantee to the security trustee by ceding its rights to claims against SACS in respect of any loans or other finance agreements, and by pledging the Company’s shares in SACS. The Company’s liability under the guarantee is limited to the cession and pledge of shares. The guarantee expires upon expiration of the cession and pledge agreements.

In connection with a design, build, finance and maintenance contract, the Company guaranteed certain potential tax obligations of a special purpose entity. The potential estimated exposure of these obligations is CAD 2.5 million, or approximately $2.2 million commencing in 2017. We have a liability of $0.7 million and $0.6 million related to this exposure as of December 31, 2006 and January 1, 2006, respectively. To secure this guarantee, the Company purchased Canadian dollar denominated securities with maturities matched to the estimated tax obligations in 2017 to 2021. The Company has recorded an asset and a liability equal to the current fair market value of those securities in its consolidated balance sheet.

The Company’s wholly-owned Australian subsidiary financed the development of a facility and subsequent expansion in 2003, with long-term debt obligations, which are non-recourse to the Company and total $50.0 million and $40.3 million at December 31, 2006 and January 1, 2006, respectively. The term of the non-recourse debt is through 2017 and it bears interest at a variable rate quoted by certain Australian banks plus 140 basis points. Any obligations or liabilities of the subsidiary are matched by a similar or corresponding commitment from the government of the State of Victoria. As a condition of the loan, the Company is required to maintain a restricted cash balance of AUD 5.0 million, which, at December 31, 2006, was approximately $3.9 million. This amount is included in restricted cash and the annual maturities of the future debt obligation is included in non recourse debt.

11.	Transactions with CentraCore Properties Trust (“CPT”)

On January 24, 2007, the Company completed its previously announced acquisition of CPT. As a result of the acquisition of CPT, the Company has no on going rent commitment for the facilities acquired as part of the Merger.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During fiscal 1998, 1999 and 2000, CPT acquired 11 correctional and detention facilities operated by the Company. In 2006, CPT financed the 600-bed expansion of the Lawton Correctional Facility in Lawton Oklahoma for approximately $20.0 million.

Simultaneous with the purchases, the Company entered into ten-year operating leases of these facilities from CPT. As the lease agreements are subject to contractual lease increases, the Company recorded operating lease expense for these leases on a straight-line basis over the term of the leases. Additionally, the lease contains three five-year renewal options based on fair market rental rates. The deferred unamortized net gain related to sales of the facilities to CPT at December 31, 2006, which is included in “Deferred Revenue” in the accompanying consolidated balance sheets is $3.6 million with $1.8 million short-term and $1.8 million long-term. The balance of the deferred revenue as of December 31, 2006 will be accounted for in the purchase price allocation of the acquisition. Previously the gain was amortized over the ten-year lease terms. The Company recorded net rental expense related to the CPT leases of $23.0 million, $21.6 million and $21.0 million in 2006, 2005 and 2004, respectively, excluding the Jena rental expense (See Note 12).

12.	Commitments and Contingencies

The Company owns the 480-bed Michigan Correctional Facility in Baldwin, Michigan, referred to as the Michigan Facility. The Company operated the Michigan Facility from 1999 until October 2005 pursuant to a management contract with the Michigan Department of Corrections, or the MDOC. Separately, the Company leased the Michigan Facility, as lessor, to the State, as lessee, under a lease with an initial term of 20 years followed by two five-year options. In September 2005, the Governor of the State of Michigan closed the Michigan Facility and terminated the Company’s management contract with the MDOC. In October 2005, the State of Michigan also sought to terminate its lease for the Michigan Facility. The Company believes that the State did not have the right to unilaterally terminate the Michigan Facility lease. As a result, in November 2005, the Company filed a lawsuit against the State to enforce the Company’s rights under the lease. On February 24, 2006, the Ingham County Circuit Court, the trial court with jurisdiction over the case, granted summary judgment in favor of the State and against the Company and granted the Company leave to amend the complaint. The Company filed an amended complaint and on September 13, 2006, the trial court granted summary judgment on the amended complaint in favor of the State and against the Company. The Company has filed a notice of appeal and is proceeding with the appeal. The Company reviewed the Michigan Facility for impairment in accordance with FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and recorded an impairment charge in the fourth quarter of 2005 for $20.9 million based on an independent appraisal of fair market value. The book value of the Michigan Facility at December 31, 2006 is $12.6 million.

In 2005, the Company’s equity affiliate, SACS, recognized a one time tax benefit of $2.1 million related to a change in South African Tax law applicable to companies in a qualified Public Private Partnership (“PPP”) with the South African Government. The tax law change had the effect that beginning in 2005 government revenues earned under the PPP are exempt from South African taxation. The one time tax benefit in part related to deferred tax liabilities that were eliminated during 2005 as a result of the change in the tax law. In February 2007 the South African legislature passed legislation that has the effect of removing the exemption from taxation on government revenues. The law change will impact the equity in earnings of affiliate beginning in 2007. The Company is in the process of fully assessing the impact of the new legislation. However, as a result of the new legislation, deferred tax liabilities will have to be established at the applicable tax rate of 29%. This is estimated to result in a one time tax charge of up to $2.3 million in the first quarter of 2007.

During 2000, the Company’s management contract at the 276-bed Jena Juvenile Justice Center in Jena, Louisiana, which is included in the U.S. corrections segment, was discontinued by the mutual agreement of the parties. Despite the discontinuation of the management contract, the Company remains responsible for

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payments on the Company’s underlying lease of the inactive facility with CPT through January 2010. During the third quarter of 2005, the Company determined that the alternative uses being pursued were no longer probable and as a result revised its estimated sublease income and recorded an operating charge of $4.3 million, representing the remaining obligation on the lease through the contractual term of January 2010 for a total reserve of $8.6 million. This $4.3 million charge is included in the caption “Operating Expenses” in the Consolidated Statement of Income for the fiscal year ended January 1, 2006. The balance of the reserve at December 31, 2006 of $7.0 million will be included in the purchase price allocation of the acquisition of CPT.

Operating Leases

The Company leases correctional facilities, office space, computers and vehicles under non-cancelable operating leases expiring between 2007 and 2013. The future minimum commitments under these leases, exclusive of lease commitments related to CPT, are as follows:

Fiscal Year	Annual Rental
(In thousands)

2007	$10,112
2008	9,805
2009	7,325
2010	4,645
2011	2,984
Thereafter	8,037

$42,908

Rent expense was approximately $25.7 million, $24.9 million, and $14.4 million for fiscal 2006, 2005, and 2004 respectively.

Litigation, Claims and Assessments

On May 19, 2006, the Company, along with Corrections Corporation of America, referred to as CCA, were sued by an individual plaintiff in the Circuit Court of the Second Judicial Circuit for Leon County, Florida (Case No. 2005CA001884). The complaint alleges that, during the period from 1995 to 2004, the Company and CCA overbilled the State of Florida by an amount of at least $12.7 million by submitting to the State false claims for various items relating to (i) repairs, maintenance and improvements to certain facilities which the Company operates in Florida, (ii) the Company’s staffing patterns in filling vacant security positions at those facilities, and (iii) the Company’s alleged failure to meet the conditions of certain waivers granted to the Company by the State of Florida from the payment of liquidated damages penalties relating to the Company’s staffing patterns at those facilities. The portion of the complaint relating to the Company arises out of the Company’s operations at the Company’s South Bay and Moore Haven, Florida correctional facilities. The complaint appears to be based largely on the same set of issues raised by a Florida Inspector General’s Evaluation Report released in late June 2005, referred to as the IG Report, which alleged that the Company and CCA overbilled the State of Florida by over $12 million.

Subsequently, the Florida Department of Management Services, referred to as the DMS, which is responsible for administering the Company’s correctional contracts with the State of Florida, conducted a detailed analysis of the allegations raised by the IG Report which included a comprehensive written response to the IG Report which the Company’s had prepared and delivered to the DMS. In September 2005, the DMS provided a letter to the Company stating that, although its review had not yet been fully completed, it did not find any indication of any improper conduct by the Company. On October 17, 2006, DMS provided a letter to the Company stating that its review had been completed. The Company and DMS then agreed to settle this

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

matter for $0.3 million. This amount is included in accrued expenses as of December 31, 2006. Although this determination is not dispositive of the recently initiated litigation, the Company believes it supports the Company’s position that the Company has valid defenses in this matter. The Company will continue to investigate this matter and intends to defend the Company’s rights vigorously. However, given the amounts claimed by the plaintiff and the fact that the nature of the allegations could cause adverse publicity to the Company, the Company believes that this matter, if settled unfavorably to the Company, could have a material adverse effect on the Company’s financial condition and results of operations.

On September 15, 2006, a jury in an inmate wrongful death lawsuit in a Texas state court awarded a $47.5 million verdict against the Company. Recently, the verdict was entered as a judgment against the Company in the amount of $51.7 million. The lawsuit is being administered under the insurance program established by The Wackenhut Corporation, the Company’s former parent company, in which the Company participated until October 2002. Policies secured by the Company under that program provide $55 million in aggregate annual coverage. As a result, the Company believes it is fully insured for all damages, costs and expenses associated with the lawsuit and as such has not taken any reserves in connection with the matter. The lawsuit stems from an inmate death which occurred at the Company’s former Willacy County State Jail in Raymondville, Texas, in April 2001, when two inmates at the facility attacked another inmate. Separate investigations conducted internally by the Company, The Texas Rangers and the Texas Office of the Inspector General exonerated the Company and its employees of any culpability with respect to the incident. The Company believes that the verdict is contrary to law and unsubstantiated by the evidence. The Company’s insurance carrier has posted a supersedes bond in the amount at approximately $60.0 million to cover the judgment. On December 9, 2006, the trial court denied the Company’s post trial motions and the Company filed a notice of appeal on December 18, 2006.

In June 2004, the Company received notice of a third-party claim for property damage incurred during 2002 and 2001 at several detention facilities that the Company’s Australian subsidiary formerly operated. The claim relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government’s insurance provider and did not specify the amount of damages being sought. In May 2005, the Company received additional correspondence indicating that the insurance provider still intends to pursue the claim against the Company’s Australian subsidiary. Although the claim is in the initial stages and the Company is still in the process of fully evaluating its merits, the Company believes that it has defenses to the allegations underlying the claim and intends to vigorously defend the Company’s rights with respect to this matter. While the insurance provider has not quantified its damage claim and the outcome of this matter discussed above cannot be predicted with certainty, based on information known to date, and management’s preliminary review of the claim, the Company believes that, if settled unfavorably, this matter could have a material adverse effect on the Company’s financial condition, results of operations and cash flows. The Company is uninsured for any damages or costs that it may incur as a result of this claim, including the expenses of defending the claim. The Company has accrued a reserve related to this claim based on its estimate of the most probable costs that may be incurred based on the facts and circumstances known to date, and the advice of its legal counsel.

The nature of the Company’s business exposes it to various types of claims or litigation against the Company, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters (including, but not limited to, employment discrimination claims, union grievances and wage and hour claims), property loss claims, environmental claims, automobile liability claims, indemnification claims by the customers and other third parties, contractual claims and claims for personal injury or other damages resulting from contact with the Company’s facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. Except as otherwise disclosed above, the Company does not expect the outcome of any pending claims or legal

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

proceedings net of applicable insurance, to have a material adverse effect on its financial condition, results of operations or cash flows.

Collective Bargaining Agreements

The Company had approximately 14% of its workforce covered by collective bargaining agreements at December 31, 2006. Collective bargaining agreements with nine percent of employees are set to expire in less than one year.

13.	Shareholders’ Equity

Earnings Per Share

The table below shows the amounts used in computing earnings per share (“EPS”) in accordance with FAS No. 128 and the effects on income and the weighted average number of shares of potential dilutive common stock.

Fiscal Year	2006	2005	2004
	(In thousands, except
	per share data)

Net income	$30,031	$7,006	$16,815
Basic earnings per share:
Weighted average shares outstanding	17,221	14,370	14,076

Per share amount	$1.74	$0.49	$1.19

Diluted earnings per share:
Weighted average shares outstanding	17,221	14,370	14,076
Effect of dilutive securities:
Employee and director stock options and restricted stock	651	645	531

Weighted average shares assuming dilution	17,872	15,015	14,607

Per share amount	$1.68	$0.47	$1.15

For fiscal 2006, options to purchase 1,500 shares of the Company’s common stock with an exercise price of $27.48 per share and an expiration date of July 2016 were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

Of 222,750 restricted shares outstanding at December 31, 2006, 35,373 were included in the computation of diluted EPS because their effect would be dilutive.

For fiscal 2005, options to purchase 24,000 shares of the Company’s common stock with exercise prices ranging from $17.92 to $21.47 per share and expiration dates between 2006 and 2014 were outstanding at January 1, 2006, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

For fiscal 2004, options to purchase 543,671 shares of the Company’s common stock with exercise prices ranging from $14.33 to $17.92 per share and expiration dates between 2006 and 2014 were outstanding at January 2, 2005, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred Stock

In April 1994, the Company’s Board of Directors authorized 10 million shares of “blank check” preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

Rights Agreement

On October 9, 2003, the Company entered into a rights agreement with EquiServe Trust Company, N.A., as rights agent. Under the terms of the rights agreement, each share of the Company’s common stock carries with it one preferred share purchase right. If the rights become exercisable pursuant to the rights agreement, each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a fixed price, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right. The rights trade automatically with shares of our common stock, and may only be exercised in connection with certain attempts to acquire the Company. The rights are designed to protect the interests of the Company and its shareholders against coercive acquisition tactics and encourage potential acquirers to negotiate with our board of directors before attempting an acquisition. The rights may, but are not intended to, deter acquisition proposals that may be in the interests of the Company’s shareholders.

14.	Equity Incentive Plans

The Company has three stock option plans in force at December 31, 2006: The Wackenhut Corrections Corporation 1994 Stock Option Plan (Second Plan), the 1995 Non-Employee Director Stock Option Plan (Third Plan) and the Wackenhut Corrections Corporation 1999 Stock Option Plan (Fourth Plan).

Under the Second Plan and Fourth Plan, the Company may grant options to key employees for up to 2,250,000 and 1,725,000 shares of common stock, respectively. Under the terms of these plans, the exercise price per share and vesting period is determined by the language of the plan. All options that have been granted under these plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the options vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. However, the Board of Directors has exercised its discretion and has granted options that vest 100% immediately. All options under the Second Plan and Fourth Plan expire no later than ten years after the date of the grant. The Company had 300 options available to be granted at December 31, 2006 under the Fourth Plan.

Under the Third Plan, the Company may grant up to 165,000 shares of common stock to non-employee directors of the Company. Under the terms of this plan, options are granted at the fair market value of the common stock at the date of the grant, become exercisable immediately, and expire ten years after the date of the grant.

On May 4, 2006, the Board of Directors adopted and the shareholders approved The GEO Group, Inc. 2006 Stock Incentive Plan (the “2006 Plan”). Under the 2006 Plan, the Company may grant options or restricted shares to key employees and non-employee directors for up to 450,000 shares.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the activity of the Company’s stock options plans is presented below:

		Wtd. Avg.	Wtd. Avg.	Aggregate
		Exercise	Remaining	Intrinsic
	Shares	Price	Contractual Term	Value
	(In thousands)			(In thousands)

Outstanding at December 28, 2003	2,422	$9.47
Granted	240	14.67
Exercised	(262)	6.07
Forfeited/Canceled	(13)	15.29

Options outstanding at January 2, 2005	2,387	$10.33	5.7	$17,647
Granted	21	21.47
Exercised	(276)	10.88
Forfeited/Canceled	(22)	11.13

Options outstanding at January 1, 2006	2,110	$10.35	4.9	$10,778
Granted	26	15.42
Exercised	(487)	11.10
Forfeited/Cancelled	(333)	14.13

Options outstanding at December 31, 2006	1,316	$9.22	5.3	$37,241

Options exercisable at December 31, 2006	1,195	$8.95	5.1	$34,141

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the company’s closing stock price on the last trading day of fiscal year 2006 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair value of the company’s stock. The total intrinsic value of options exercised during the year ended December 31, 2006 was $9.5 million.

Cash received from stock options exercises for 2006, 2005 and 2004 was $5.4 million, $3.0 million and $1.6 million, respectively. Tax benefits realized from tax deductions associated with option exercises and restricted stock activity for 2006, 2005 and 2004 totaled $2.8 million, $0.7 million and $0.8 million, respectively.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2006, was $0.1 million.

At December 31, 2006, the Company had $1.4 million of unrecognized compensation costs related to non-vested stock option awards that is expected to be recognized over a weighted average period of 6.95 years.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about the stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Wtd. Avg.	Wtd. Avg.		Wtd. Avg.
	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$5.25 — $5.25	3,000	3.3	$5.25	3,000	$5.25
$5.62 — $5.62	188,625	3.1	5.62	188,625	5.62
$6.20 — $6.20	223,500	4.1	6.20	223,500	6.20
$6.34 — $7.97	95,213	6.1	6.39	77,753	6.40
$9.33 — $9.33	247,091	6.3	9.33	210,001	9.33
$10.27 — $10.27	328,500	5.1	10.27	328,500	10.27
$10.60 — $15.29	154,540	6.5	13.43	104,737	13.02
$15.39 — $15.66	53,850	7.3	15.54	38,250	15.52
$21.47 — $21.47	20,250	8.1	21.47	20,250	21.47
$27.48 — $27.48	1,500	9.6	27.48	300	27.48

	1,316,069			1,194,916

Restricted Stock

On May 4, 2006, the Company granted 225,000 shares of non-vested restricted stock under the 2006 Plan to key employees and non-employee directors. Restricted shares are converted into shares of common stock upon vesting on a one-for-one basis. The cost of these awards is determined using the fair value of the Company’s common stock on the date of the grant and compensation expense is recognized over the vesting period. The restricted shares that were granted during the year have a vesting period of four years, which begins one year from the date of grant. A summary of the activity of restricted stock during the fiscal year ended December 31, 2006 is as follows:

		Wtd. Avg.
		Grant date
	Shares	Fair value

Restricted stock outstanding at January 1, 2006	—	$—
Granted	225,000	26.13
Vested	—	—
Forfeited/Canceled	(2,250)	26.13

Restricted stock outstanding at December 31, 2006	222,750	26.13

As of December 31, 2006, there was $4.9 million of unrecognized compensation cost related to unvested restricted shares. The Company recognized $1.0 million in compensation expense related to the restricted shares during its fiscal year ended December 31, 2006.

15.	Retirement and Deferred Compensation Plans

The Company has two noncontributory defined benefit pension plans covering certain of the Company’s executives. Retirement benefits are based on years of service, employees’ average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchased and is the beneficiary of life insurance policies for certain participants enrolled in the plans.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2001, the Company established non-qualified deferred compensation agreements with three key executives. These agreements were modified in 2002, and again in 2003. The current agreements provide for a lump sum payment when the executives retire, no sooner than age 55.

In September, 2006 the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” (“SFAS No. 158”), which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. FAS No. 158 requires an employer to measure the funded status of a plan as of its year-end date and is first effective for fiscal 2006 for the Company and is reflected in the following presentation of the Company’s defined benefit plans. Upon adoption of this standard the Company recorded a charge of $1.9 million, net of tax, to other comprehensive income and a $3.3 million credit to non-current liabilities.

FAS 158 also requires an entity to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. Since the Company currently has a measurement date of December 31 for all plans, this provision will not have a material impact in the year of adoption.

The following table summarizes key information related to these pension plans and retirement agreements which includes information as required by FAS 158. The table illustrates the reconciliation of the beginning and ending balances of the benefit obligation showing the effects during the period attributable to each of the following: service cost, interest cost, plan amendments, termination benefits, actuarial gains and losses. The assumptions used in the Company’s calculation of accrued pension costs are based on market information and the Company’s historical rates for employment compensation and discount rates, respectively.

In accordance with FAS 158, the Company has also disclosed contributions and payment of benefits related to the plans. There were no assets in the plan at December 31, 2006 or January 1, 2006. All changes as a result of the adjustments to the accumulated benefit obligation are included below and shown net of tax in the Consolidated Statement of Shareholders’ Equity and Comprehensive Income. There were no significant transactions between the employer or related parties and the plan during the period.

	2006	2005

Change in Projected Benefit Obligation
Projected Benefit Obligation, Beginning of Year	$15,702	$14,423
Service Cost	671	437
Interest Cost	546	542
Plan Amendments	—	—
Actuarial Gain	215	332
Benefits Paid	(36)	(32)

Projected Benefit Obligation, End of Year	$17,098	$15,702

Change in Plan Assets
Plan Assets at Fair Value, Beginning of Year	$—	$—
Company Contributions	36	32
Benefits Paid	(36)	(32)

Plan Assets at Fair Value, End of Year	$—	$—

Unfunded Status of the Plan	$(17,098)	$(15,702)

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005

Amounts Recognized in Accumulated Other Comprehensive Income
Unrecognized Prior Service Cost	$164	N/A
Unrecognized Net Loss	3,028	N/A

Accrued Pension Cost	$3,192	N/A

	Fiscal 2006	Fiscal 2005

Components of Net Periodic Benefit Cost
Service Cost	$671	$437
Interest Cost	546	542
Amortization of:
Unrecognized Prior Service Cost	39	936
Unrecognized Net Loss	144	121

Net Periodic Pension Cost	$1,400	$2,036

Weighted Average Assumptions for Expense
Discount Rate	5.75%	5.50%
Expected Return on Plan Assets	N/A	N/A
Rate of Compensation Increase	5.50%	5.50%

The projected benefit liability for the three plans at December 31, 2006 are as follows, $4.1 million for the executive retirement plan, $1.4 million for the officer retirement plan and $11.6 million for the three key executives’ plans. Although these individuals have reached the eligible age for retirement the liabilities for the plans at year-end 2006 and 2005 is included in other long-term liabilities based on actuarial assumption and expected retirement payments.

The Company has established a deferred compensation agreement for non-employee directors, which allow eligible directors to defer their compensation. Participants may elect lump sum or monthly payments to be made at least one year after the deferral is made or at the time the participant ceases to be a director. The Company recognized total compensation expense under this plan of $0.6 million, $(0.1) and $0.1 million for 2006, 2005, and 2004, respectively. There were no payouts under the plan in 2006 and 2005. The liability for the deferred compensation was $1.1 million and $0.5 million at year-end 2006 and 2005, respectively, and is included in “Other non current liabilities” in the accompanying consolidated balance sheets. Subsequent to December 31, 2006 the Company terminated the plan and paid the participants a lump sum amount.

The Company also has a non-qualified deferred compensation plan for employees who are ineligible to participate in its qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary, which earns interest at a rate equal to the prime rate less 0.75%. The Company matches employee contributions up to $400 each year based on the employee’s years of service. Payments will be made at retirement age of 65 or at termination of employment. The Company recognized expense of $0.2 million, $0.1 million and $0.1 million in 2006, 2005, and 2004, respectively. The liability for this plan at year-end 2006 and 2005 was $2.5 million and $2.3 million, respectively, and is included in “Other non current liabilities” in the accompanying consolidated balance sheets.

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company expects to make the following benefit payments based on eligible retirement dates:

Pension
Fiscal Year	Benefits
(In thousands)

2007	$11,947
2008	82
2009	138
2010	149
2011	152
2012-2016	1,829

$14,297

16.	Business Segment and Geographic Information

Operating and Reporting Segments

The Company conducts its business through three reportable business segments: U.S. corrections segment; international services segment; and GEO Care segment. The Company has identified these three reportable segments to reflect the current view that the Company operates three distinct business lines, each of which constitutes a material part of its overall business. This treatment also reflects how the Company has discussed its business with investors and analysts. The U.S. corrections segment primarily encompasses U.S.-based privatized corrections and detention business. The International services segment primarily consists of privatized corrections and detention operations in South Africa, Australia and the United Kingdom. This segment also operates a recently acquired United Kingdom-based prisoner transportation business and reviews opportunities to further diversify into related foreign-based governmental-outsourced services on an ongoing basis. GEO Care segment, which is operated by the Company’s wholly-owned subsidiary GEO Care, Inc., comprises privatized mental health and residential treatment services business, all of which is currently conducted in the U.S.

“Other” primarily consists of activities associated with the Company’s construction business. The segment information presented in the prior periods has been reclassified to conform to the current presentation.

Fiscal Year	2006	2005	2004
	(In thousands)

Revenues:
U.S. corrections	$612,810	$473,280	$455,947
International services	103,553	98,829	91,005
GEO Care	70,379	32,616	31,704
Other	74,140	8,175	15,338

Total revenues	$860,882	$612,900	$593,994

Depreciation and amortization:
U.S. corrections	$20,848	$12,980	$11,298
International services	803	2,601	2,374
GEO Care	584	295	226
Other	—	—	—

Total depreciation and amortization	$22,235	$15,876	$13,898

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Year	2006	2005	2004
	(In thousands)

Operating Income:
U.S. corrections	$106,380	$44,122	$70,384
International services	8,682	10,595	13,587
GEO Care	5,996	2,317	588

Operating income from segments	121,058	57,034	84,559
Corporate Expenses	(56,268)	(48,958)	(45,879)
Other	(589)	(138)	311

Total operating income	$64,201	$7,938	$38,991

Segment assets:
U.S. corrections	$457,545	$464,813
International services	79,641	60,827
GEO Care	15,606	10,028
Other	21,057	627

Total segment assets	$573,849	$536,295

Fiscal 2006 U.S. corrections operating expenses include a $4.0 million reduction in general liability and workers compensation reserves offset by $1.7 million in unbudgeted employee insurance reserve adjustments. Fiscal 2005 U.S. corrections segment operating expenses include net non cash charges of $23.8 million consisting of a $20.9 million impairment charge for the Michigan Correctional Facility and a $4.3 million charge for the remaining obligation for the inactive Jena Facility offset by a $1.3 million reduction in insurance reserves. Fiscal 2004 U.S. corrections segment operating expenses includes a net non cash credit of $1.2 million, consisting of a $4.2 million reduction in the Company’s general liability, auto liability and workers’ compensation insurance reserves offset by an additional provision for operating losses of approximately $3.0 million related to the inactive facility in Jena, Louisiana.

Pre-Tax Income Reconciliation

Year Ended	2006	2005	2004
	(In thousands)

Operating income from segments	$121,058	$57,034	$84,559
Unallocated amounts:
Corporate Expenses	(56,268)	(48,958)	(45,879)
Net Interest Expense	(17,544)	(13,862)	(12,570)
Costs related to early extinguishment of debt	(1,295)	(1,360)	(317)
Other	(589)	(138)	311

Income (loss) before income taxes, equity in earnings of affiliates, Discontinued operations and Minority interest	$45,362	$(7,284)	$26,104

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Asset Reconciliation

	2006	2005

Reportable segment assets	$552,792	$535,669
Cash	111,520	57,094
Deferred income tax	24,433	19,755
Restricted cash	33,651	26,366
Other	21,057	627

Total Assets	$743,453	$639,511

Geographic Information

The Company’s international operations are conducted through the Company’s wholly owned Australian subsidiaries, and one of the Company’s joint ventures in South Africa, SACM. Through the Company’s wholly owned subsidiary, GEO Group Australia Pty. Limited, the Company currently manages five correctional facilities, including one police custody center. Through the Company’s joint venture SACM, the Company currently manages one facility.

Fiscal Year	2006	2005	2004
		(In thousands)

Revenues:
U.S. operations	$757,329	$514,071	$502,989
Australia operations	82,156	83,335	75,947
South African operations	14,569	15,494	15,058
United Kingdom	6,828	—	—

Total revenues	$860,882	$612,900	$593,994

Long-lived assets:
U.S. operations	$279,685	$275,415
Australia operations	6,445	6,243
South African operations	642	578
United Kingdom	602	—

Total long-lived assets	$287,374	$282,236

Sources of Revenue

The Company’s derives most of its revenue from the management of privatized correction and detention facilities. The Company also derives revenue from the management of GEO Care facilities and from the construction and expansion of new and existing correctional, detention and GEO Care facilities. All of the Company’s revenue is generated from external customers.

Fiscal Year	2006	2005	2004
		(In thousands)

Revenues:
Correction and detention	$716,363	$572,109	$546,952
GEO Care	70,379	32,616	31,704
Construction	74,140	8,175	15,338

Total revenues	$860,882	$612,900	$593,994

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity in Earnings of Affiliates

Equity in earnings of affiliates for 2006, 2005 and 2004 include one of the joint ventures in South Africa, SACS. This entity is accounted for under the equity method.

A summary of financial data for SACS is as follows:

Fiscal Year	2006	2005	2004
		(In thousands)

Statement of Operations Data
Revenues	$34,152	$33,179	$31,175
Operating income	13,301	11,969	11,118
Net income	3,124	2,866	—
Balance Sheet Data
Current assets	15,396	13,212	14,250
Noncurrent assets	60,023	68,149	74,648
Current liabilities	5,282	4,187	5,094
Non current liabilities	63,919	73,645	83,474
Shareholders’ equity	6,217	3,529	330

SACS commenced operation in fiscal 2002. Total equity in undistributed income/(loss) for SACS before income taxes, for fiscal 2006, 2005 and 2004 was $3.3 million, $0.9 million, and $(0.1) million, respectively.

Business Concentration

Except for the major customers noted in the following table, no single customer provided more than 10% of the Company’s consolidated revenues during fiscal 2006, 2005 and 2004:

Customer	2006	2005	2004

Various agencies of the U.S. Federal Government	30%	27%	27%
Various agencies of the State of Florida	5%	7%	12%

Concentration of credit risk related to accounts receivable is reflective of the related revenues.

17.	Income Taxes

The United States and foreign components of income (loss) before income taxes, minority interest and equity income from affiliates are as follows:

	2006	2005	2004
		(In thousands)

Income (loss) before income taxes, minority interest, equity earnings in affiliates, and discontinued operations
United States	$32,968	$(20,395)	$9,627
Foreign	12,394	13,111	16,477

	45,362	(7,284)	26,104

Discontinued operations:
Income (loss) from operation of discontinued business	(428)	2,022	(529)

Total	$44,934	$(5,262)	$25,575

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxes on income (loss) consist of the following components:

	2006	2005	2004
	(In thousands)

Federal income taxes:
Current	$15,876	$(4,146)	$(72)
Deferred	(4,635)	(4,151)	2,050

	11,241	(8,297)	1,978

State income taxes:
Current	2,667	(714)	643
Deferred	(36)	(756)	469

	2,631	(1,470)	1,112

Foreign:
Current	3,042	(3,304)	4,226
Deferred	(409)	1,245	915

	2,633	(2,059)	5,141

Total U.S. and foreign	16,505	(11,826)	8,231

Discontinued operations:
Income from operations of discontinued business	(151)	895	(181)

Total	$16,354	$(10,931)	$8,050

A reconciliation of the statutory U.S. federal tax rate (35.0%) and the effective income tax rate is as follows:

	2006	2005	2004
		(In thousands)

Continuing operations:
Provisions using statutory federal income tax rate	$15,877	$(2,549)	$9,136
State income taxes, net of federal tax benefit	1,466	(907)	723
Australia consolidation benefit	(228)	(6,460)	—
Basis difference PCG stock	—	—	(3,351)
UK Tax Benefit	(977)	—	—
Section 965 benefit	—	(1,704)	(197)
Non-performance based compensation	—	—	1,417
Other, net	367	(206)	503

Total continuing operations	16,505	(11,826)	8,231

Discontinued operations:
Taxes from operations of discontinued business	(151)	895	(181)

Provision (benefit) for income taxes	$16,354	$(10,931)	$8,050

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the net current deferred income tax asset (liability) at fiscal year end are as follows:

	2006	2005
	(In thousands)

Book revenue not yet taxed	$(284)	$(260)
Deferred revenue	706	574
Uniforms	(337)	(158)
Deferred loan costs	301	945
Other, net	(26)	6
Allowance for doubtful accounts	357	211
Accrued vacation	4,938	4,753
Accrued liabilities	13,837	13,684

Total asset (liability)	$19,492	$19,755

The components of the net non-current deferred income tax asset (liability) at fiscal year end are as follows:

	2006	2005
	(In thousands)

Capital losses	$—	$5,945
Depreciation	109	(2,241)
Deferred loan costs	2,774	2,568
Deferred revenue	1,000	1,841
Bond Discount	(1,431)	(1,746)
Net operating losses	3,162	3,499
Tax credits	625	815
Intangible assets	(5,232)	(6,013)
Accrued liabilities	651	762
Deferred compensation	7,003	6,031
Residual U.S. tax liability on unrepatriated foreign earnings	(2,026)	(4,754)
Prepaid Lease	880	—
Other, net	409	261
Valuation allowance	(2,983)	(9,053)

Total asset (liability)	$4,941	$(2,085)

In accordance with SFAS No. 109, Accounting for Income Taxes, deferred income taxes should be reduced by a valuation allowance if it is not more likely than not that some portion or all of the deferred tax assets will be realized. On a periodic basis, management evaluates and determines the amount of the valuation allowance required and adjusts such valuation allowance accordingly. At fiscal year end 2006 and 2005, the Company has recorded a valuation allowance of approximately $3.0 million and $9.1 million, respectively. At the fiscal year end 2006 and 2005, the valuation allowance includes $0.1 million and $6.9 million, respectively reported as part of purchase accounting relating to deferred tax assets for capital losses, federal and state net operating losses and charitable contribution carryforwards from the CSC acquisition. Current accounting pronouncements provide that a reduction of a valuation allowance related to tax assets recorded as part of purchase accounting are to reduce goodwill. At fiscal year end 2005 a full valuation allowance was provided against capital losses. Certain tax elections made during the 3rd quarter of 2006 in connection with the CSC acquisition and related sale of Youth Services International, Inc. “YSI” changed the character of tax losses

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

associated with the transactions. As a result tax losses were carried back and resulted in a federal tax refund of $13.2 million which reduced goodwill. At fiscal year end 2006 there are no capital loss carryforwards and consequently the related valuation allowance was reduced by $5.9 million. At fiscal year end 2006 and 2005 a partial valuation allowance was provided against net operating losses from the acquisition. At fiscal year end 2005 a partial valuation allowance was also provided against certain charitable loss carryforwards that required further investigation. The remaining valuation allowance of $2.9 million and $2.2 million, for 2006 and 2005, respectively, relates to deferred tax assets for foreign net operating losses and state tax credits unrelated to the CSC acquisition.

At fiscal year end 2006, the Company had $2.2 million of net operating loss carryforwards from the CSC acquisition, which begin to expire in 2020. The utilization of these capital and net operating loss carryforwards are subject to annual usage limitations pursuant to Internal Revenue Code Section 382.

Also at fiscal year end 2006 the Company had $7.5 million of foreign operating losses which carry forward indefinitely and state tax credits which begin to expire in 2007. The Company has recorded a full valuation allowance against these deferred tax assets.

During the fourth quarter the Company’s Australian, South African and UK subsidiaries made dividend distributions in excess of their 2006 earnings in anticipation of the completion of the CPT acquisition which was consummated on January 24th, 2007. Residual U.S. taxes in excess of foreign tax credits related to the dividend distributions of prior year foreign earnings are now currently due and to that extent are no longer reflected as part of the deferred tax liability for residual U.S. taxes on unrepatriated foreign earnings.

During 2006 the Company’s UK subsidiary received UK income tax refunds related to several tax years ending prior to 2003 totaling $1 million. The Company provides for residual U.S. taxes on unrepatriated foreign earnings when earned. The Company studied the impact of the UK tax refund on its foreign tax credit position under U.S. tax law for the prior tax years at issue and concluded that it does not give rise to additional incremental U.S. taxes that would work to offset the benefit of the UK tax refund.

As a result of tax legislation in Australia, the Company realized an income tax benefit of $6.5 million in the fourth quarter 2005 and $0.2 million in the third quarter 2006. The benefit is due to an elective tax step-up that in effect reestablishes tax basis that had previously been depreciated on an accelerated methodology. The permanent tax step-up was exempt from taxation and results in a decrease in the same amount in the deferred tax liability associated with the depreciable asset. Equity in earnings of affiliate in 2005 reflects a one time tax benefit of $2.1 million related to a change in South African tax law applicable to companies in a qualified Public Private Partnership (“PPP”) with the South African Government. The tax law change had the effect that beginning in 2005 Government revenues earned under the PPP are exempt from South African taxation. The one time tax benefit in part related to deferred tax liabilities that were eliminated during 2005 as a result of the change in the tax law. In February 2007 the South African legislature passed legislation that has the effect of removing the exemption from taxation on government revenues. The law change will impact the equity in earnings of affiliate beginning in 2007. The Company is in the process of fully assessing the impact of the new legislation. However, as a result of the new legislation, deferred tax liabilities will have to be established at the applicable rate of 29%. This is estimated to result in a one time tax charge of up to $2.3 million in the first quarter of 2007.

On January 2, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share-Based payment” (FAS 123R), which revises FAS 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB25). SFAS 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. The Company adopted FAS 123R using the modified prospective method. Under this method the Company recognizes compensation cost for all share-based payments granted after January 1, 2006, plus any awards granted to employees prior to

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 2, 2006 that remain unvested at that time. The exercise of non-qualified stock options which have been granted under the Company’s stock option plans give rise to compensation income which is includable in the taxable income of the applicable employees and deducted by the Company for federal and state income tax purposes. Such compensation income results from increases in the fair market value of the Company’s common stock subsequent to the date of grant. The Company has elected to use the transition method described in FASB Staff Position 123(R)-3 (“FSP FAS 123(R)-3”.) In accordance with FSP FAS 123(R)-3, the tax benefit on awards that vested prior to January 2, 2006 but that were exercised on or after January 2, 2006 “Fully Vested Awards” are credited directly to additional paid-in-capital. On awards that vested on or after January 2, 2006 and that were exercised on or after January 2, 2006, “Partially vested Awards” the total tax benefit first reduces the related deferred tax asset associated with the compensation cost recognized under 123(R) and any excess tax benefit, if any, is credited to additional paid-in capital. Special considerations apply and which are addressed in the FSP FAS 123(R)-3, if the ultimate tax benefit upon exercise is less than the related deferred tax asset underlying the award. At fiscal year end 2006 the deferred tax asset related to unexercised stock options was $0.1 million.

In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the worldwide provision for income taxes. The Company provides for income taxes on transactions based on its estimate of the probable liability. The Company adjusts its provision as appropriate for changes that impact its underlying judgments. Changes that impact provision estimates include such items as jurisdictional interpretations on tax filing positions based on the result of tax audits and general tax authority rulings.

18.	Selected Quarterly Financial Data (Unaudited)

The Company’s selected quarterly financial data is as follows (in thousands, except per share data):

	First Quarter	Second Quarter

2006
Revenues	$185,881	$208,668
Operating income	$12,462	$15,957
Income from continuing operations	$4,674	$6,431
Loss from discontinued operations, net of tax	$(118)	$(113)
Basic earnings per share:
Income from continuing operations	$0.32	$0.41
Loss from discontinued operations	$(0.01)	$(0.01)

Net income per share	$0.31	$0.40
Diluted earnings per share:
Income from continuing operations	$0.31	$0.39
Loss from discontinued operations	$(0.01)	$(0.01)

Net income per share	$0.30	$0.39

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Third Quarter	Fourth Quarter

Revenues	$218,909	$247,404
Operating income	$16,985	$18,797
Income from continuing operations	$8,666	$10,537
Loss from discontinued operations, net of tax	$(24)	$(22)
Basic earnings per share:
Income from continuing operations	$0.45	$0.54
Loss from discontinued operations	$0.00	$0.00

Net income per share	$0.45	$0.54
Diluted earnings per share:
Income from continuing operations	$0.43	$0.52
Loss from discontinued operations	$0.00	$0.00

Net income per share	$0.43	$0.52

	First Quarter	Second Quarter

2005
Revenues	$148,255	$152,623
Operating income	$7,373	$7,588
Income from continuing operations	$2,391	$4,301
Income from discontinued operations, net of tax	$505	$173
Basic earnings per share:
Income from continuing operations	$0.17	$0.30
Income from discontinued operations	$0.03	$0.01

Net income per share	$0.20	$0.31
Diluted earnings per share:
Income from continuing operations	$0.16	$0.29
Income from discontinued operations	$0.03	$0.01

Net income per share	$0.19	$0.30

	Third Quarter	Fourth Quarter(b)

Revenues	$147,148	$164,874
Operating income (loss)	$5,444	$(12,467)
Income (loss) from continuing operations	$510 (a)	$(1,323	)(c)
Income (loss) from discontinued operations, net of tax	$(67)	$516
Basic earnings per share:
Income (loss) from continuing operations	$0.04	$(0.09)
Income (loss) from discontinued operations	$(0.01)	$0.03

Net income (loss) per share	$0.03	$(0.06)
Diluted earnings per share:
Income (loss) from continuing operations	$0.03	$(0.09)
Income (loss) from discontinued operations	$(0.00)	$0.04

Net income (loss) per share	$0.03	$(0.05)

THE GEO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Includes a $4.3 million write-off for the Jena, Louisiana facility and a charge of approximately $1.4 million related to the write-off of deferred financing fees from the extinguishment of debt.

(b)	Includes operations of CSC from November 4, 2005 through January 1, 2006.

(c)	Includes a $20.9 million impairment charge for Michigan facility, a $6.5 million tax benefit in Australia and $2.0 million tax benefit in South Africa related to changes in law.

Introduction to
Unaudited Pro Forma Condensed
Consolidated Financial Statements

On January 24 2007, The GEO Group, Inc. (“GEO”) acquired CentraCore Properties Trust (“CPT”), a Maryland real estate investment trust, headquartered in Palm beach Gardens, Florida (the “Acquisition”). The following unaudited pro forma condensed consolidated financial statements presents the effect of the Acquisition by GEO using the purchase method of accounting for the first three quarters of fiscal year 2006 (the “2006 Interim Period”), and for the full fiscal year 2005 (the “2005 Fiscal Year”). The information below with respect to the 2006 Interim Period reflects a period end date of September 30, 2006 and October 1, 2006 for CPT and GEO, respectively. The information below with respect to the 2005 Fiscal Year reflects a period end date of January 1, 2006 and December 31, 2005 for GEO and CPT, respectively. The use of different closing dates is based on each entity having different fiscal year ends.

On January 24, 2007, we completed the refinancing of our senior secured credit facility through the execution of a Third Amended and Restated Credit Agreement, referred to as the Amended Senior Credit Facility, by and among GEO, as Borrower, BNP Paribas, as Administrative Agent, BNP Paribas Securities Corp. as Lead Arranger and Syndication Agent, and the lenders who are, or may from time to time become, a party thereto. The Amended Senior Credit Facility consists of a $365 million 7-year term loan referred to as the Term Loan B and a $150 million 5-year revolver, referred to as the Revolver. The initial interest rate for the Term Loan B is LIBOR plus 1.5% and for the Revolver is LIBOR plus 2.25%. On January 24, 2007, GEO used the $365 million in borrowings under the Term Loan B to finance GEO’s acquisition of CPT.

The following unaudited pro forma condensed combined balance sheet of GEO presents the combined financial position of GEO as of the end of the 2006 Interim Period, on a pro forma basis, after giving effect to the Acquisition and the Refinancing as if such transactions had occurred as of October 1, 2006. The following unaudited pro forma condensed combined statements of operations of GEO present the combined results of operations of GEO for the 2006 Interim Period and for the 2005 Fiscal Year, on a pro forma basis, after giving effect to the Acquisition and the Refinancing as if such transactions had occurred as of the beginning of the 2006 Interim Period and the 2005 Fiscal Year, respectively.

Certain reclassifications have been made to CPT’s historical financial statements to conform to GEO’s historical financial statement presentation. Such reclassifications are based on the estimates and the assumptions and adjustments described in the notes to the unaudited pro forma financial statements. Under the purchase method of accounting, the total preliminary purchase price paid by GEO for CPT was allocated to the net tangible and intangible assets of CPT acquired in connection with the Acquisition based on their fair values as of the completion of the Acquisition. The estimated fair values of certain assets and liabilities have been determined with the assistance of third party valuation specialists. The preliminary work performed by the third party valuation specialists has been considered in management’s estimates of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. Management’s estimates and assumptions are subject to change upon the finalization of the valuation and may be adjusted in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The purchase price allocation has not yet been finalized primarily due to pending valuations of real estate and other fixed assets, finalization of acquisition costs and the conclusion of certain tax matters.

The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with (i) the historical consolidated financial statements of GEO, and the accompanying notes thereto, included in GEO’s annual report on Form 10-K, filed on March 17, 2006, as of and for the three years ended January 1, 2006, and GEO’s quarterly report on Form 10-Q, filed on November 9, 2006, as of and for the thirteen and thirty-nine weeks ended October 1, 2006, and (ii) the historical consolidated financial statements of CPT, and the accompanying notes thereto, included in CPT’s annual report on Form 10-K, as of and for the year ended December 31, 2005 and the CPT financial report for the nine months ended September 30, 2006, copies of which are attached to this Form 8-K/A.

The unaudited pro forma condensed combined consolidated financial statements are not intended to represent or be indicative of the combined consolidated financial condition or results of operations of GEO that would have been reported had the Acquisition and the Refinancing been completed as of the dates presented, and should not be taken as representative of the future combined consolidated financial condition or results of GEO. The unaudited pro forma condensed combined consolidated financial statements do not reflect any operating efficiencies and cost savings that GEO may achieve with respect to the Acquisition.

The Geo Group, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of October 1, 2006
(in thousands, except share data)

	GEO	CPT
	Actual	Actual	Adjustments		Pro Forma

ASSETS:
Current assets:
Cash and cash equivalents	$100,163	$274	$(63,285	) a	$37,152
Restricted cash	19,220	—	—		19,220
Accounts receivable, net	150,152	—	—		150,152
Deferred income tax asset	19,755	—	—		19,755
Other current assets	14,448	107	—		14,555
Current assets of discontinued operations	—	—	—		—

Total current assets	303,738	381	(63,285)		240,834

Restricted cash	14,441	—	—		14,441
Property and equipment, net	275,646	242,556	166,810	b	685,012
Assets held for sale	1,265	—	—		1,265
Direct finance lease receivable	37,716	—	—		37,716
Goodwill and other intangible assets, net	54,620	—	—		54,620
Other non current assets	15,903	2,897	6,933	c	25,733

TOTAL ASSETS	$703,329	$245,834	$110,804		$1,059,621

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$38,320	$3,255	$—		$41,575
Revolver	—	31,300	(31,300	) d	—
Accrued payroll and related taxes	29,831	—	—		29,831
Accrued expenses	70,970	—	(7,955	) e	63,015
Current portion of deferred revenue	2,014	—	(2,014	) f	—
Current portion of long-term debt and non-recourse debt	17,252	—	—		17,252
Current liabilities of discontinued operations	1,251	—	—		1,251

Total current liabilities	159,638	34,555	(41,269)		152,924

Deferred revenue	1,994	—	(1,994	) f	—
Deferred tax liability	2,793	—	—		2,793
Minority Interest	1,140	—	—		1,140
Other non current liabilities	20,907	—	—		20,907
Capital Leases	16,823	—	—		16,823
Long-term debt	144,897	—	365,000	g	509,897
Non-recourse debt	121,840	—	—		121,840
Commitments and contingencies
Shareholders’ equity
Preferred stock	—	—	—		—
Common stock	130	11	(11	) h	130
Additional paid-in capital	140,099	220,848	(220,848	) h	140,099
Retained earnings	191,181	—	—		191,181
Distributions in excess of retained earnings	—	(9,580)	9,580	h	—
Accumulated other comprehensive loss	797	—	—		797
Treasury stock	(98,910)	—	—		(98,910)

Total shareholders’ equity	233,297	211,279	(211,279)		233,297

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$703,329	$245,834	$110,804		$1,059,621

a.	Adjustment reflects net cash used by GEO to acquire CPT shares, pay deal costs and pay down CPT debt.

b.	Reflect adjustment to fair value based on independent third party appraisals.

c.	Adjustment reflects the following:

Elimination of straight line rent receivable from GEO on CPT’s balance sheet	$(1,441)
Record deferred financing costs in connection with amendment of GEO’s senior secured credit facility	8,374

$6,933

d.	This adjustment reflects the paydown CPT debt in connection with acquisition.

e.
This adjustment eliminates the write down of the Jena lease reserve on GEO’s financial statements. During 2000, our management contract at the 276-bed Jena Juvenile Justice Center in Jena, Louisiana was discontinued by the mutual agreement of the parties. Despite the discontinuation of the management contract, we remained responsible for payments on our underlying lease of the inactive facility with CPT through January 2010. During the Third Quarter 2005, we recorded an operating charge of $4.3 million, representing the remaining obligation on the lease through the contractual term of January 2010 for a total reserve of $8.6 million. As a result of the acquisition of CPT the Company is eliminating this the balance of this reserve as part of the purchase price allocation.

f.
This adjustment reflects the elimination of deferred revenue on GEO’s balance sheet as a result of the acquisition. Deferred revenue primarily represents the unamortized net gain on the sale and leaseback of 11 correctional and detention facilities operated by the Company and acquired by CPT during fiscal 1998, 1999 and 2000 and 2005. The gain was being amortized over the ten-year lease terms.

g.
On January 24, 2007, we completed the refinancing of our senior secured credit facility through the execution of a Third Amended and Restated Credit Agreement, referred to as the Amended Senior Credit Facility, by and among GEO, as Borrower, BNP Paribas, as Administrative Agent, BNP Paribas Securities Corp. as Lead Arranger and Syndication Agent, and the lenders who are, or may from time to time become, a party thereto. The Amended Senior Credit Facility consists of a $365 million 7-year term loan referred to as the Term Loan B and a $150 million 5-year revolver, referred to as the Revolver. The initial interest rate for the Term Loan B and the Revolver is LIBOR plus 2%. On January 24, 2007, GEO used the $365 million in borrowings under the Term Loan B to finance GEO’s acquisition of CPT.

h.	Reflects elimination of CPT equity.

The Geo Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Nine Months Ended October 1, 2006
(in thousands, except per share data)

	GEO	CPT
	Actual	Actual	Adjustments		Pro Forma

Revenues	$613,478	$23,228	$(19,956)	a	$616,750
Operating expenses	507,932	—	(17,250)	b	490,682
Depreciation and amortization	17,768	4,790	2,500	c	25,058
General and administrative expenses	42,374	3,942	—		46,316

Operating Income	45,404	14,496	(5,206)		54,694
Interest Income	7,806	59	—		7,865
Interest Expense	(21,995)	(1,572)	(17,940)	d	(41,507)
Write off of Deferred Financing Fees	(1,295)	—	—		(1,295)

Income (loss) before income taxes, equity income of affiliate	29,920	12,983	(23,146)		19,757
Provision (benefit) for income taxes	11,142	—	(3,634)	e	7,508
Minority Interest	(45)	—	—		(45)
Equity income of affiliate, net of benefit of ($2,016)	1,038	—	—		1,038

Income from continuing operations	$19,771	$13,246	($19,512)		$13,242

Income(loss) from discontinued operations	(255)	—	—		(255)

Net Income	$19,516	$12,983	$(19,512)		$12,987

Weighted average shares outstanding:
Basic	16,493				16,493
Diluted	17,124				17,124
Earnings per common share:
Basic:
Income from continuing operations	$1.20				$0.80
Income(loss) from discontinued operations	(0.02)				(0.02)

Net Income	$1.18				$0.78

Diluted:
Income from continuing operations	$1.15				$0.77
Income(loss) from discontinued operations	(0.01)				(0.01)

Net Income	$1.14				$0.76

The Geo Group, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
Fiscal Year Ended January 1, 2006
(in thousands, except per share data)

	GEO	CPT
	Actual	Actual	Adjustments		Pro Forma

Revenues	$612,900	$27,945	$(25,297)	a	$615,548
Operating expenses	540,128		(21,600)	b	518,528
Depreciation and amortization	15,876	5,859	3,861	c	25,596
General and administrative expenses	48,958	3,025	—		51,983

Operating Income	7,938	19,061	(7,558)		19,441
Interest Income	9,154	108	—		9,262
Interest Expense	(23,016)	(1,106)	(24,910)	d	(49,032)
Write off of Deferred Financing Fees	(1,360)	—	—		(1,360)

Income (loss) before income taxes, equity income of affiliate	(7,284)	18,063	(32,468)		(21,689)
Provision (benefit) for income taxes	(11,826)	—	(5,474)	e	(17,300)
Minority Interest	(742)	—	—		(742)
Equity income of affiliate, net of benefit of (2,016)	2,079	—	—		2,079

Income from continuing operations	$5,879	$18,063	$(26,994)		$(3,052)

Income(loss) from discontinued operations	1,127	—	—		1,127

Net Income	$7,006	$18,063	$(26,994)		$(1,925)

Weighted average shares outstanding:
Basic	14,370				14,370
Diluted	15,015				15,015
Earnings per common share:
Basic:
Income from continuing operations	$0.41				$(0.21)
Income(loss) from discontinued operations	0.08				0.08

Net Income	$0.49				$(0.13)

Diluted:
Income from continuing operations	$0.39				$(0.20)
Income(loss) from discontinued operations	0.08				0.08

Net Income	$0.47				$(0.12)

a.	Reflects adjustment in CPT’s rental income to reflect the elimination of rents from GEO properties.

b.
Reflects the elimination of GEO rent expense. This amount differs from the amount in Note a above primarily due to Jena rent payments not included in GEO expense and deferred revenue. See Balance Sheet adjustments e and f for further detail.

c.	Adjustment is to record depreciation based on the fairmarket value of the acquired properties based on the purchase method of accounting. Amount is calculated as follows:

	Year ended	Nine Months ended
	January 1, 2006	October 1, 2006

Allocation of purchase price to assets acquired	$409,366	$409,366
Less value related to land	20,569	20,569

Depreciable assets	388,797	388,797
Estimated average useful life	40	40

Depreciation Expense	9,720	7,290
Less amount recognized	5,859	4,790

Net adjustment	$3,861	$2,500

d.	Reflects net adjustment to record interest expense and amortization of financing fees and elimination of CPT interest expense:

	Year ended	Nine Months ended
	January 1, 2006	October 1, 2006

Term Loan	$365,000	$365,000
Rate	6.80%	6.80%

Interest expense	(24,820)	(18,615)

Deferred Financing Costs	8,374	8,374
Years	7	7

Amortization expense	(1,196)	(897)

Total interest expense	(26,016)	(19,512)
Less amount related to CPT debt paid	(1,106)	(1,572)

Net adjustment	$(24,910)	$(17,940)

e.	Net adjustment necessary to reflect an effective tax rate of 38% on combined pre-tax income.

Prospectus

THE GEO GROUP, INC

Common Stock
Preferred Stock
Debt Securities
Warrants
Depositary Shares

We may offer and sell the following securities from time to time:

•	shares of common stock,

•	shares of preferred stock,

•	debt securities,

•	warrants, and

•	depositary shares,

in one or more offerings, in aggregate principal amounts (or net proceeds in the case of securities issued at an original issue discount), at prices and on terms to be determined at the time of offering.

This prospectus provides you with a general description of the securities we may offer. When we offer securities pursuant to this prospectus, we will deliver to you this prospectus as well as a prospectus supplement setting forth the specific terms of the securities being offered. The supplement may also add, update or change information contained in the prospectus. We urge you to read carefully this prospectus and the accompanying prospectus supplement before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the symbol “GEO.” Any common stock sold pursuant to a prospectus supplement will be listed on such exchange, subject to official notice of issuance.

We may sell the securities to or through underwriters and also may sell the securities directly to other purchasers or through agents or dealers.

Investing in our securities involves a high degree of risk. See “Risk Factors” section of our filings with the SEC and the applicable prospectus supplement.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 13, 2007

You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement to this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate as of the date on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by us with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell from time to time any combination of securities described in this prospectus in one or more offerings. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and the accompanying prospectus supplement, together with the additional information described under the heading, “Where You Can Find More Information.”

When used in this prospectus, the terms “GEO,” “we,” “our” and “us” refer to The GEO Group, Inc. and its consolidated subsidiaries, unless otherwise specified.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy such material at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov. In addition, reports, proxy statements and other information concerning us can be inspected at the NYSE, 20 Broad Street, New York, New York 10005, where our common stock is listed.

We have filed with the SEC a registration statement under the Securities Act that registers the distribution of the securities offered hereby. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities being offered. This prospectus, which forms part of the registration statement, omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement and related exhibits for further information with respect to us and the securities offered hereby. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate into this prospectus by reference the following documents filed by us with the SEC, each of which should be considered an important part of this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Commission on March 2, 2007;

•	our current reports on Form 8-K, filed with the SEC on January 30, 2007, February 6, 2007 and February 20, 2007;

•	our current report on Form 8-K/A, filed with the SEC on February 26, 2007;

•	our registration statement on Form 8-A filed with the SEC on June 27, 1994;

•	our registration statement on Form 8-A/A, filed with the SEC on October 30, 2003;

•	our registration statement on Form 8-A, filed with the SEC on October 30, 2003; and

•	all subsequent documents filed by us after the date of this prospectus and prior to the termination of this offering under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, other than any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, or as otherwise permitted by the SEC’s rules and regulations.

Any statement contained in a document deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and registration statement. While any securities described herein remain outstanding, we will make available at no cost, upon written or oral request, to any beneficial owner and any prospective purchaser of securities described herein, any of the documents incorporated by reference in this prospectus and registration statement by writing to us at the following address or telephoning us at (561) 893-0101.

Director of Corporate Relations
The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242

In addition, we make available free of charge, through the Investor Relations page on our website at http://www.thegeogroupinc.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Other than the information expressly incorporated by reference into this prospectus, information on, or accessible through, our website is not a part of this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part.

Exhibits to an incorporated document will not be provided unless the exhibit is specifically incorporated by reference into this prospectus.

OUR COMPANY

We are a leading provider of government-outsourced services specializing in the management of correctional, detention and mental health and residential treatment facilities in the United States, Australia, South Africa, the United Kingdom and Canada. We operate a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers and minimum security detention centers. Our correctional and detention management services involve the provision of security, administrative, rehabilitation, education, health and food services, primarily at adult male correctional and detention facilities. Our mental health and residential treatment services, which are operated through our wholly-owned subsidiary, GEO Care, Inc., involve the delivery of quality care, innovative programming and active patient treatment, primarily at privatized state mental health facilities. We also develop new facilities based on contract awards, using our project development expertise and experience to design, construct and finance what we believe are state-of-the-art facilities that maximize security and efficiency.

Our business was founded in 1984 as a division of The Wackenhut Corporation, or TWC, a multinational provider of global security services. We were incorporated in 1988 as a wholly-owned subsidiary of TWC. In July 1994, we became a publicly-traded company. In 2002, TWC was acquired by Group 4 Falck A/S, which became our new parent company. In July 2003, we purchased all of our common stock owned by Group 4 Falck A/S and became an independent company. In November 2003, we changed our corporate name to “The GEO Group, Inc.” We currently trade on the New York Stock Exchange under the ticker symbol “GEO.”

We are incorporated in Florida. Our principal executive offices are located at 621 NW 53rd Street, Suite 700, Boca Raton, Florida 33487. Our telephone number is (561) 893-0101. Our website is www.thegeogroupinc.com. Information on, or accessible through, our website is not a part of this prospectus.

THE SECURITIES WE MAY OFFER

We may from time to time offer shares of our common stock and preferred stock, various series of debt securities, warrants to purchase any of such securities and/or depositary shares, at an indeterminate aggregate offering price and amount, under this prospectus. The price and amount of such securities to be offered will be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	designation or classification;

•	aggregate principal amount or aggregate offering price;

•	maturity;

•	original issue discount, if any;

•	rates and times of payment of interest or dividends, if any;

•	redemption, conversion, exchange or sinking fund terms, if any;

•	conversion or exchange prices or rates, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices or rates and in the securities or other property receivable upon conversion or exchange;

•	ranking;

•	restrictive covenants, if any;

•	voting or other rights, if any; and

•	important federal income tax considerations.

The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

•	the names of those agents or underwriters;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us.

Common Stock

We may issue shares of our common stock from time to time. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require shareholder approval. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

Preferred Stock

We may issue shares of our preferred stock from time to time, in one or more series. Under our articles of incorporation, our board of directors has the authority, without further action by the shareholders, to designate up to 15,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. As of the date of this prospectus, there are no shares of preferred stock outstanding.

We will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that we sell under this prospectus and applicable prospectus supplements in the certificate of designation relating to that series. We will incorporate by reference into the registration statement of which this prospectus is a part the form of any certificate of designation that describes the terms of the series of preferred stock we are offering before the issuance of the related series of preferred stock. We urge you to read the prospectus supplements related to the series of preferred stock being offered, as well as the complete certificate of designation that contains the terms of the applicable series of preferred stock.

Debt Securities

We may issue debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. The senior debt securities will rank equally with any other unsubordinated debt that we may have and may be secured or unsecured. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all or some portion of our indebtedness. Any convertible debt securities that we issue will be convertible into or exchangeable for our common stock or other securities of ours. Conversion may be mandatory or at your option and would be at prescribed conversion rates.

The debt securities will be issued under one or more documents called indentures, which are contracts between us and a trustee for the holders of the debt securities. The specific terms applicable to any debt securities issued pursuant to this prospectus and any applicable prospectus supplements will be set forth in indentures and described in the prospectus supplements related to the debt securities being offered. These terms and conditions may differ materially from those described in this prospectus. As a result, we urge you to read the form of indenture, as well as the complete indentures and prospectus supplements that contain the terms of the series of debt securities being offered. The indentures and forms of debt securities related to the debt securities being offered will be incorporated by reference into the registration statement of which this prospectus is a part from reports we file with the SEC.

Warrants

We may issue warrants for the purchase of common stock, preferred stock or debt securities in one or more series, from time to time. We may issue warrants independently or together with common stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from those securities.

The warrants will be evidenced by warrant certificates issued under one or more warrant agreements, which are contracts between us and an agent for the holders of the warrants. The prospectus supplements relating to any warrants being offered pursuant to this prospectus and any applicable prospectus supplements will contain the specific terms of the warrants, as well as the complete warrant agreements and warrant certificates that contain the terms of the warrants. Forms of warrant agreements and warrant certificates containing the terms of the warrants being offered will be incorporated by reference into the registration statement of which this prospectus is a part from reports we file with the SEC.

Depositary Shares

We may elect to offer fractional shares of preferred stock rather than full shares of preferred stock and, in that event, we will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement, of a share of the applicable series of preferred stock.

Any depositary shares that we sell under this prospectus will be evidenced by depositary receipts issued under a deposit agreement between us and a depositary with whom we deposit the shares of the applicable series of preferred stock that underlie the depositary shares that are sold. The specific terms of any depositary shares issued pursuant to this prospectus and any applicable prospectus supplement will be set forth in the prospectus supplement relating to the warrants being offered. We urge you, however, to read the prospectus supplements related to any depositary shares being sold, as well as the complete deposit agreement and depositary receipt. A form of deposit agreement containing the terms of any depositary shares that we sell under this prospectus will be incorporated by reference into the registration statement of which this prospectus is a part from reports we file with the SEC.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated below is as follows:

	Fiscal year ended,
	December 29,	December 28,	January 2,	January 1,	December 31,
	2002	2003	2005	2006	2006

Ratio of earnings to fixed charges	2.19x	3.36x	1.76x	0.82x	1.98x

The ratio of earnings to fixed charges was calculated by dividing income before income taxes and equity in earnings of affiliates plus fixed charges by fixed charges. Fixed charges consist of interest expense (including the interest element of rental expense) and amortization of deferred financing fees.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the table above.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes. General corporate purposes may include any of the following:

•	repaying debt;

•	funding capital expenditures;

•	paying for possible acquisitions or the expansion of our businesses;

•	investing in or lending money to subsidiaries of GEO; or

•	providing working capital.

When a particular series of securities is offered, the prospectus supplement relating thereto will set forth our intended use for the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we may invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

From time to time, we engage in preliminary discussions and negotiations with various businesses in order to explore the possibility of an acquisition or investment. However, as of the date of this prospectus, we have not entered into any agreements or arrangements which would make an acquisition or investment probable under Rule 3-05(a) of Regulation S-X.

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making investment decisions, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are “forward-looking” statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may, “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” or “continue” or the negative of such words or variations of such words and similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements and we can give no assurance that such forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, or “cautionary statements,” include, but are not limited to:

•	our ability to timely build and/or open facilities as planned, profitably manage such facilities and successfully integrate such facilities into our operations without substantial additional costs;

•	the instability of foreign exchange rates, exposing us to currency risks in Australia, the United Kingdom, and South Africa, or other countries in which we may choose to conduct our business;

•	our ability to reactivate the Michigan Correctional Facility;

•	an increase in unreimbursed labor rates;

•	our ability to expand, diversify and grow our correctional and residential treatment services;

•	our ability to win management contracts for which we have submitted proposals and to retain existing management contracts;

•	our ability to raise new project development capital given the often short-term nature of the customers’ commitment to use newly developed facilities;

•	our ability to estimate the government’s level of dependency on privatized correctional services;

•	our ability to grow our mental health and residential treatment services;

•	our ability to accurately project the size and growth of the U.S. and international privatized corrections industry;

•	our ability to develop long-term earnings visibility;

•	our ability to obtain future financing at competitive rates;

•	our exposure to rising general insurance costs;

•	our exposure to claims for which we are uninsured;

•	our exposure to rising employee and inmate medical costs;

•	our ability to maintain occupancy rates at our facilities;

•	our ability to manage costs and expenses relating to ongoing litigation arising from our operations;

•	our ability to accurately estimate on an annual basis, loss reserves related to general liability, workers compensation and automobile liability claims;

•	our ability to identify suitable acquisitions, and to successfully complete and integrate such acquisitions on satisfactory terms;

•	the ability of our government customers to secure budgetary appropriations to fund their payment obligations to us;

•	those factors disclosed or incorporated by reference elsewhere in this prospectus or in any applicable prospectus supplement, including, without limitation, in conjunction with the forward-looking statements included in this prospectus; and

•	other factors contained in our filings with the SEC, including, but not limited to, those detailed in our annual report on Form 10-K, our Form 10-Qs and our Form 8-Ks filed with the SEC.

We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is summarized from our articles of incorporation, as amended, which have been publicly filed with the SEC. See “Where You Can Find More Information.”

Our authorized capital stock consists of:

•	45,000,000 shares of common stock, par value $0.01 per share; and

•	15,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 shares are designated as Series A Junior Participating Preferred Stock.

The only equity securities currently outstanding are shares of common stock. As of March 9, 2007, we had 19,753,084 shares of common stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by our shareholders. Upon any liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights. All outstanding shares of common stock are fully paid and non-assessable. Our common stock is traded on the on the New York Stock Exchange under the symbol “GEO.”

Preferred Stock

Pursuant to our articles of incorporation, our board of directors may, by resolution and without further action or vote by our shareholders, provide for the issuance of up to 15,000,000 shares of preferred stock from time to time in one or more series having such voting powers, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof, as the board of directors may determine.

The issuance of preferred stock may have the effect of delaying or preventing a change in our control without further action by our shareholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Rights Agreement and Series A Junior Participating Preferred Stock

Each share of our common stock carries with it one preferred share purchase right. If the rights become exercisable, each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock at a fixed price, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a shareholder as a result of holding the right. The rights trade automatically with shares of our common stock, and may only be exercised in connection with certain attempts to take over our company. The rights are designed to protect the interests of our company and our shareholders against coercive takeover tactics and encourage potential acquirors to negotiate with our board of directors before attempting a takeover. The description and terms of the rights are set forth in a rights agreement, dated as of October 9, 2003, as the same may be amended from time to time, between us and EquiServe Trust Company, N.A., as rights agent.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled ratably to receive dividends, if any, declared by our board of directors out of funds legally available for the payment of dividends. We have not paid cash dividends to date and do not expect to pay any cash dividends in the foreseeable future.

Anti-Takeover Protections

Certain Provisions of Florida Law

We are subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of those provisions. Our common stock is subject to the “affiliated transactions” and “control-share acquisitions” provisions of the Florida Business Corporation Act. These provisions require, subject to certain exceptions, that an “affiliated transaction” be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an “interested shareholder” and that voting rights be conferred on “control shares” acquired in specified control share acquisitions only to the extent conferred by resolution approved by the shareholders, excluding holders of shares defined as “interested shares.” Subject to several exceptions, these provisions have the effect of deterring certain transactions between us and our shareholders and certain acquisitions of specified percentages of our common stock, that in each case have not been approved by disinterested shareholders.

Preferred Stock

Our board of directors is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of preferred stock with voting rights or conversion rights may adversely affect the voting power of the common stock, including the loss of voting control to others. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in our control without shareholder approval.

Rights Agreement

The rights issued under the rights agreement described above have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire control of our company without conditioning the offer on the redemption of the rights. The rights should not interfere with any merger or other business combination approved by our board of directors prior to the time that the rights may not be redeemed. The rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The rights are intended to assure that our board of directors has the ability to protect shareholders and GEO if efforts are made to gain control of GEO in a manner that is not in the best interests of GEO and its shareholders. The rights may, but are not intended to, deter takeover proposals that may be in the interests of our shareholders.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus from time to time in one or more transactions:

•	to purchasers directly;

•	to underwriters for public offering and sale by them;

•	through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.

Direct Sales

We may sell the securities directly to institutional investors or others. A prospectus supplement will describe the terms of any sale of securities we are offering hereunder.

To Underwriters

The applicable prospectus supplement will name any underwriter involved in a sale of securities. Underwriters may offer and sell securities at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent.

Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase securities or any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

Through Agents and Dealers

We will name any agent involved in a sale of securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

If we utilize a dealer in the sale of the securities being offered pursuant to this prospectus, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Delayed Delivery Contracts

If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

General Information

Underwriters, dealers and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us or our affiliates in the ordinary course of business.

Unless we indicate differently in a prospectus supplement, we will not list the securities on any securities exchange, other than shares of our common stock. The securities, except for our common stock, will be a new issue of securities with no established trading market. Any underwriters that purchase securities for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of or the trading markets for any securities offered pursuant to this prospectus or any related prospectus supplement.

LEGAL MATTERS

Akerman Senterfitt, Miami, Florida, will pass on our behalf upon certain legal matters relating to the issuance and sale of the securities.

EXPERTS

The consolidated financial statements of The GEO Group, Inc. appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, including the schedule appearing therein, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 included in our Annual Report on Form 10-K, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of The GEO Group, Inc. as of January 1, 2006 and for each of the two years ended January 1, 2006 appearing in The GEO Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006, including the schedule for the two years in the period ended January 1, 2006 appearing therein, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CentraCore Properties Trust, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in the Form 8-K/A of The GEO Group, Inc., filed with the Securities and Exchange Commission on February 26, 2007, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

4,750,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
March  , 2007

Joint Book-Running Managers
LEHMAN BROTHERS
BANC OF AMERICA SECURITIES LLC
FIRST ANALYSIS SECURITIES CORPORATION
AVONDALE PARTNERS
BNP PARIBAS
COMERICA SECURITIES
HSBC
JESUP & LAMONT
FORTIS SECURITIES